As filed with the Securities and Exchange Commission on March 9, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Michael Kors Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

British Virgin Islands	3100	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Michael Kors Limited

Unit 1001, 10/F, Miramar Tower

132 Nathan Road

Tsim Sha Tsui, Hong Kong

(852) 3928-5563

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John D. Idol

Chief Executive Officer

c/o Michael Kors (USA), Inc.

11 West 42nd Street, 21st Floor

New York, NY 10036

(212) 201-8388

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John C. Kennedy, Esq.	Richard D. Truesdell Jr., Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP	Davis Polk & Wardwell LLP
1285 Avenue of the Americas	450 Lexington Avenue
New York, NY 10019-6064	New York, NY 10017
(212) 373-3000	(212) 450-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Ordinary shares, no par value	28,750,000	$46.47	$1,336,012,500	$153,108

(1)	Includes 3,750,000 additional shares that the underwriters have the option to purchase.
(2)

With regard to the securities included hereby, the offering price and registration fee are estimated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average high and low prices for the ordinary shares of Michael Kors Holdings Limited, as reported by the New York Stock Exchange, on March 7, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated March 9, 2012.

PROSPECTUS

25,000,000 Ordinary Shares

Michael Kors Holdings Limited

The selling shareholders, including certain members of our management, are offering all of the ordinary shares under this prospectus. We will not receive any proceeds from the sale of ordinary shares by the selling shareholders.

Our ordinary shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “KORS.” On March 8, 2012, the closing price for our ordinary shares on the NYSE was $47.08 per ordinary share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 11 to read about factors you should consider before buying our ordinary shares.

Price $ Per Ordinary Share

	Price to Public		Underwriting Discounts and Commissions		Proceeds, before Expenses, to Selling Shareholders
Per Ordinary Share		$		$		$
Total	$		$		$

To the extent that the underwriters sell more than 25,000,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 3,750,000 ordinary shares from the selling shareholders identified in this prospectus on the same terms as set forth above. See the section of this prospectus entitled “Underwriting.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about                     , 2012.

Morgan Stanley	J.P. Morgan	Goldman, Sachs & Co.

                    , 2012

Neither we, the selling shareholders nor the underwriters have authorized any other person to provide you with different or additional information other than that contained in this prospectus. We, the selling shareholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. We and the selling shareholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or such other date stated in this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since those dates.

The laws of certain jurisdictions may restrict the distribution of this prospectus and the offer and sale of the ordinary shares. Persons into whose possession this prospectus or any ordinary shares may come must inform themselves about, and observe, any such restrictions on the distribution of this prospectus and the offering and sale of the ordinary shares. In particular, there are restrictions on the distribution of this prospectus and the offer or sale of the ordinary shares in the United States and the European Economic Area. Neither we, the selling shareholders nor our respective representatives are making any representation to any offeree or any purchaser of the ordinary shares regarding the legality of any investment in the ordinary shares by such offeree or purchaser under applicable legal investment or similar laws or regulations. Accordingly, no ordinary shares may be offered or sold, directly or indirectly, and neither this prospectus nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including the Luxury Goods Worldwide Market Study, 2011 (dated October 2011), the Luxury Goods Worldwide Market Study Spring 2011 Update (dated May 2011), the Luxury Goods Worldwide Market Study (dated October 2008) and the Altagamma 2006 Worldwide Markets Monitor (dated October 2006), each of which was prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com (together, the “Altagamma Studies”). Industry publications, studies and surveys generally state that they have been prepared from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these

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studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither this research nor these definitions have been verified by any independent source. Further, while we believe the market opportunity information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us. See “Cautionary Note Regarding Forward-Looking Statements.”

The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

TRADEMARKS

We operate under a number of trademarks, including, among others, “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors,” all of which are registered under applicable intellectual property laws. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

The forward-looking statements contained in this prospectus are based on assumptions that we have made in light of our management’s experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors include but are not limited to:

•	general economic cycles that affect consumer spending and overall consumer spending on accessories, footwear and apparel;

•	our ability to respond to changing fashion and retail trends;

•	our ability to respond to market competition;

•	our dependence on members of our executive management and other key employees, including, among others, Mr. Kors and Mr. Idol;

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•

our ability to execute our growth strategies, including increasing brand awareness and global comparable store sales growth and opening new retail stores, including concessions, and “shop-in-shops” in North America and internationally;

•	our ability to manage our operations at our current size and to manage any future growth;

•	our ability to maintain historical levels of comparable store sales and average sales per square foot as we expand our store base;

•	risks associated with leasing retail space under long-term, non-cancelable leases and our substantial operating lease obligations;

•	the success of our current and future licensing arrangements with third parties over whom we have limited control;

•	our ability to maintain our relationships with our significant wholesale customers;

•	our ability to maintain adequate information technology systems and to effectively track inventory, manage our supply chain, record and process transactions, summarize results and manage our business;

•	direct privacy breaches and third-party operation of our e-commerce website;

•	fluctuations in the costs of raw materials;

•	our ability to effectively operate our distribution facilities and transition into a new distribution facility and implement a new warehouse management system;

•	our dependence on foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks;

•	our manufacturing contractors’ failure to use acceptable ethical business practices;

•	our ability to maintain compliance with restrictive covenants in the documents governing our debt;

•

our ability to protect our trademarks and other intellectual property rights, including our brand image and reputation, and the possibility that others may allege that we infringe upon their intellectual property rights; and

•	fluctuations in foreign currency exchange rates.

These and other factors are more fully discussed in the “Risk Factors” section and elsewhere in this prospectus. These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus.

All information contained in this prospectus is materially accurate and complete as of the date of this prospectus. You should keep in mind, however, that any forward-looking statement made by us in this prospectus, or elsewhere, speaks only as of the date on which we make it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We do not undertake any obligation to update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this prospectus or elsewhere might not occur.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our ordinary shares. Before making an investment decision, you should read this entire prospectus carefully, especially the “Risk Factors” section of this prospectus and our consolidated financial statements and related notes appearing at the end of this prospectus. Some of the statements in this prospectus constitute forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements” for more information.

Except where the context otherwise requires or where otherwise indicated, (i) the terms “Michael Kors,” “we,” “us,” “our,” “the Company,” “our Company” and “our business” refer to Michael Kors Holdings Limited and its consolidated subsidiaries as a combined entity, (ii) references to our stores, retail stores and retail segment include all of our full-price retail stores (including concessions) and outlet stores and (iii) the term “Fiscal,” with respect to any year, refers to the 52-week period ending on the Saturday closest to March 31 of such year, except for “Fiscal 2010,” which refers to the 53-week period ended April 3, 2010, and “Fiscal 2008” and “Fiscal 2007,” which refer to the fiscal years ended March 31, 2008 and 2007, respectively. As further described in this prospectus, the Company and certain of its affiliates completed a corporate reorganization in July 2011 (the “Reorganization”). See “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale” for more information on the Reorganization. Some differences in the numbers in the tables and text throughout this prospectus may exist due to rounding. All comparable store sales are presented on a 52-week basis.

Our Company

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 74 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales. We have also expanded our distribution capabilities beyond wholesale into retail, which accounted for approximately 42.8%, 36.7% and 28.7% of our total revenue in Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Our total revenue was $803.3 million in Fiscal 2011 as compared to $508.1 million in Fiscal 2010, representing a 58.1% year-over-year increase. Our net income was $72.5 million in Fiscal 2011 as compared to $39.2 million in Fiscal 2010, representing a 84.7% year-over-year increase.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. In Fiscal 2011, our retail segment accounted for approximately 42.8% of our total revenue. As of December 31, 2011, our retail segment included:

•	188 North American retail stores, including concessions; and

•	43 international retail stores, including concessions, in Europe and Japan.

In Fiscal 2011, our wholesale segment accounted for approximately 51.5% of our total revenue. As of December 31, 2011, our wholesale segment included:

•	wholesale sales through approximately 1,860 department store and specialty store doors in North America; and

•	wholesale sales through approximately 478 department store and specialty store doors internationally.

Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. In Fiscal 2011, our licensing segment accounted for approximately 5.7% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world, including, among others, Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Harrods, Harvey Nichols, Selfridges, Le Bon Marché and Printemps. In 2004, we saw an opportunity to capitalize on the brand strength of the Michael Kors collection and address the significant demand opportunity in accessible luxury goods, and we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel. The MICHAEL Michael Kors collection is carried in all of our lifestyle stores as well as leading department stores throughout the world, including, among others, Bloomingdale’s, Nordstrom, Macy’s, Harrod’s, Harvey Nichols, Selfridges, Printemps, Lotte, Hyundai, Isetan and Lane Crawford. Taken together, our two primary collections target a broad customer base while retaining a premium luxury image. In addition to these two primary collections, we also offer select footwear and outerwear through our KORS Michael Kors accessible luxury collection, which is not material to our net sales.

Our Market Opportunity

We operate in the growing global luxury goods industry, which, according to the Altagamma Studies, is predicted to grow from $226.6 billion in 2010 to $250.2 billion in 2011 and reach between $294.8 billion and $301.3 billion in 2014, representing a 6% compound annual growth rate (“CAGR”). While apparel makes up an important part of our business, we have a growing focus on luxury accessories and footwear, positioning us to participate in what was the most resilient and fastest growing product category within the global luxury goods industry from 2005 to 2010. In 2010, the accessories product category generated sales of approximately $56.7 billion, representing 25% of total sales for the industry. The majority of our current sales come from North America, and we have built, and continue to build, our business and brand awareness in Europe and Asia.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Rapidly Growing Luxury Lifestyle Brand with Best-in-Class Growth Metrics. We believe that the Michael Kors name has become synonymous with luxurious fashion that is timeless and elegant, expressed through sophisticated accessory and ready-to-wear collections. Each of our collections exemplifies the jet-set lifestyle and features high quality designs, materials and craftsmanship. Some of the most widely recognized global trendsetters—including celebrities such as Angelina Jolie, Heidi Klum, Blake Lively, Penelope Cruz, Gwyneth Paltrow and Catherine Zeta-Jones—walk the red carpet in our collections. We have built a solid foundation for continued long-term global growth and currently enjoy best-in-class growth metrics. For instance:

•	we experienced year-over-year total revenue growth of 58.1% and 28.0% in Fiscal 2011 and Fiscal 2010, respectively;

•

our global comparable store sales increased 48.2%, 19.2% and 6.3% in Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively, and we have had positive comparable store sales growth in every quarter in the last five fiscal years; and

•	our global retail store count grew from 48 at the beginning of Fiscal 2009 to 166 through the end of Fiscal 2011, representing a 51.2% CAGR.

Design Vision Led by World-Renowned, Award-Winning Designer. Michael Kors, a world-renowned designer, personally leads our experienced design team. Mr. Kors and his team are responsible for conceptualizing and directing the design of all of our products, and their design leadership is a unique advantage that we possess. Mr. Kors has received a number of awards, including the Council of Fashion Designers of America (“CFDA”) Women’s Fashion Designer of the Year (1999), the CFDA Men’s Fashion Designer of the Year (2003), the ACE Accessory Designer of the Year (2006) and the CFDA Lifetime Achievement Award (2010). These and other awards recognize the contribution Mr. Kors and his team have made to the fashion industry and our Company. Our brand image has been further enhanced since 2004 by Mr. Kors’ position as a judge on the six-time Emmy-nominated reality show Project Runway.

Poised to Take Share in the Growing Global Accessories Product Category. According to the Altagamma Studies, from 2005 to 2010, the accessories product category was the fastest growing product category in the global luxury goods industry, increasing at a 9% CAGR, and in 2010 the accessories product category generated sales of approximately $56.7 billion, representing 25% of total luxury goods sales. In 2004, we saw the opportunity to capitalize on growing accessories demand by leveraging the strength of the Michael Kors luxury collection, and we introduced the accessible luxury MICHAEL Michael Kors collection. Since launching the MICHAEL Michael Kors collection, awareness of our brand within the United States has grown exponentially, increasing from 11% in 2004 to 71% in 2011, according to a study we commissioned. In turn, our sales of accessories have grown at an approximately 57.6% CAGR over the last three fiscal years, outperforming industry growth. Net sales of accessories and related merchandise (including handbags, small leather goods, footwear, watches, jewelry, eyewear and fragrance) in our retail and wholesale segments accounted for approximately 62.3% of our total revenue in Fiscal 2011. We anticipate that sales of our accessories and related merchandise will continue to grow and will become an increasingly important driver of global comparable store sales growth.

Proven Multi-Format Retail Segment with Significant Growth Opportunity. In Fiscal 2011, our retail segment reported total revenue of $344.2 million and an industry-best 48.2% increase in year-over-year comparable store sales from Fiscal 2010. Within our retail segment we have three primary retail store formats: collection stores, lifestyle stores and outlet stores. Our collection stores are located in some of the world’s most prestigious shopping areas, such as Madison Avenue in New York and Bond Street in London, and are generally 3,100 square feet in size. Our lifestyle stores are located in some of the world’s most frequented metropolitan shopping locations and leading regional shopping centers, and are generally 2,100 square feet in size. We also extend our reach to additional consumer groups through our outlet stores, which are generally 2,700 square feet in size. In addition to these three retail store formats, we operate concessions in a select number of department stores in North America and internationally.

Strong Relationships with Premier Wholesale Customers. We partner with leading wholesale customers, such as Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Bloomingdale’s, Nordstrom and Macy’s in North America; and Harrods, Harvey Nichols, Selfridges and Galeries Lafayette in Europe. These relationships enable us to access large numbers of our key consumers in a targeted manner. In addition, we are engaged in wholesale growth initiatives that are designed to transform the Michael Kors displays at select department stores into branded “shop-in-shops.” By installing customized freestanding fixtures, wall casings and components, decorative items and flooring, as well as deploying specially trained staff, we believe that our shop-in-shops provide department store consumers with a more personalized shopping experience than traditional retail department store configurations. These initiatives, among others, have helped increase total revenue for our wholesale segment from $296.9 million in Fiscal 2010 to $413.6 million in Fiscal 2011, representing a 39.3% year-over-year increase.

Growing Licensing Segment. The strength of our global brand has been instrumental in helping us build our licensing business. We collaborate with a select number of product licensees who produce and sell what we believe are products requiring specialized expertise that are enhanced by our brand strength. Our relationship with Fossil Partners, L.P. (“Fossil”), for instance, has helped us create a line of watches that we believe have become, and will continue to be, status items for young, fashion-conscious consumers. Other product licensees include, among others, the Aramis and Designer Fragrances division of The Estée Lauder Companies Inc. (“Estée Lauder”) for fragrances and Marchon Eyewear Inc. (“Marchon”) for eyewear. Our relationships with our product licensees have helped us leverage our success across demographics and categories by taking advantage of their unique expertise, resulting in total revenue for licensed products increasing from $24.6 million in Fiscal 2010 to $45.5 million in Fiscal 2011, representing a 84.8% year-over-year increase. In addition, we have entered into agreements with non-manufacturing licensees who we believe have particular expertise in the distribution of fashion accessories, footwear and apparel in specific geographic territories, such as South Korea, the Philippines, Singapore, Malaysia, greater China, the Middle East and Turkey.

Proven and Experienced Management Team. Our senior management team has extensive experience across a broad range of disciplines in the retail industry, including design, sales, marketing, public relations, merchandising, real estate, supply chain and finance. With an average of 25 years of experience in the retail industry, including at a number of public companies, and an average of eight years with Michael Kors, our senior management team has strong creative and operational experience and a successful track record. This extensive experience extends beyond our senior management team and deep into our organization. For example, we have a 50-person design team, the senior staff of which has an average of 19 years of experience in the industry.

Our Growth Strategy

Our goal is to increase our revenue and profits and strengthen our global brand. Our growth strategy includes the following:

Increase Our Brand Awareness. We intend to continue increasing brand awareness and customer loyalty in North America and internationally in a number of ways, including by:

•	continuing to open new retail stores in preeminent, high-visibility locations;

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maintaining our strong advertising position in global fashion publications, growing our online advertising exposure and internet presence and continuing to distribute our store catalog featuring our new collections;

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holding our semi-annual runway shows that reinforce Mr. Kors’ designer status and high-fashion image, creating excitement around the Michael Kors and MICHAEL Michael Kors collections and generating global multimedia press coverage; and

•	leveraging Mr. Kors’ global prestige and popularity through a variety of press activities and personal appearances.

Expand Our Retail Store Base in North America. We expanded our retail store base in North America by 30 stores in Fiscal 2010 and by 40 stores in Fiscal 2011. We believe that there is significant opportunity to continue expanding our retail store base in North America and to increase our North American retail store base to approximately 400 locations in the long term. We will look to open new stores predominately in high traffic areas of street and mall locations in high-income demographic areas and will adhere to our already successful retail store formats, which we believe reinforce our brand image and generate strong sales per square foot.

Expand North American Shop-in-Shop Footprint at Select Department Stores. In Fiscal 2011, we achieved a 33.7% year-over-year increase in our North American wholesale sales through substantially the same number of department store wholesale doors, primarily due to an increase in shop-in-shops. We believe that our proprietary shop-in-shop fixtures effectively communicate our brand image within the department store, enhance the presentation of our merchandise and create a more personalized shopping experience for department store customers. We plan to grow our North American shop-in-shop footprint at select department stores by continuing to convert existing wholesale door space into shop-in-shops and expanding the size of existing shop-in-shops.

Increase Global Comparable Store Sales. In Fiscal 2011, we reported a 48.2% year-over-year increase in global comparable store sales. We expect to continue to increase global comparable store sales with a number of initiatives already under way to increase the size and frequency of purchases by our existing customers and to attract new customers. Such initiatives include, among others, increasing the size of existing stores, creating compelling store environments and offering new products, including logo products, small leather goods, active footwear and fashion jewelry.

Grow International Retail and Wholesale Businesses. Given the growing worldwide demand for accessible luxury goods, continued international expansion in select regions represents a compelling opportunity for additional growth. As of December 31, 2011, we operated 43 retail stores, including concessions, internationally, and our products are sold through approximately 478 department store and specialty store wholesale doors internationally. We plan to leverage our existing operations in London, Lugano, Madrid, Milan, Munich, Paris and Tokyo to drive continued retail and wholesale expansion in Europe and Japan. In the long term, we believe that we can increase our international retail store base, including concessions, to approximately 100 locations in Europe and approximately 100 locations in Japan. In addition, we plan to expand our shop-in-shop footprint at select department stores throughout Europe and our concession footprint at select department stores in Japan.

Summary Risk Factors

Investing in our ordinary shares entails a high degree of risk as more fully described in the “Risk Factors” section of this prospectus. You should carefully consider such risks before deciding to invest in our ordinary shares. These risks include, among others, that:

•

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending, and a prolonged period of depressed consumer spending could have a material adverse effect on our business, financial condition and operating results.

•	We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brand, business, financial condition and operating results.

•	The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability to decline.

•	The departure of our founder, members of our executive management and other key employees could have a material adverse effect on our business.

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The growth of our business depends on the successful execution of our growth strategies, including our efforts to open and operate new retail stores and increase the number of department stores and specialty stores that sell our products.

Corporate and Other Information

Including our predecessors, we have been in business since 1981. Michael Kors Holdings Limited was incorporated on December 13, 2002 as a limited liability company under the laws of the British Virgin Islands and is registered at the Registry of Corporate Affairs of the British Virgin Islands under number 524407. In 2003, Sportswear Holdings Limited, an affiliate of two of our directors, Silas K. F. Chou and Lawrence S. Stroll, acquired a majority interest in the Company. Prior to this offering, Sportswear Holdings Limited owned 32.4% of our outstanding ordinary shares. See “Principal and Selling Shareholders.”

Our principal executive offices are located at c/o Michael Kors Limited, Unit 1001, 10/F, Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Hong Kong, our telephone number is (852) 3928-5563 and our fax number is (852) 3928-5697. We maintain a website at www.michaelkors.com. We do not incorporate the information contained on, or accessible through, our website into this prospectus, and you should not consider it a part of this prospectus.

SUMMARY TERMS OF THE OFFERING

The summary below describes the principal terms of this offering. The “Description of Share Capital” section of this prospectus contains a more detailed description of the ordinary shares.

Ordinary shares offered by us	We are not selling any ordinary shares in this offering.

Ordinary shares offered by the selling shareholders	25,000,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	Immediately after this offering, we will have ordinary shares issued and outstanding.

Additional Share Purchase Option	The selling shareholders have granted the underwriters the right to purchase up to an additional 3,750,000 ordinary shares within 30 days from the date of this prospectus.

Use of Proceeds

The selling shareholders will receive all of the net proceeds from the sale of the ordinary shares offered under this prospectus. Accordingly, we will not receive any proceeds from the sale of ordinary shares in this offering.

Voting Rights	Holders of our ordinary shares are entitled to one vote per ordinary share in all shareholder meetings. See “Description of Share Capital—Ordinary Shares.”

Dividend Policy	We do not expect to pay any dividends or other distributions on our ordinary shares in the foreseeable future. We currently intend to retain future earnings. See “Dividend Policy.”

NYSE Trading Symbol	KORS

Risk Factors	Investing in our ordinary shares involves substantial risks. See “Risk Factors” for a description of certain of the risks you should consider before investing in our ordinary shares.

The number of ordinary shares outstanding immediately after this offering excludes              share options granted and outstanding pursuant to both the Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (the “Stock Option Plan”) and the Amended and Restated Michael Kors Holdings Limited Omnibus Incentive Plan (the “Equity Plan”), at a weighted average exercise price of              per ordinary share. As of March 1, 2012, there were 12,287,631 ordinary shares available for future issuance under the Equity Plan for the granting of share options, restricted shares and restricted share units. See “Management—Compensation of Executive Officers and Directors.”

Unless we indicate otherwise, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase from the selling shareholders up to 3,750,000 additional ordinary shares; and

•

gives effect to (i) the Reorganization, (ii) a 3.8-to-1 split of our ordinary shares (the “Share Split”) that occurred on November 30, 2011, (iii) the conversion of all outstanding preference shares of the Company into 41,256,025 ordinary shares immediately prior to the completion of our initial public offering in December 2011 (the “IPO”) and (iv) the exercise of share options to acquire              ordinary shares prior to the completion of this offering.

Summary Historical Consolidated Financial and Other Data

Our fiscal year ends on the Saturday closest to March 31 of the respective calendar year. Results for the periods presented represent the results of Michael Kors Holdings Limited and its consolidated subsidiaries.

The following table sets forth summary historical consolidated financial and other data for Michael Kors Holdings Limited and its consolidated subsidiaries for the periods presented. The statements of operations data for Fiscal 2011, 2010 and 2009 and the balance sheet data as of the end of Fiscal 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended December 31, 2011 and January 1, 2011 and the balance sheet data at December 31, 2011 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. Our results of operations for the nine months ended December 31, 2011 are not necessarily indicative of the results that can be expected for the full year or any future period. The balance sheet data as of the end of Fiscal 2009 and as of January 1, 2011 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

The summary historical consolidated financial data below should be read in conjunction with “Capitalization,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
	(data presented in thousands, except for shares and per share data)
Statements of Operations Data:
Net sales	$874,195	$531,264	$757,800	$483,452	$377,058
Royalty revenue	48,069	32,072	45,539	24,647	20,016

Total revenue	922,264	563,336	803,339	508,099	397,074
Cost of goods sold	388,290	251,392	357,274	241,365	208,283

Gross Profit	533,974	311,944	446,065	266,734	188,791
Selling, general and administrative expenses	334,199	196,819	279,822	191,717	147,490
Depreciation and amortization	27,642	18,055	25,543	18,843	14,020
Impairment of long-lived assets	3,292	2,838	3,834	—	3,043

Total operating expenses	365,133	217,712	309,199	210,560	164,553

Income from operations	168,841	94,232	136,866	56,174	24,238
Interest expense	1,112	1,698	1,861	2,057	1,600
Foreign currency (gain) loss	(3,920)	(2,808)	1,786	(830)	391

Income before provision for income taxes	171,649	95,342	133,219	54,947	22,247
Provision for income taxes	67,897	40,209	60,713	15,699	9,208

Net income	103,752	55,133	72,506	39,248	13,039
Net income applicable to preference shareholders	21,227	11,884	15,629	8,460	2,811

Net income available for ordinary shareholders	$82,525	$43,249	$56,877	$30,788	$10,228

Weighted average ordinary shares outstanding(1):
Basic	147,282,778	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	186,780,461	179,177,268	179,177,268	179,177,268	179,177,268
Net income per ordinary share(2):
Basic	$0.56	$0.31	$0.40	$0.22	$0.07
Diluted	$0.56	$0.31	$0.40	$0.22	$0.07

(1)	Gives effect to the Reorganization and the Share Split. See “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale.”
(2)

Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
	(data presented in thousands, except for shares and store count data)
Operating Data:
Comparable retail store sales growth	40.4%	48.0%	48.2%	19.2%	6.3%
Gross profit as a percentage of total revenue	57.9%	55.4%	55.5%	52.5%	47.5%
Retail net sales	$454,753	$248,706	$344,195	$186,538	$114,031
Retail stores at end of period	231	156	166	106	74
Total retail stores gross square footage	524,287	342,167	370,713	263,468	186,362
Wholesale doors at end of period	2,338	1,805	2,032	1,600	1,313

Balance Sheet Data (as of the end of period dated above):
Working capital	$231,088	$95,947	$117,673	$51,263	$13,739
Total assets	$590,359	$368,345	$399,495	$281,852	$218,463
Revolving line of credit	$15,539	$8,677	$12,765	$43,980	$39,440
Note payable to parent	$—	$103,500	$101,650	$103,500	$103,500
Shareholders’ equity	$375,261	$109,954	$125,320	$49,011	$11,475
Number of ordinary shares	191,049,948	140,554,377	140,554,377	140,554,377	140,554,377
Number of preference shares	—	10,163,920	10,163,920	10,163,920	10,163,920

RISK FACTORS

An investment in our ordinary shares involves a high degree of risk. Prior to investing in our ordinary shares, we encourage each prospective investor to carefully read this entire prospectus, including, without limitation, the following risk factors and the section of this prospectus entitled “Cautionary Notice Regarding Forward-Looking Statements.” Any of the following factors could materially adversely affect our business, financial condition and operating results. Additional risks and uncertainties not currently known to us or that we currently view as immaterial may also materially adversely affect our business, financial condition and operating results. If any of these risks occur, the value of our ordinary shares could decline, and you could lose all or part of your original investment.

Risks Related to Our Business

The accessories, footwear and apparel industries are heavily influenced by general macroeconomic cycles that affect consumer spending, and a prolonged period of depressed consumer spending could have a material adverse effect on our business, financial condition and operating results.

The accessories, footwear and apparel industries have historically been subject to cyclical variations, recessions in the general economy and uncertainties regarding future economic prospects that can affect consumer spending habits. Purchases of discretionary luxury items, such as our products, tend to decline during recessionary periods, when disposable income is lower. The success of our operations depends on a number of factors impacting discretionary consumer spending, including general economic conditions, consumer confidence, wages and unemployment, housing prices, consumer debt, interest rates, fuel and energy costs, taxation and political conditions. A continuation or worsening of the current weakness in the economy may negatively affect consumer and wholesale purchases of our products and could have a material adverse effect on our business, financial condition and operating results.

We may not be able to respond to changing fashion and retail trends in a timely manner, which could have a material adverse effect on our brand, business, financial condition and operating results.

The accessories, footwear and apparel industries have historically been subject to rapidly changing fashion trends and consumer preferences. We believe that our success is largely dependent on our brand image and ability to anticipate and respond promptly to changing consumer demands and fashion trends in the design, styling, production, merchandising and pricing of products. If we do not correctly gauge consumer needs and fashion trends and respond appropriately, consumers may not purchase our products and our brand name and brand image may be impaired. Even if we react appropriately to changes in fashion trends and consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles that are no longer popular or trend-setting. Any of these outcomes could have a material adverse effect on our brand, business, financial condition and operating results.

The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability to decline.

We face intense competition from other domestic and foreign accessories, footwear and apparel producers and retailers, including, among others, Coach, Burberry, Ralph Lauren, Hermès, Louis Vuitton, Gucci, Marc Jacobs, Chloé and Prada. Competition is based on a number of factors, including, without limitation, the following:

•	anticipating and responding to changing consumer demands in a timely manner;

•	establishing and maintaining favorable brand-name recognition;

•	determining and maintaining product quality;

•	maintaining key employees;

•	maintaining and growing market share;

•	developing quality and differentiated products that appeal to consumers;

•	establishing and maintaining acceptable relationships with retail customers;

•	pricing products appropriately;

•	providing appropriate service and support to retailers;

•	optimizing retail and supply chain capabilities;

•	determining size and location of retail and department store selling space; and

•	protecting intellectual property.

In addition, some of our competitors may be significantly larger and more diversified than we are and may have significantly greater financial, technological, manufacturing, sales, marketing and distribution resources than we do. Their greater capabilities in these areas may enable them to better withstand periodic downturns in the accessories, footwear and apparel industries, compete more effectively on the basis of price and production and more quickly develop new products. The general availability of manufacturing contractors and agents also allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business. Any increased competition, or our failure to adequately address any of these competitive factors, could result in reduced sales, which could adversely affect our business, financial condition and operating results.

Competition, along with such other factors as consolidation and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce our sales prices to our wholesale customers and retail consumers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our sales prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and operating results.

The departure of our founder, members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our founder and executive officers, who have substantial experience and expertise in our business. In particular, Mr. Kors, our Honorary Chairman and Chief Creative Officer, has provided design and executive leadership to the Company since its inception. He is instrumental to our marketing and publicity strategy and is closely identified with both the brand that bears his name and our Company in general. Our ability to maintain our brand image and leverage the goodwill associated with Mr. Kors’ name may be damaged if we were to lose his services. Mr. Kors has the right to terminate his employment with us without cause. In addition, the leadership of John D. Idol, our Chairman and Chief Executive Officer, and Joseph B. Parsons, our Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer, has been a critical element of our success. We also depend on other key employees involved in our licensing, design and advertising operations. Competition for qualified personnel in the apparel industry is intense, and competitors may use aggressive tactics to recruit our executive officers and key employees. Although we have entered into employment agreements with Mr. Kors and certain of our other executive officers, including Mr. Idol and Mr. Parsons, we may not be able to retain the services of such individuals in the future. The loss of services of one or more of these individuals or any negative public perception with respect to, or relating to, the loss of one or more of these individuals could have a material adverse effect on our business, financial condition and operating results.

The growth of our business depends on the successful execution of our growth strategies, including our efforts to open and operate new retail stores and increase the number of department stores and specialty stores that sell our products.

As part of our growth strategy, we intend to open and operate new retail stores and shop-in-shops within select department stores, both domestically and internationally. Our ability to successfully open and operate new retail stores, including concessions, and shop-in-shops depends on many factors, including, among others, our ability to:

•	identify new markets where our products and brand image will be accepted or the performance of our retail stores, including concessions, and shop-in-shops will be considered successful;

•	negotiate acceptable lease terms, including desired tenant improvement allowances, to secure suitable store locations;

•	hire, train and retain personnel and field management;

•	assimilate new personnel and field management into our corporate culture;

•	source sufficient inventory levels; and

•	successfully integrate new retail stores, including concessions, and shop-in-shops into our existing operations and information technology systems.

We will encounter pre-operating costs and we may encounter initial losses when new retail stores, including concessions, and shop-in-shops commence operations. While we expect to open a number of additional retail stores, including concessions, and shop-in-shops in the future, there can be no assurance that we will open the planned number, that we will recover the expenditure costs associated with opening these new retail stores, including concessions, and shop-in-shops or that the operation of these new venues will be successful or profitable. Any such failure could have a material adverse effect on our business, financial condition and operating results.

We face additional risks with respect to our strategy to expand internationally, including our efforts to further expand our operations in European countries and in Japan as well as other Asian countries. In some of these countries we do not yet have significant operating experience, and in most of these countries we face established competitors with significantly more operating experience in those locations. Many of these countries have different operational characteristics, including, but not limited to, employment and labor, transportation, logistics, real estate (including lease terms) and local reporting or legal requirements. Furthermore, consumer demand and behavior, as well as tastes and purchasing trends may differ in these countries and, as a result, sales of our product may not be successful, or the margins on those sales may not be in line with those we currently anticipate. In addition, in many of these countries there is significant competition to attract and retain experienced and talented employees. If our international expansion plans are unsuccessful, it could have a material adverse effect on our business, financial condition and operating results.

We have grown rapidly in recent years and we have limited operating experience at our current scale of operations; if we are unable to manage our operations at our current size or are unable to manage any future growth effectively, our brand image and financial performance may suffer.

We have expanded our operations rapidly and have limited operating experience at our current size. Our total revenue increased from $397.1 million in Fiscal 2009 to $803.3 million in Fiscal 2011. If our operations continue to grow, we will be required to continue to expand our sales and marketing, product development and distribution functions, to upgrade our management information systems and other processes and to obtain more space for our expanding administrative support and other headquarter personnel. Our continued growth could strain our existing resources, and we could experience operating difficulties, including the availability of desirable locations and the negotiation of acceptable lease terms, difficulties in hiring, training and managing an increasing number of employees, difficulties in obtaining sufficient raw materials and manufacturing capacity to produce our products and delays in production and shipments. These difficulties could result in the erosion of our brand image and could have a material adverse effect on our business, financial condition and operating results.

As we expand our store base, we may be unable to maintain the same comparable store sales or average sales per square foot that we have in the past, which could cause our share price to decline.

As we expand our store base, we may not be able to maintain the levels of comparable store sales that we have experienced historically. In addition, we may not be able to maintain our historic average sales per square foot as we move into new markets. If our future comparable store sales or average sales per square foot decline or fail to meet market expectations, the price of our ordinary shares could decline. In addition, the aggregate results of operations of our stores have fluctuated in the past and can be expected to continue to fluctuate in the future. A variety of factors affect both comparable store sales and average sales per square foot, including, among others, fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs and weather conditions. If we misjudge the market for our products, we may incur excess inventory for some of our products and miss opportunities for other products. These factors may cause our comparable store sales results and average sales per square foot in the future to be materially lower than recent periods and our expectations, which could harm our results of operations and result in a decline in the price of our ordinary shares.

We are subject to risks associated with leasing retail space under long-term, non-cancelable leases and are required to make substantial lease payments under our operating leases; any failure to make these lease payments when due could materially adversely affect our business, financial condition and operating results.

We do not own any of our store facilities; instead, we lease all of our stores under operating leases. Our leases generally have terms of 10 years with no renewal options. Our leases generally require a fixed annual rent, and most require the payment of additional rent if store sales exceed a negotiated amount. Generally, our leases are “net” leases, which require us to pay all of the costs of insurance, taxes, maintenance and utilities. We generally cannot cancel these leases at our option. Payments under these operating leases account for a significant portion of our operating costs. For example, as of December 31, 2011, we were party to operating leases associated with our stores as well as other corporate facilities requiring future minimum lease payments aggregating to $249.3 million through Fiscal 2016 and approximately $260.4 million thereafter through Fiscal 2028. We expect that any new stores we open under operating leases will have terms similar to those contained in leases we have entered previously, which will further increase our operating lease expenses.

Our substantial operating lease obligations could have significant negative consequences, including, among others:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing;

•	requiring a substantial portion of our available cash to pay our rental obligations, thus reducing cash available for other purposes;

•	limiting our flexibility in planning for or reacting to changes in our business or in the industry in which we compete; and

•	placing us at a disadvantage with respect to some of our competitors.

We depend on cash flow from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us, we may not be able to service our operating lease expenses, grow our business, respond to competitive challenges or fund our other liquidity and capital needs.

Our current and future licensing arrangements may not be successful and may make us susceptible to the actions of third parties over whom we have limited control.

We have entered into a select number of product licensing agreements with companies that produce and sell, under our trademarks, products requiring specialized expertise. We have also entered into a number of select licensing agreements pursuant to which we have granted third parties the right to distribute and sell our products in certain geographical areas, including, among others, South Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. Our operations in China, Hong Kong, Macau and Taiwan are conducted pursuant to similar licensing agreements that we have entered into with entities that are indirectly owned by certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited. See “Certain Relationships and Related Party Transactions—Michael Kors Far East Holdings Limited.” In the future, we may enter into additional licensing arrangements. Although we take steps to carefully select our licensing partners, such arrangements may not be successful. Our licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with our own, such as the timing of new store openings, the pricing of our products and the offering of competitive products. In addition, the risks applicable to the business of our licensing partners may be different than the risks applicable to our business, including risks associated with each such partner’s ability to:

•	obtain capital;

•	exercise operational and financial control over its business;

•	manage its labor relations;

•	maintain relationships with suppliers;

•	manage its credit and bankruptcy risks; and

•	maintain customer relationships.

Any of the foregoing risks, or the inability of any of our licensing partners to successfully market our products or otherwise conduct its business, may result in loss of revenue and competitive harm to our operations in regions or product categories where we have entered into such licensing arrangements.

We rely on our licensing partners to preserve the value of our brands. Although we attempt to protect our brands through, among other things, approval rights over store location and design, product design, production quality, packaging, merchandising, distribution, advertising and promotion of our stores and products, we may not be able to control the use by our licensing partners of each of our licensed brands. The misuse of our brands by a licensing partner could have a material adverse effect on our business, financial condition and operating results.

A substantial portion of our revenue is derived from a small number of large wholesale customers, and the loss of any of these wholesale customers could substantially reduce our total revenue.

A small number of our wholesale customers account for a significant portion of our net sales. Net sales to our five largest wholesale customers represented 30.4% of our total revenue for Fiscal 2011 and 35.7% of our total revenue for Fiscal 2010. Our largest wholesale customer, a large, nationally recognized U.S. department store, accounted for 13.8% of our total revenue for Fiscal 2011 and 14.5% of our total revenue for Fiscal 2010. We do not have written agreements with any of our wholesale customers, and purchases generally occur on an order-by-order basis. A decision by any of our major wholesale customers, whether motivated by marketing strategy, competitive conditions, financial difficulties or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing partners, or to change their manner of doing business with us or our licensing partners, could substantially reduce our revenue and have a material adverse effect on our profitability. During the past several years, the retail industry has experienced a great deal of consolidation and other ownership changes, and we expect such changes will continue. In addition, store closings by our wholesale customers decrease the number of stores carrying our products, while the remaining stores may purchase a smaller amount of our products and/or may reduce the retail floor space designated for our brands. In the future, retailers may further consolidate, undergo restructurings or reorganizations, realign their affiliations or reposition their stores’ target markets. Any of these types of actions could decrease the number of stores that carry our products or increase the ownership concentration within the retail industry. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of large wholesale customers and decrease our negotiating strength with our wholesale customers. These factors could have a material adverse effect on our business, financial condition and operating results.

A material disruption in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.

We rely extensively on our information technology (“IT”) systems to track inventory, manage our supply chain, record and process transactions, summarize results and manage our business. The failure of our IT systems to operate effectively, problems with transitioning to upgraded or replacement systems or difficulty in integrating new systems could adversely affect our business. In addition, our IT systems may be subject to damage and/or interruption from power outages, computer, network and telecommunications failures, computer viruses, security breaches and usage errors by our employees. If our IT systems are damaged or cease to function properly, we may have to make a significant investment to fix or replace them, and we may suffer loss of critical data and interruptions or delays in our operations in the interim. Any significant disruption in our IT systems could have a material adverse effect on our business, financial condition and operating results.

Direct privacy breaches and the engagement of third parties to operate our e-commerce business could negatively affect our reputation, credibility and business.

We are responsible for storing data relating to our customers and employees and rely on third parties for the operation of our e-commerce website, michaelkors.com, and for the various social media tools and websites we use as part of our marketing strategy. Consumers are increasingly concerned over the security of personal information transmitted over the internet, consumer identity theft and user privacy. In addition to taking the necessary precautions ourselves, we require that third-party service providers implement reasonable security measures to protect our customers’ identity and privacy. We do not, however, control these third-party service providers and cannot guarantee that no electronic or physical computer break-ins and security breaches will occur in the future. Any perceived or actual unauthorized disclosure of personally identifiable information regarding our customers or website visitors could harm our reputation and credibility, reduce our e-commerce net sales, impair our ability to attract website visitors and reduce our ability to attract and retain customers. Finally, we could incur significant costs in complying with the multitude of state, federal and foreign laws regarding unauthorized disclosure of personal information, to the extent they are applicable.

Increases in the cost of raw materials could increase our production costs and cause our operating results and financial condition to suffer.

The costs of raw materials used in our products are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries and other factors that are generally unpredictable and beyond our control. We are not always successful in our efforts to protect our business from the volatility of the market price of raw materials, and our business can be materially affected by dramatic movements in prices of raw materials. The ultimate effect of this change on our earnings cannot be quantified, as the effect of movements in raw materials prices on industry selling prices are uncertain, but any significant increase in these prices could have a material adverse effect on our business, financial condition and operating results.

We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities becomes inoperable, our business, financial condition and operating results could be negatively affected.

We operate a limited number of distribution facilities. Our ability to meet the needs of our customers and our own retail stores depends on the proper operation of these distribution facilities. If any of these distribution facilities were to shut down or otherwise become inoperable or inaccessible for any reason, we could suffer a substantial loss of inventory and/or disruptions of deliveries to our customers and retail stores. In addition, we could incur significantly higher costs and longer lead times associated with the distribution of our products during the time it takes to reopen or replace the damaged facility. We currently operate our California distribution from three separate warehouses totaling approximately 350,000 square feet. Two of the leases for these facilities expire on March 31, 2012 and the third lease expires on June 30, 2012. We have executed a lease for an approximately 500,000 square foot distribution center in Whittier, California, which we believe will allow us to significantly increase our distribution capabilities and efficiency. We took possession of the new distribution center in October 2011 and intend to complete our transition into this facility early in our 2013 fiscal year, after the expiration date for two of the leases for our existing California distribution facilities. Soon after this transition, we intend to implement a new warehouse management system that will supplement our current legacy system and further support our efforts to operate with increased efficiency and flexibility. There are risks inherent in transitioning our existing three distribution facilities into one new facility and in implementing a new warehouse management system, including the risk of late delivery of possession of the new facility, difficulty in negotiating acceptable terms to remain temporarily in the existing facilities in the event of any such late delivery and other operational difficulties that may arise in commencing operations in a new facility with a new management system. Any of the foregoing factors could have a material adverse effect on our business, financial condition and operating results.

We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.

Our products are primarily produced by, and purchased or procured from, independent manufacturing contractors located mainly in countries in Asia, Europe and Central and South America. A manufacturing contractor’s failure to ship products to us in a timely manner or to meet the required quality standards could cause us to miss the delivery date requirements of our customers for those items. The failure to make timely deliveries may cause customers to cancel orders, refuse to accept deliveries or demand reduced prices, any of which could have a material adverse effect on us. In addition, any of the following factors could negatively affect our ability to produce or deliver our products and, as a result, could have a material adverse effect on our business, financial condition and operating results:

•	political or labor instability, labor shortages or increases in costs of labor or production in countries where manufacturing contractors and suppliers are located;

•	political or military conflict involving the United States, which could cause a delay in the transportation of our products and raw materials and increase transportation costs;

•

heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods of time or could result in increased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

•	a significant decrease in availability or an increase in the cost of raw materials;

•	disease epidemics and health-related concerns, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

•	the migration and development of manufacturing contractors, which could affect where our products are or are planned to be produced;

•

imposition of regulations, quotas and safeguards relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

•	increases in the costs of fuel, travel and transportation;

•	imposition of duties, taxes and other charges on imports;

•	significant fluctuation of the value of the United States dollar against foreign currencies; and

•	restrictions on transfers of funds out of countries where our foreign licensees are located.

We do not have written agreements with any of our third-party manufacturing contractors. As a result, any single manufacturing contractor could unilaterally terminate its relationship with us at any time. In Fiscal 2011, our largest manufacturing contractor, who primarily produces its products in China and who we have worked with for the last seven years, accounted for the production of 30.5% of our finished products. Our inability to promptly replace manufacturing contractors that terminate their relationships with us or cease to provide high quality products in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

In addition, we use third-party agents to source our finished goods with numerous manufacturing contractors on our behalf. We do not have written agreements with any of our agents. As a result, any single agent could unilaterally terminate its relationship with us at any time. In Fiscal 2011, our largest third-party agent, whose primary place of business is Hong Kong and who we have worked with for the last seven years, sourced approximately 19.5% of our purchases of finished goods. Our inability to promptly replace agents that terminate their relationships with us or cease to provide high quality service in a timely and cost-efficient manner could have a material adverse effect on our business, financial condition and operating results.

If our manufacturing contractors fail to use acceptable, ethical business practices, our business and reputation could suffer.

We require our manufacturing contractors to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in those three areas in order to promote ethical business practices, and our staff and third parties we retain for such purposes periodically visit and monitor the operations of our manufacturing contractors to determine compliance. However, we do not control our manufacturing contractors or their labor and other business practices. If one of our manufacturing contractors violates applicable labor or other laws, rules or regulations or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our credit agreement may restrict our ability to pursue our business strategies.

We have a $100.0 million asset-based revolving credit facility (as amended from time to time, the “Credit Facility”) under which Michael Kors (USA), Inc. (“MKUSA”), Michael Kors (Europe) B.V., Michael Kors (Canada) Co. and Michael Kors Switzerland GmbH, our indirect wholly owned subsidiaries, are borrowers and we are a parent guarantor. The credit agreement governing the terms of the Credit Facility restricts, among other things, asset dispositions, mergers and acquisitions, dividends, stock repurchases and redemptions, other restricted payments, indebtedness, loans and investments, liens and affiliate transactions. Our credit agreement also contains customary events of default, including a change in control of the Company. These covenants, among other things, limit our ability to fund our future working capital needs and capital expenditures, engage in future acquisitions or development activities, or otherwise realize the value of our assets and opportunities fully because of the need to dedicate a portion of our cash flow from operations to payments on debt. In addition, our credit agreement, as amended and restated on September 15, 2011, contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year, plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being earnings before interest, tax, depreciation and amortization (“EBITDA”) plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense). Such covenants could limit the flexibility of our subsidiaries in planning for, or reacting to, changes in the fashion industry. Our ability to comply with these covenants is subject to certain events outside of our control. If we are unable to comply with these covenants, the lenders under the Credit Facility could terminate their commitments and accelerate repayment of our outstanding borrowings. If such an acceleration were to occur, we may be unable to obtain adequate refinancing for our outstanding borrowings on favorable terms. Our Credit Facility also provides for the ability to issue stand-by and documentary letters of credit to secure certain properties, import merchandise and perform other business functions. If we were unable to secure letters of credit, certain landlords could require cash collateralization and our supply chain could be interrupted. If we are unable to repay our outstanding borrowings when due, the lenders under the Credit Facility will also have the right to proceed against the collateral granted to them to secure the indebtedness owed to them, which may have a material adverse effect on our business, financial condition and operating results.

We may be unable to protect our trademarks and other intellectual property rights, and others may allege that we infringe upon their intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights. Our brand enjoys significant worldwide consumer recognition, and the generally higher pricing of our products creates additional incentive for counterfeiters and those seeking to infringe on our products. Such counterfeiting and other infringement could dilute our brand and harm our business.

The actions we take to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or other infringement of our intellectual property rights. Our trademark applications may fail to result in registered trademarks or provide the scope of coverage sought, and others may seek to invalidate our trademarks or block sales of our products as a violation of their trademarks and intellectual property rights. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in trademarks that are similar to ours or trademarks that we license and/or market, and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, trademark owners may have prior rights to our trademarks or similar trademarks. Furthermore, certain foreign countries may not protect trademarks and other intellectual property rights to the same extent as do the laws of the United States.

From time to time, in the ordinary course of our business, we become involved in opposition and cancellation proceedings with respect to trademarks similar to some of our brands. Any litigation or dispute involving the scope or enforceability of our intellectual property rights or any allegation that we infringe upon the intellectual property rights of others could be costly and time-consuming and could result, if determined adversely to us, in harm to our competitive position.

Our business is exposed to foreign currency exchange rate fluctuations.

We have established the Euro as the functional currency for our European subsidiaries and local currencies as the functional currencies for our other foreign subsidiaries. Certain adjustments resulting from translation have been recorded separately in shareholders’ equity as a component of accumulated other comprehensive income. Foreign currency transaction income and losses, primarily from translating U.S. dollar denominated assets on the books of European subsidiaries, are included in our consolidated statements of operations. As a result of using local currencies as the functional currencies for our foreign subsidiaries, results of these operations will be adversely affected during times of a weakening U.S. dollar.

Risks Related to this Offering and Ownership of our Ordinary Shares

Our ordinary shares have a limited trading history. Moreover, our share price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ordinary shares at or above the public offering price.

Our ordinary shares began trading on the NYSE on December 15, 2011, and as a result have a limited trading history. We cannot predict the extent to which investor interest in our ordinary shares will maintain an active trading market on the NYSE or how liquid the market for our ordinary shares will be in the future. After this offering, the market price for our ordinary shares may be volatile. In addition, the market price for our ordinary shares may fluctuate significantly in response to a number of factors, most of which we cannot control, including, among others:

•	fashion trends and changes in consumer preferences;

•	changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the retail sales environment;

•	the timing and level of expenses for new store openings, relocations and remodels and the relative proportion of our new stores to existing stores;

•	the performance and successful integration of any new stores that we open;

•	changes in our merchandise mix and vendor base;

•	changes in key personnel;

•	entry into new markets;

•	our levels of comparable store sales;

•	announcements by us or our competitors of new product offerings or significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	actions by competitors or other malls, lifestyle centers, street locations and strip center tenants;

•	weather conditions, particularly during the holiday shopping period;

•	the level of pre-opening expenses associated with new stores;

•	inventory shrinkage beyond our historical average rates;

•	changes in operating performance and stock market valuations of other retail companies;

•	investors’ perceptions of our prospects and the prospects of the retail industry;

•	fluctuations in quarterly operating results, as well as differences between our actual financial and operating results and those expected by investors;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•	announcements relating to litigation;

•	guidance, if any, that we provide to the public, any changes in such guidance or our failure to meet such guidance;

•

changes in financial estimates or ratings by any securities analysts who follow our ordinary shares, our failure to meet such estimates or failure of those analysts to initiate or maintain coverage of our ordinary shares;

•	the development and sustainability of an active trading market for our ordinary shares;

•	investor perceptions of the investment opportunity associated with our ordinary shares relative to other investment alternatives;

•	future sales of our ordinary shares by our officers, directors and significant shareholders;

•	other events or factors, including those resulting from system failures and disruptions, hurricanes, wars, acts of terrorism, other natural disasters or responses to such events; and

•	changes in accounting principles.

These and other factors may lower the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at prices significantly below the public offering price.

In addition, the stock markets, including the NYSE, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress the price of our ordinary shares.

Additional sales of a substantial number of our ordinary shares in the public market after this offering, or the perception that such sales may occur, could have a material adverse effect on the price of our ordinary shares and could materially impair our ability to raise capital through the sale of additional shares. As of December 31, 2011, we had 191,049,948 ordinary shares issued and outstanding. The ordinary shares offered in this offering, like the ordinary shares sold in our IPO, will be freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”), except for any ordinary shares that may be held or acquired by our directors, executive officers and other affiliates (as that term is defined in the Securities Act), which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

Pursuant to the shareholders agreement described under the heading “Certain Relationships and Related Party Transactions—Shareholders Agreement,” our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited (an affiliate of two of our directors, Messrs. Silas K. F. Chou and Lawrence S. Stroll) (Mr. Kors, Mr. Idol and Sportswear Holdings Limited are referred to collectively as our “Principal Shareholders”), have demand and piggyback rights that will require us to file registration statements registering their ordinary shares or to include sales of such ordinary shares in registration statements that we may file for ourselves or other shareholders. Any ordinary shares sold under these registration statements will be freely tradable in the public market. In the event such registration rights are exercised and a large number of ordinary shares are sold in the public market, such sales could reduce the trading price of our ordinary shares. These sales also could impede our ability to raise future capital. Additionally, we will bear all expenses in connection with any such registrations (except that the selling shareholders shall be responsible for their internal administrative and similar costs and their pro rata shares of underwriters’ commissions and discounts). See “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

We and each of our executive officers and directors and all of the selling shareholders have agreed with the underwriters that for a period of 90 days after the date of this prospectus, we and they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any of our ordinary shares, or any options or warrants to purchase any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares, subject to specified exceptions. The representatives of the underwriters may, in their discretion, at any time without prior notice, release all or any portion of the ordinary shares from the restrictions in any such agreement. See “Underwriting” for more information. All of our ordinary shares held by our directors, executive officers and shareholders who have entered into the “lock-up” agreements described above may be sold in the public market by such shareholders 90 days after the date of this prospectus, subject to applicable volume and other limitations imposed under United States securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our ordinary shares after this offering. Sales by our existing shareholders of a substantial number of shares in the public market, or the perception that these sales might occur, could cause the market price of our ordinary shares to decrease significantly.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about us or our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about us or our business, our share price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our share price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the Credit Facility, and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility” for more information on the restrictions the Credit Facility imposes on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. In addition, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due. Accordingly, if you purchase ordinary shares in this offering, realization of a gain on your investment will depend upon the appreciation of the price of our ordinary shares, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our ordinary shares.

Transformation into a public company may increase our costs and disrupt the regular operations of our business.

Prior to our IPO, we operated as a privately owned company. As a result of now having our ordinary shares publicly traded on the NYSE, we expect to incur significant additional legal, accounting, reporting and other expenses, including, but not limited to, increased costs related to auditor fees, legal fees, directors’ fees, directors and officers insurance, investor relations and various other costs. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as well as rules implemented by the SEC and the NYSE. Moreover, the additional demands associated with being a public company may disrupt regular operations of our business by diverting the attention of some of our senior management team away from revenue producing activities.

Failure to maintain adequate financial and management processes and controls could lead to errors in our financial reporting, which could harm our business and cause a decline in the price of our ordinary shares.

As a public company we are required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify the effectiveness of our internal controls and our independent registered public accounting firm can render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting by the time our annual report for Fiscal 2013 is due and thereafter. If our management is unable to certify the effectiveness of our internal controls or if our independent registered public accounting firm cannot render an opinion on management’s assessment and on the effectiveness of our internal control over financial reporting, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public confidence, which could harm our business and cause a decline in the price of our ordinary shares.

As a “foreign private issuer” under the Securities Exchange Act of 1934, as amended, and a “controlled company” within the meaning of the NYSE’s corporate governance rules, we are permitted to, and we may, rely on exemptions from certain NYSE corporate governance standards, including, among others, the requirement that a majority of our board of directors consist of independent directors. Our reliance upon such exemptions may afford less protection to holders of our ordinary shares.

Section 303A of the NYSE Exchange Listing Rules (the “Listing Rules”) requires listed companies to have, among other things, a majority of their board members be independent and independent director oversight of executive compensation, nomination of directors and corporate governance matters. However, a “foreign private issuer” (as defined in Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is permitted to follow its home country practice in lieu of the above requirements. We are currently a foreign private issuer, and, as such, we may follow British Virgin Islands law, the law of our home country, with respect to the foregoing requirements, which does not require that a majority of our board consist of independent directors or that we implement a nominating or corporate governance committee. Our board therefore may include fewer independent directors than would be required if we were subject to the Listing Rules. Consequently, for so long as we remain a foreign private issuer, our board’s approach may be different from that of a board with a majority of independent directors, and as a result, our management oversight may be more limited than if we were subject to the Listing Rules. If in the future we lose our status as a foreign private issuer, we would be required to comply with the Listing Rules within six months of the date of determination.

We are also currently deemed to be a “controlled company” within the meaning of the NYSE’s corporate governance rules as a result of the ownership position and voting rights of certain of our existing shareholders. Controlled companies are also exempt from certain of the NYSE governance requirements. A controlled company is a company of which more than 50% of the voting power is held by an individual, a group or another company. Following this offering, however, we will no longer qualify as a controlled company for purposes of the Listing Rules.

We will likely lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 29, 2012. If more than 50% of our ordinary shares are directly or indirectly held by residents of the United States on September 29, 2012, we will no longer be considered a foreign private issuer. Accordingly, depending on the number of ordinary shares sold in this offering, the residences of selling shareholders and purchasers in this offering and the number of ordinary shares sold in any future public offerings, there is a significant risk that we will lose our foreign private issuer status on September 29, 2012. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms beginning in April 2013, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Listing Rules. As a result, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer could be significantly higher.

As a holding company, our only material assets will be our equity interests in our operating subsidiaries, and our principal source of revenue and cash flow will be distributions from such subsidiaries, which may be limited by law and/or contract in making such distributions.

As a holding company, our principal source of revenue and cash flow will be distributions from our subsidiaries. Therefore, our ability to carry out our business plan, to fund and conduct our business, service our debt (if any) and pay dividends (if any) in the future will depend on the ability of our subsidiaries to generate sufficient net income and cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they may be wholly owned or controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of our subsidiaries to distribute cash to us will also be subject to, among other things, restrictions that are contained in our subsidiaries’ agreements (as entered into from time to time), availability of sufficient funds in such subsidiaries and applicable laws and regulatory restrictions. Such restrictions include, without limitation, the restrictions on the payment of dividends contained in the Credit Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility” for more information on the restrictions imposed by the Credit Facility. Claims of creditors of our subsidiaries generally will have priority as to the assets of such subsidiaries over our claims and claims of our creditors and shareholders. To the extent the ability of our subsidiaries to distribute dividends or other payments to us could be limited in any way, this could materially limit our ability to fund and conduct our business, service our debt (if any) and pay dividends (if any).

The interests of our Principal Shareholders may conflict with our interests and the interests of our other shareholders.

Upon completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional ordinary shares, our Principal Shareholders will, on a fully diluted basis, collectively own approximately     % of our ordinary shares. As a result, our Principal Shareholders will have the ability to significantly influence the election of our directors and the outcome of most Company actions requiring shareholder approval, including a merger with or into another company or a sale of substantially all of our assets. The interests of our Principal Shareholders may conflict with our interests or those of other shareholders.

Provisions in our organizational documents may delay or prevent our acquisition by a third party.

Our Memorandum of Association and Articles of Association (together, as amended from time to time, our “Memorandum and Articles of Association”) contains several provisions that may make it more difficult or expensive for a third party to acquire control of us without the approval of our board of directors. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our shareholders receiving a premium over the market price for their ordinary shares. These provisions include, among others:

•

our board of directors’ ability to amend the Memorandum and Articles of Association to create and issue, from time to time, one or more classes of preference shares and, with respect to each such class, to fix the terms thereof by resolution;

•

provisions relating to the multiple classes and three-year terms of directors, the manner of election of directors, removal of directors and the appointment of directors upon an increase in the number of directors or vacancy on our board of directors;

•	restrictions on the ability of shareholders to call meetings and bring proposals before meetings;

•	elimination of the ability of shareholders to act by written consent; and

•	the requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Memorandum and Articles of Association.

These provisions of our Memorandum and Articles of Association could discourage potential takeover attempts and reduce the price that investors might be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. For more information, see “Description of Share Capital.”

As the rights of shareholders under British Virgin Islands law differ from those under United States law, you may have fewer protections as a shareholder.

Our corporate affairs are governed by our Memorandum and Articles of Association, the BVI Business Companies Act, 2004 (as amended, the “BVI Act”) and the common law of the British Virgin Islands. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are to a large extent governed by the common law of the British Virgin Islands and by the BVI Act. The common law of the British Virgin Islands is derived in part from comparatively limited judicial precedent in the British Virgin Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the British Virgin Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under British Virgin Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the British Virgin Islands has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our ordinary shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company.

The laws of the British Virgin Islands provide limited protection for minority shareholders, so minority shareholders will have limited or no recourse if they are dissatisfied with the conduct of our affairs.

Under the laws of the British Virgin Islands, there is limited statutory law for the protection of minority shareholders other than the provisions of the BVI Act dealing with shareholder remedies (as summarized under “Description of Share Capital—Shareholders’ Rights under British Virgin Islands Law Generally”). The principal protection under statutory law is that shareholders may bring an action to enforce the constituent documents of a British Virgin Islands company and are entitled to have the affairs of the company conducted in accordance with the BVI Act and the memorandum and articles of association of the company. As such, if those who control the company have persistently disregarded the requirements of the BVI Act or the provisions of the company’s memorandum and articles of association, then the courts will likely grant relief. Generally, the areas in which the courts will intervene are the following: (i) an act complained of which is outside the scope of the authorized business or is illegal or not capable of ratification by the majority; (ii) acts that constitute fraud on the minority where the wrongdoers control the company; (iii) acts that infringe on the personal rights of the shareholders, such as the right to vote; and (iv) acts where the company has not complied with provisions requiring approval of a special or extraordinary majority of shareholders, which are more limited than the rights afforded to minority shareholders under the laws of many states in the United States.

It may be difficult for you to enforce judgments against us or our executive officers and directors in jurisdictions outside the United States.

Under our Memorandum and Articles of Association, we may indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Furthermore, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder will be governed exclusively by the laws of the British Virgin Islands and subject to the jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. Although there is doubt as to whether United States courts would enforce these provisions in an action brought in the United States under United States securities laws, these provisions could make judgments obtained outside of the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

British Virgin Islands companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of one avenue to protect their interests.

British Virgin Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect of any such action, may result in the rights of shareholders of a British Virgin Islands company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. The British Virgin Islands courts are also unlikely to recognize or enforce judgments of courts in the United States based on certain liability provisions of United States securities law or to impose liabilities, in original actions brought in the British Virgin Islands, based on certain liability provisions of the United States securities laws that are penal in nature. There is no statutory recognition in the British Virgin Islands of judgments obtained in the United States, although the courts of the British Virgin Islands will generally recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. This means that even if shareholders were to sue us successfully, they may not be able to recover anything to make up for the losses suffered.

We have a risk of being classified as a “controlled foreign corporation.”

As a company incorporated in the British Virgin Islands, we would be classified as a “controlled foreign corporation” for U.S. federal income tax purposes if any U.S. person held 10% or more of our ordinary shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the “Code”), each such person, a “U.S. 10% Shareholder”) and the sum of the percentage ownership by all U.S. 10% Shareholders exceeded 50% (by voting power or value) of our ordinary shares. We do not believe we are currently a controlled foreign corporation; however, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination is made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income, and the taxation of all or a portion of the gain recognized by such U.S. 10% Shareholders on a sale of our ordinary shares at rates applicable to ordinary income.

Legislation has been introduced that would, if enacted, treat us as a U.S. corporation for U.S. federal income tax purposes.

On February 7, 2012, U.S. Senator Carl Levin introduced legislation in the U.S. Senate entitled the “Cut Loopholes Act.” U.S. Senator Levin and U.S. Representative Lloyd Doggett originally introduced similar legislative proposals in 2009 and similar legislation was proposed in 2010 and 2011. If enacted, this legislation would, among other things, cause us to be treated as a U.S. corporation for U.S. tax purposes, generally, any entity whose shares are publicly traded on an established securities market, or whose gross assets are $50 million or more, if the “management and control” of such a corporation is, directly or indirectly, treated as occurring primarily within the United States. The proposed legislation provides that a corporation will be so treated if substantially all of the executive officers and senior management of the corporation who exercise day-to-day responsibility for making decisions involving strategic, financial and operational policies of the corporation are located primarily within the United States. To date, this legislation has not been approved by either the House of Representatives or the Senate. However, we can provide no assurance that this legislation or similar legislation will not ultimately be adopted. Any such modification to the U.S. federal income tax laws that affects the tax residency of a non-U.S. company managed and controlled in the United States could adversely affect the U.S. federal taxation of some or all of our income and the value of our ordinary shares.

USE OF PROCEEDS

The selling shareholders, including certain members of our management, will receive all of the net proceeds from the sale of the 25,000,000 ordinary shares offered under this prospectus as well as all proceeds from any sale of ordinary shares in connection with the exercise of the underwriters’ option to purchase 3,750,000 additional shares. We will not receive any proceeds from the sale of ordinary shares in this offering.

DIVIDEND POLICY

We currently expect to retain all our future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future following the completion of this offering. The declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements, including the Credit Facility, and other factors deemed relevant by our board of directors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Revolving Credit Facility” for more information on the restrictions the Credit Facility imposes on our ability to declare and pay cash dividends. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Furthermore, under British Virgin Islands law, we may pay dividends to our shareholders only if, immediately after the dividend, the value of our assets would exceed our liabilities and we would be able to pay our debts as they fall due. See “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—We do not expect to pay any cash dividends for the foreseeable future,” and for a discussion of taxation of any dividends, see “Tax Considerations.”

MARKET PRICE OF ORDINARY SHARES

Our ordinary shares have been listed on the NYSE under the symbol “KORS” since our IPO on December 15, 2011, at a public offering price of $20.00 per ordinary share. Prior thereto, there was no public market for our ordinary shares. The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the NYSE.

	High	Low
Third Fiscal Quarter Ended December 31, 2011
December 15, 2011 through December 31, 2011	$27.58	$23.51

Fourth Fiscal Quarter Ended March 31, 2012
January 1, 2012 through January 28, 2012	$30.65	$25.50
January 29, 2012 through February 25, 2012	$44.97	$29.32
February 26, 2012 through March 1, 2012	$46.50	$41.57

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and total capitalization as of December 31, 2011.

You should read the following table in conjunction with “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

As of December 31, 2011
Actual (unaudited)
(dollars in thousands)
Cash and cash equivalents	$105,668

Total debt(1)	$15,539

Shareholders’ equity:
Ordinary shares	—
Additional paid-in capital	193,188
Accumulated other comprehensive income	(2,966)
Retained earnings	185,039

Total shareholders’ equity	375,261

Total capitalization	$390,800

(1)

Represents borrowings under our Credit Facility. Under our Credit Facility, we are currently permitted to borrow up to $100.0 million from time to time based on the amount of our inventory and receivables. As of December 31, 2011, we had $15.5 million of borrowings outstanding and the ability to borrow an additional $46.6 million.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth selected historical consolidated financial and other data for Michael Kors Holdings Limited and its consolidated subsidiaries for the periods presented. The statements of operations data for Fiscal 2011, 2010 and 2009 and the balance sheet data as of the end of Fiscal 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statements of operations data for the nine months ended December 31, 2011 and the nine months ended January 1, 2011 and the balance sheet data as of December 31, 2011 have been derived from our unaudited consolidated financial statements, which are included in this prospectus. Our results of operations for the nine months ended December 31, 2011 are not necessarily indicative of the results that can be expected for the full year or any future period. The statements of operations data for Fiscal 2008 and 2007 and the balance sheet data as of the end of Fiscal 2009, 2008 and 2007 and as of January 1, 2011 have been derived from our unaudited consolidated financial statements, which are not included in this prospectus.

The selected historical consolidated financial data below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008	March 31, 2007
	(data presented in thousands, except for shares and per share data)
Statements of Operations Data:
Net sales	$874,195	$531,264	$757,800	$483,452	$377,058	$296,176	$197,442
Royalty revenue	48,069	32,072	45,539	24,647	20,016	16,479	13,310

Total revenue	922,264	563,336	803,339	508,099	397,074	312,655	210,752
Cost of goods sold	388,290	251,392	357,274	241,365	208,283	165,947	117,829

Gross profit	533,974	311,944	446,065	266,734	188,791	146,708	92,923
Selling, general and administrative expenses	334,199	196,819	279,822	191,717	147,490	108,407	75,369
Depreciation and amortization	27,642	18,055	25,543	18,843	14,020	10,289	9,063
Impairment of long-lived assets	3,292	2,838	3,834	—	3,043	1,844	7

Total operating expenses	365,133	217,712	309,199	210,560	164,553	120,540	84,439

Income from operations	168,841	94,232	136,866	56,174	24,238	26,168	8,484
Interest expense	1,112	1,698	1,861	2,057	1,600	2,760	2,900
Foreign currency (gain) loss	(3,920)	(2,808)	1,786	(830)	391	(147)	(21)

Income before provision for income taxes	171,649	95,342	133,219	54,947	22,247	23,555	5,605
Provision (benefit) for income taxes	67,897	40,209	60,713	15,699	9,208	(36,562)	2,075

Net income	103,752	55,133	72,506	39,248	13,039	60,117	3,530
Net income applicable to preference shareholders	21,227	11,884	15,629	8,460	2,811	12,959	761

Net income available for ordinary shareholders	$82,525	$43,249	$56,877	$30,788	$10,228	$47,158	$2,769

Weighted average ordinary shares outstanding(1):
Basic	147,282,778	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	186,780,461	179,177,268	179,177,268	179,177,268	179,177,268	179,177,268	179,177,268

Net income per ordinary share(2):
Basic	$0.56	$0.31	$0.40	$0.22	$0.07	$0.34	$0.02
Diluted	$0.56	$0.31	$0.40	$0.22	$0.07	$0.34	$0.02

(1)	Gives effect to the Reorganization and the Share Split. See “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale.”
(2)

Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009	March 31, 2008	March 31, 2007
	(data presented in thousands, except for shares and store count data)
Operating Data:
Comparable retail store sales growth	40.4%	48.0%	48.2%	19.2%	6.3%	17.5%	16.0%
Retail stores at end of period	231	156	166	106	74	48	23

Balance Sheet Data: (as of the end of period dated above)
Working capital	$231,088	$95,947	$117,673	$51,263	$13,739	$12,167	$(1,878)
Total assets	$590,359	$368,345	$399,495	$281,852	$218,463	$191,416	$122,209
Revolving line of credit	$15,539	$8,677	$12,765	$43,980	$39,440	$29,921	$33,055
Note payable to parent	$—	$103,500	$101,650	$103,500	$103,500	$103,500	$103,500
Stockholders’ equity	$375,261	$109,954	$125,320	$49,011	$11,475	$(368)	$(60,691)
Number of ordinary shares	191,049,948	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377	140,554,377
Number of preference shares	—	10,163,920	10,163,920	10,163,920	10,163,920	10,163,920	10,163,920

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. The discussion in this section contains forward-looking statements that are based upon current expectations. The forward-looking statements contained herein include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, general and administrative expenses, capital resources, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed below and elsewhere in this prospectus that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review the information set forth in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 74 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales. We have also expanded our distribution capabilities beyond wholesale into retail, which accounted for approximately 42.8%, 36.7% and 28.7% of our total revenue in Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of December 31, 2011, our retail segment included 188 North American retail stores, including concessions, and 43 international retail stores, including concessions, in Europe and Japan. As of December 31, 2011, our wholesale segment included wholesale sales through approximately 1,860 department store and specialty store doors in North America and wholesale sales through approximately 478 department store and specialty store doors internationally. Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During the first nine months of Fiscal 2012, our licensing segment accounted for approximately 5.2% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

Our Objectives

Our core strengths include a rapidly growing luxury lifestyle brand, a design team led by a world-renowned, award-winning designer, a tested ability to take share in the growing global accessories product category, a proven multi-format retail segment with significant growth opportunity, strong relationships with premier wholesale customers, a growing licensing segment and a proven and experienced management team. Despite the various risks and uncertainties associated with the current global economic environment, we believe these core strengths will allow us to continue to execute our strategy for long-term sustainable growth in revenue and operating results.

We intend to continue to build on the above strengths by:

•	continuing to increase our brand awareness and customer loyalty in North America and internationally by:

•	continuing to open new retail stores in preeminent, high-visibility locations;

•

maintaining our strong advertising position in global fashion publications, growing our online advertising exposure and internet presence and continuing to distribute our store catalogue featuring our new collections;

•

holding our semi-annual runway shows that reinforce Mr. Kors’ designer status and high-fashion image, creating excitement around the Michael Kors and MICHAEL Michael Kors collections and generating global multimedia press coverage; and

•	leveraging Mr. Kors’ global prestige and popularity through a variety of press activities and personal appearances.

•

expanding our retail store base in North America by opening new stores in high traffic street and mall locations in markets with high-income demographics. By adhering to our already successful retail store formats throughout this anticipated expansion, we will continue to reinforce our brand image and achieve strong sales per square foot;

•

expanding our North American shop-in-shop footprint at select department stores by continuing to convert existing wholesale door space into shop-in-shops and expanding the size of existing shop-in-shops;

•

increasing our global comparable store growth with a number of initiatives already under way, such as increasing the size of existing stores and increasing our offerings in select product categories, including logo products, small leather goods, active footwear and fashion jewelry; and

•	growing our international retail and wholesale businesses by leveraging our existing operations in Europe and Japan to take advantage of the growing worldwide demand for accessible luxury goods.

Certain Factors Affecting Financial Condition and Results of Operations

Broaden Distribution Capabilities Beyond Wholesale into Retail. Over the years, we have successfully broadened our distribution capabilities beyond wholesale into retail, and we believe that this trend will continue as our retail store network grows at a faster rate than wholesale. We believe that retail allows greater control over the shopping environment, merchandise selection and many other aspects of the shopping experience that attracts and retains loyal customers and increases sales.

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. According to the Altagamma Studies, the worldwide luxury goods industry is predicted to grow from approximately $226.6 billion in 2010 to $250.2 billion in 2011 and reach between $294.8 billion and $301.3 billion in 2014. The accessories product category represented 25% of total sales for the worldwide luxury goods industry in 2010 and was the fastest growing product category between 2005 and 2010, growing at a CAGR of 9%. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses. Net sales of accessories and related merchandise (including handbags, small leather goods, footwear, watches, jewelry, eyewear and fragrances) in our retail and wholesale segments accounted for approximately 62.3% of our total revenue in Fiscal 2011. We anticipate that sales of our accessories and related merchandise will continue to grow and will become an increasingly important driver of global comparable store sales growth.

Segment Information

We started our business as a wholesale vendor to department and specialty stores, but we now have significant retail and licensing businesses as well. We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the nine months ended December 31, 2011 and January 1, 2011, and Fiscal 2011, Fiscal 2010 and Fiscal 2009 (in thousands):

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
Revenue:
Net sales: Retail	$454,753	$248,706	$344,195	$186,538	$114,031
Wholesale	419,442	282,558	413,605	296,914	263,027
Licensing	48,069	32,072	45,539	24,647	20,016

Total revenue	$922,264	$563,336	$803,339	$508,099	$397,074

Income (loss) from operations:
Retail	$87,892	$46,487	$61,194	$15,514	$(5,104)
Wholesale	50,523	31,855	48,241	31,258	20,933
Licensing	30,426	15,890	27,431	9,402	8,409

Income from operations	$168,841	$94,232	$136,866	$56,174	$24,238

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through the nine months ended December 31, 2011, we have leveraged our successful retail store formats by opening a total of 221 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 178 stores, as well as increasing our international store count by 43 stores.

The following table presents the growth in our network of retail stores during the nine months ended December 31, 2011 and January 1, 2011, and Fiscal 2011, Fiscal 2010 and Fiscal 2009:

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
Full price retail stores including concessions:
Number of stores	155	105	113	63	41
Increase during period	42	42	50	22	17
Percentage increase vs. prior period	47.6%	72.1%	79.4%	53.7%	70.8%
Total gross square footage	311,783	201,866	224,427	143,100	93,937
Average square footage per store	2,012	1,923	1,986	2,271	2,291

Outlet stores:
Number of stores	76	51	53	43	33
Increase during period	23	8	10	10	9
Percentage increase vs. prior period	49.0%	18.6%	23.3%	30.3%	37.5%
Total gross square footage	212,504	140,301	146,286	120,368	92,425
Average square footage per store	2,796	2,751	2,760	2,799	2,801

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of wholesale doors during the nine months ended December 31, 2011 and January 1, 2011, and Fiscal 2011, Fiscal 2010 and Fiscal 2009:

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
Number of wholesale doors	2,338	1,805	2,032	1,600	1,313
Increase during period	306	205	432	287	145
Percentage increase vs. prior period	29.5%	24.5%	27.0%	21.9%	12.4%

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process and control the marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
Total revenue	$922,264	$563,336	$803,339	$508,099	$397,074
Gross profit as a percent of total revenue	57.9%	55.4%	55.5%	52.5%	47.5%
Income from operations	$168,841	$94,232	$136,866	$56,174	$24,238

Retail net sales - North America	$418,550	$241,106	$331,714	$183,452	$114,031
Retail net sales - Europe	$30,004	$7,207	$11,463	$3,086	$—
Retail net sales - Japan	$6,199	$393	$1,018	$—	$—
Increase in comparable store net sales - North America	40.8%	48.4%	48.7%	19.2%	6.3%
Increase in comparable store net sales - Europe*	26.5%	20.0%	13.7%	n/a	n/a
Increase in comparable store net sales - Japan*	47.2%	n/a	n/a	n/a	n/a

Wholesale net sales - North America	$377,283	$267,714	$386,566	$289,179	$262,469
Wholesale net sales - Europe	$42,159	$14,844	$26,985	$7,735	$558
Wholesale net sales - Other Regions	$—	$—	$54	$—	$—

*	Where n/a is used, stores in that region were not open for the requisite comparable period.

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Royalty revenue from licensing consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.

Gross profit is net sales minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our Credit Facility and amortization of deferred financing costs.

Foreign currency (Gain) Loss represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

Comparison of the nine months ended December 31, 2011 with the nine months ended January 1, 2011

The following table details the results of our operations for the nine months ended December 31, 2011 and January 1, 2011 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Nine Months Ended				% of Total Revenue for the nine months ended December 31, 2011	% of Total Revenue for the nine months ended January 1, 2011
	December 31, 2011	January 1, 2011	$ Change	% Change

Statement of Operations Data:
Net sales	$874,195	$531,264	$342,931	64.6%
Royalty revenue	48,069	32,072	15,997	49.9%

Total revenue	922,264	563,336	358,928	63.7%
Cost of goods sold	388,290	251,392	136,898	54.5%	42.1%	44.6%

Gross profit	533,974	311,944	222,030	71.2%	57.9%	55.4%
Selling, general and administrative expenses	334,199	196,819	137,380	69.8%	36.2%	34.9%
Depreciation and amortization	27,642	18,055	9,587	53.1%	3.0%	3.2%
Impairment of long-lived assets	3,292	2,838	454	16.0%	0.4%	0.5%

Total operating expenses	365,133	217,712	147,421	67.7%	39.6%	38.6%

Income from operations	168,841	94,232	74,609	79.2%	18.3%	16.7%
Interest expense, net	1,112	1,698	(586)	-34.5%	0.1%	0.3%
Foreign currency gain	(3,920)	(2,808)	(1,112)	39.6%	-0.4%	-0.5%

Income before provision for income taxes	171,649	95,342	76,307	80.0%	18.6%	16.9%
Provision for income taxes	67,897	40,209	27,688	68.9%	7.4%	7.1%

Net income	$103,752	$55,133	$48,619	88.2%

Total Revenue

Total revenue increased $358.9 million, or 63.7%, to $922.3 million for the nine months ended December 31, 2011, compared to $563.3 million for the nine months ended January 1, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Nine Months Ended				% of Total Revenue for the nine months ended December 31, 2011	% of Total Revenue for the nine months ended January 1, 2011
	December 31, 2011	January 1, 2011	$ Change	% Change
Revenue:
Net sales: Retail	$454,753	$248,706	$206,047	82.8%	49.3%	44.1%
Wholesale	419,442	282,558	136,884	48.4%	45.5%	50.2%
Licensing	48,069	32,072	15,997	49.9%	5.2%	5.7%

Total revenue	$922,264	$563,336	$358,928	63.7%

Retail

Net sales from our retail stores increased $206.0 million, or 82.8%, to $454.8 million for the nine months ended December 31, 2011, compared to $248.7 million for the nine months ended January 1, 2011. We operated 231 retail stores, including concessions, as of December 31, 2011, compared to 156 retail stores, including concessions, as of January 1, 2011. During the nine months ended December 31, 2011, our comparable store sales growth increased $99.2 million, or 40.4%, from the nine months ended January 1, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during the nine months ended December 31, 2011. In addition, our non-comparable store sales were $106.8 million during the nine months ended December 31, 2011, which was primarily the result of opening 75 new stores since January 1, 2011.

Wholesale

Net sales to our wholesale customers increased $136.9 million, or 48.4%, to $419.4 million for the nine months ended December 31, 2011, compared to $282.6 million for the nine months ended January 1, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the nine months ended December 31, 2011, as well as our continued efforts to work with our wholesale partners to enhance our presence in their department and specialty stores by converting more doors to shop-in-shops, and working with existing retailers in optimizing our presence in their stores.

Licensing

Royalties earned on our licensing agreements increased $16.0 million, or 49.9%, to $48.1 million for the nine months ended December 31, 2011, compared to $32.1 million for the nine months ended January 1, 2011. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $222.0 million, or 71.2%, to $534.0 million during the nine months ended December 31, 2011, compared to $311.9 million for the nine months ended January 1, 2011. Gross profit as a percentage of total revenue increased to 57.9% during the nine months ended December 31, 2011, compared to 55.4% during the nine months ended January 1, 2011. This increase in gross profit margin was primarily due to the growth in our retail net sales relative to our overall total revenue growth during the period, as our retail net sales generate higher gross profit margins relative to those of wholesale, as well as to an increase of approximately 240 basis points in gross profit margin generated from our wholesale segment. The increase in gross profit margin in our wholesale segment resulted largely from a decrease in markdown allowances during the nine months ended December 31, 2011, as compared to the nine months ended January 1, 2011, as well an increase in gross profit margin contribution from European wholesale sales which benefited from the revaluation of foreign currency exchange contracts during the nine months ended December 31, 2011.

Total Operating Expense

Total operating expenses increased $147.4 million, or 67.7%, to $365.1 million during the nine months ended December 31, 2011, compared to $217.7 million for the nine months ended January 1, 2011. Total operating expenses increased to 39.6% as a percentage of total revenue for the nine months ended December 31, 2011, compared to 38.6% for the nine months ended January 1, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $137.4 million, or 69.8%, to $334.2 million during the nine months ended December 31, 2011, compared to $196.8 million for the nine months ended January 1, 2011. The dollar increase was primarily due to increases in our retail occupancy and salary costs of $69.2 million, increases in professional fees related to our IPO of approximately $5.2 million, increases in advertising and promotional costs of $6.4 million and increases in corporate employee-related costs of $49.6 million. The increase in our retail occupancy and payroll costs was due to the opening of an additional 65 retail stores during the nine months ended December 31, 2011. Advertising costs increased primarily due to our expansion into new markets during the nine months ended December 31, 2011, including domestic and international. The increase in our corporate employee-related costs was due primarily to the equity based compensation charge of approximately $20.0 million, as well as a $10.7 million charge related to the redemption of employee share options during our private placement in the second fiscal quarter of Fiscal 2012. The equity based compensation charge represented approximately $10.6 million of expenses related to periods prior to the nine months ended December 31, 2011, and $9.4 million of expenses related to the nine months ending December 31, 2011. Selling, general and administrative expenses as a percentage of total revenue increased to 36.2% during the nine months ended December 31, 2011, compared to 34.9% for the nine months ended January 1, 2011. The increase as a percentage of total revenue was primarily due to equity compensation expense recognized during the nine months ended December 31, 2011.

Depreciation and Amortization

Depreciation and amortization increased $9.6 million, or 53.1%, to $27.6 million during the nine months ended December 31, 2011, compared to $18.1 million for the nine months ended January 1, 2011. Dollar increases in depreciation and amortization were primarily due to the build-out of 65 new retail locations during the nine-month period as compared to 50 locations for the prior nine-month period, new shop-in-shop locations, and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 3.0% as a percentage of total revenue during the nine months ended December 31, 2011, compared to 3.2% for the nine months ended January 1, 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during the nine months ended December 31, 2011. Impairment charges of $2.8 million for the nine months ended January 1, 2011, represented a write-off of fixed assets related to one of our retail locations.

Income from Operations

As a result of the foregoing, income from operations increased $74.6 million, or 79.2%, to $168.8 million during the nine months ended December 31, 2011, compared to $94.2 million for the nine months ended

January 1, 2011. Income from operations as a percentage of total revenue increased to 18.3% during the nine months ended December 31, 2011, compared to 16.7% for the nine months ended January 1, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Nine Months Ended				% of Net Sales/ Revenue for the nine months ended December 31, 2011	% of Net Sales/ Revenue for the nine months ended January 1, 2011
	December 31, 2011	January 1, 2011	$ Change	% Change
Income from operations:
Retail	$87,892	$46,487	$41,405	89.1%	19.3%	18.7%
Wholesale	50,523	31,855	18,668	58.6%	12.0%	11.3%
Licensing	30,426	15,890	14,536	91.5%	63.3%	49.5%

Income from operations	$168,841	$94,232	$74,609	79.2%

Retail

Income from operations for our retail segment increased $41.4 million, or 89.1%, to $87.9 million during the nine months ended December 31, 2011, compared to $46.5 million for the nine months ended January 1, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 0.6% as a percentage of new retail sales to 19.3% during the nine months ended December 31, 2011. The increase as a percentage of net sales was primarily due to a decrease in operating expenses as a percentage of net retail sales, the cost of which increased at a lesser rate than the rate of increase in net sales during the nine months ended December 31, 2011, the impact of which offset the additional expenses incurred during the period relating to equity compensation and professional fees as discussed above in selling, general and administrative expenses, as well as charges related to the impairment of long-lived assets.

Wholesale

Income from operations for our wholesale segment increased $18.7 million, or 58.6%, to $50.5 million during the nine months ended December 31, 2011, compared to $31.9 million for the nine months ended January 1, 2011. Income from operations as a percentage of net wholesale sales for the wholesale segment increased approximately 0.7% as a percentage of net wholesale sales to 12.0%. This increase was primarily the result of the aforementioned increase in gross profit margin as a percentage of net sales, which more than offset the increase in operating expenses as a percentage of net wholesale sales during the nine months ended December 31, 2011 compared to the nine months ended January 1, 2011.

Licensing

Income from operations for our licensing segment increased $14.6 million, or 91.5%, to $30.4 million during the nine months ended December 31, 2011, compared to $15.9 million for the nine months ended January 1, 2011. Income from operations as a percentage of royalty revenue for the licensing segment increased approximately 13.8% to 63.3%. This increase was primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed during the nine months ended December 31, 2011, as compared to the nine months ended January 1, 2011.

Interest Expense

Interest expense decreased $0.6 million, or 34.5%, to $1.1 million during the nine months ended December 31, 2011, compared to $1.7 million for the nine months ended January 1, 2011. The decrease in interest expense was primarily due to the decrease in the average balance on our Credit Facility of approximately $3.9 million during the nine months ended December 31, 2011, as well as a decrease in interest rates experienced during the period.

Foreign Currency Gain

Foreign currency gain increased $1.1 million, or 39.6%, to $3.9 million during the nine months ended December 31, 2011, as compared to foreign currency gain of $2.8 million during the nine months ended January 1, 2011. The increase in gain during the nine months ended December 31, 2011 was primarily due to the strengthening of the U.S. dollar relative to the Euro, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars. We expect the impact resulting from the re-measurement of these loans to diminish in future periods as certain of these intercompany loans were assumed by subsidiaries whose functional currency is the U.S. dollar, and as such are no longer subject to currency re-measurement.

Provision for Income Taxes

We recognized $67.9 million of income tax expense during the nine months ended December 31, 2011, compared with $40.2 million for the nine months ended January 1, 2011. Our effective tax rate for the nine months ended December 31, 2011 was 39.6%, compared to 42.2% for the nine months ended January 1, 2011. The decrease in our effective tax rate resulted primarily from the following: earnings related to certain of our non-U.S. subsidiaries, which are not expected to be profitable for Fiscal 2012; a decrease in statutory income tax rates applicable to certain of our non-U.S. subsidiaries; and a decrease in our U.S. blended state income tax rate. This decrease was offset in part by the impairment charge recognized during the third fiscal quarter, which yielded no income tax benefits.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $48.6 million, or 88.2%, to $103.8 million during the nine months ended December 31, 2011, compared to $55.1 million for the nine months ended January 1, 2011.

Comparison of Fiscal 2011 with Fiscal 2010

The following table details the results of our operations for Fiscal 2011 and Fiscal 2010 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	% of Total Revenue for Fiscal 2011	% of Total Revenue for Fiscal 2010
	April 2, 2011	April 3, 2010

Statements of Operations Data:
Net sales	$757,800	$483,452	$274,348	56.7%
Royalty revenue	45,539	24,647	20,892	84.8%

Total revenue	803,339	508,099	295,240	58.1%
Cost of goods sold	357,274	241,365	115,909	48.0%	44.5%	47.5%

Gross profit	446,065	266,734	179,331	67.2%	55.5%	52.5%
Selling, general and administrative expenses	279,822	191,717	88,105	46.0%	34.8%	37.7%
Depreciation and amortization	25,543	18,843	6,700	35.6%	3.2%	3.7%
Impairment of long-lived assets	3,834	—	3,834		0.5%	0.0%

Total operating expenses	309,199	210,560	98,639	46.8%	38.5%	41.4%

Income from operations	136,866	56,174	80,692	143.6%	17.0%	11.1%
Interest expense, net	1,861	2,057	(196)	-9.5%	0.2%	0.4%
Foreign currency loss (income)	1,786	(830)	2,616	-315.2%	0.2%	-0.2%

Income before provision for income taxes	133,219	54,947	78,272	142.4%	16.6%	10.8%
Provision for income taxes	60,713	15,699	45,014	286.7%	7.6%	3.1%

Net income	$72,506	$39,248	$33,258	84.7%

Total Revenue

Total revenue increased $295.2 million, or 58.1%, to $803.3 million for Fiscal 2011, compared to $508.1 million for Fiscal 2010. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	$ Change	% Change
Revenue:
Net sales:
Retail	$344,195	$186,538	$157,657	84.5%
Wholesale	413,605	296,914	116,691	39.3%
Licensing	45,539	24,647	20,892	84.8%

Total Revenue	$803,339	$508,099	$295,240	58.1%

Retail

Net sales from our retail stores increased $157.7 million, or 84.5%, to $344.2 million for Fiscal 2011, compared to $186.5 million for Fiscal 2010. We operated 166 retail stores, including concessions, as of April 2, 2011, compared to 106 retail stores, including concessions, as of April 3, 2010. During Fiscal 2011, our comparable store sales growth increased $84.5 million, or 48.2%, from Fiscal 2010. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line and watches during Fiscal 2011. In addition, our non-comparable store sales were $73.2 million during Fiscal 2011, which was primarily the result of opening 60 new stores during Fiscal 2011.

Wholesale

Net sales to our wholesale customers increased $116.7 million, or 39.3%, to $413.6 million for Fiscal 2011, compared to $296.9 million for Fiscal 2010. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during Fiscal 2011, as well as our continued efforts to work with our wholesale partners to enhance our presence in their department and specialty stores.

Licensing

Royalties earned on our licensing agreements increased $20.9 million, or 84.8%, to $45.5 million for Fiscal 2011, compared to $24.6 million for Fiscal 2010. The increase in royalties was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $179.3 million, or 67.2%, to $446.1 million during Fiscal 2011, compared to $266.7 million for Fiscal 2010. Gross profit as a percentage of total revenue increased to 55.5% during Fiscal 2011, compared to 52.5% during Fiscal 2010. The increase in gross profit was due to an increase of approximately 300 basis points in gross profit margin generated from our retail segment, which largely resulted from fewer in-store markdowns during Fiscal 2011, as well as gross profit margin contributed from the increase in our royalty revenues. This increase was offset in part by a decrease in gross profit margin on our wholesale sales during Fiscal 2011, which was the result of an increase in costs of certain of our products. We did not offset these increases in product costs by increases in pricing, as we believed these increases in costs to be temporary fluctuations.

Total Operating Expense

Total operating expenses increased $98.6 million, or 46.8%, to $309.2 million during Fiscal 2011, compared to $210.6 million for Fiscal 2010. Total operating expenses decreased to 38.5% as a percentage of total revenue for Fiscal 2011, compared to 41.4% for Fiscal 2010. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $88.1 million, or 46.0%, to $279.8 million during Fiscal 2011, compared to $191.7 million for Fiscal 2010. The dollar increase was primarily due to increases in our retail occupancy and salary costs of $46.3 million, increases in advertising costs of $5.0 million and increases in corporate employee-related costs of $12.1 million. The increase in our retail occupancy and payroll costs was due to the opening of an additional 60 retail stores during Fiscal 2011. Advertising costs increased primarily due to our expansion into new markets during Fiscal 2011, including domestic and international. The increase in our corporate employee-related costs was due primarily to the increase in our corporate staff to accommodate our North American and international growth. Selling, general and administrative expenses as a percentage of total revenue decreased to 34.8% during Fiscal 2011, compared to 37.7% for Fiscal 2010. The decrease as a percentage of total revenue was primarily due to economies of scale achieved relative to our increase in total revenue.

We may not continue to experience a continued reduction in selling, general and administrative expenses as a percentage of revenue, as expenses may increase as a result of our becoming a publicly traded company. These expenses include, but are not limited to, professional fees and compensation costs related to employee equity-based awards.

Depreciation and Amortization

Depreciation and amortization increased $6.7 million, or 35.6%, to $25.5 million during Fiscal 2011, compared to $18.8 million for Fiscal 2010. Dollar increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 3.2% as a percentage of total revenue during Fiscal 2011, compared to 3.7% for Fiscal 2010.

Impairment on Long-Lived Assets

Impairment on long-lived assets was $3.8 million for Fiscal 2011, which was comprised of an impairment charge on fixed assets of $2.1 million related to two of our retail locations, and an impairment charge on definite-lived intangible assets for lease rights of $1.8 million related to one of those locations. There were no impairment charges on long-lived assets during Fiscal 2010.

Income from Operations

As a result of the foregoing, income from operations increased $80.7 million, or 143.6%, to $136.9 million during Fiscal 2011, compared to $56.2 million for Fiscal 2010. Income from operations as a percentage of total revenue increased to 17.0% during Fiscal 2011, compared to 11.1% for Fiscal 2010.

The following table details income from operations for our three business segments (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	Fiscal 2011 % of Net Sales/ Revenue	Fiscal 2010 % of Net Sales/ Revenue
	April 2, 2011	April 3, 2010
Income from Operations:
Retail	$61,194	$15,514	$45,680	294.4%	17.8%	8.3%
Wholesale	48,241	31,258	16,983	54.3%	11.7%	10.5%
Licensing	27,431	9,402	18,029	191.8%	60.2%	38.1%

Income from Operations	$136,866	$56,174	$80,692	143.6%	17.0%	11.1%

Retail

Income from operations for our retail segment increased $45.7 million, or 294.4%, to $61.2 million during Fiscal 2011, compared to $15.5 million for Fiscal 2010. This increase was due to sales from the new stores opened, increases in comparable store sales and the increase in income from operations as a percentage of net retail sales of approximately 950 basis points to 17.8% during Fiscal 2011. The increase as a percentage of net sales was primarily due to decreases in selling, general and administrative expenses as a percentage of sales, the cost of which increased at a lesser rate than the rate of increase in net sales, as well as the aforementioned increase in gross profit margin of approximately 300 basis points during Fiscal 2011.

Wholesale

Income from operations for our wholesale segment increased $17.0 million, or 54.3%, to $48.2 million during Fiscal 2011, compared to $31.3 million for Fiscal 2010. This increase was primarily the result of the decrease in operating expenses as a percentage of net sales as a result of greater economies of scale experienced during Fiscal 2011 compared to Fiscal 2010.

Licensing

Income from operations for our licensing segment increased $18.0 million, or 191.8%, to $27.4 million during Fiscal 2011, compared to $9.4 million for Fiscal 2010. This increase is primarily the result of the aforementioned increase in sales of licensed products, while our operating expenses remained relatively fixed from the prior fiscal year.

Interest Expense

Interest expense decreased $0.2 million, or 9.5%, to $1.9 million during Fiscal 2011, compared to $2.1 million for Fiscal 2010. The decrease in interest expense was primarily due to the decrease in the average balance on our Credit Facility of approximately $14.2 million during Fiscal 2011, which was partially offset by an increase in interest rates during the period.

Foreign Currency (Gain) Loss

Foreign currency loss during Fiscal 2011 was $1.8 million as compared to foreign currency income of $0.8 million during Fiscal 2010. The loss during Fiscal 2011 was primarily due to the strengthening of the Euro relative to the U.S. dollar, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars.

Provision for Income Taxes

We recognized $60.7 million of income tax expense during Fiscal 2011, compared with $15.7 million for Fiscal 2010. Our effective tax rate for Fiscal 2011 was 45.6%, compared to 43.8% for Fiscal 2010, before taking into effect a discrete item. Our discrete item related to a reversal of a tax liability during Fiscal 2010, which was negated as a result of the restructuring of certain of our foreign subsidiaries. Our effective tax rate after taking into effect the aforementioned discrete item was 28.6% for Fiscal 2010.

Net Income

As a result of the foregoing, our net income increased $33.3 million, or 84.7%, to $72.5 million during Fiscal 2011, compared to $39.2 million for Fiscal 2010.

Comparison of Fiscal 2010 with Fiscal 2009

The following table details the results of our operations for Fiscal 2010 and Fiscal 2009 and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	% of Total Revenue Fiscal 2010	% of Total Revenue Fiscal 2009
	April 3, 2010	March 28, 2009
Statements of Operations Data:
Net sales	$483,452	$377,058	106,394	28.2%
Royalty revenue	24,647	20,016	4,631	23.1%

Total revenue	508,099	397,074	111,025	28.0%
Cost of goods sold	241,365	208,283	33,082	15.9%	47.5%	52.5%

Gross profit	266,734	188,791	77,943	41.3%	52.5%	47.5%
Selling, general and administrative expenses	191,717	147,490	44,227	30.0%	37.7%	37.1%
Depreciation and amortization	18,843	14,020	4,823	34.4%	3.7%	3.5%
Impairment of long-lived assets	—	3,043	(3,043)		0.0%	0.8%

Total operating expenses	210,560	164,553	46,007	28.0%	41.4%	41.4%

Income from operations	56,174	24,238	31,936	131.8%	11.1%	6.1%
Interest expense, net	2,057	1,600	457	28.6%	0.4%	0.4%
Foreign currency (gain) loss	(830)	391	(1,221)	-312.3%	-0.2%	0.1%

Income before provision for income taxes	54,947	22,247	32,700	147.0%	10.8%	5.6%
Provision for income taxes	15,699	9,208	6,491	70.5%	3.1%	2.3%

Net income	$39,248	$13,039	$26,209	201.0%

Total Revenue

Total revenue increased $111.0 million, or 28.0%, to $508.1 million during Fiscal 2010, compared to $397.1 million for Fiscal 2009. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our royalty revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Fiscal Years Ended
	April 3, 2010	March 28, 2009	$ Change	% Change
Revenue:
Net sales:
Retail	$186,538	$114,031	$72,507	63.6%
Wholesale	296,914	263,027	33,887	12.9%
Licensing	24,647	20,016	4,631	23.1%

Total Revenue	$508,099	$397,074	$111,025	28.0%

Retail

Net sales from our retail stores increased $72.5 million, or 63.6%, to $186.5 million during Fiscal 2010, compared to $114.0 million for Fiscal 2009. We operated 106 stores as of April 3, 2010, compared to 74 stores as of March 28, 2009. During Fiscal 2010, our comparable store sales growth increased $21.1 million, or 19.2%, from Fiscal 2009. The growth in our comparable store sales was primarily due to an increase in sales of our accessories and footwear lines and watches during Fiscal 2010. In addition, our non-comparable store sales were $51.4 million during Fiscal 2010, which was primarily the result of opening 32 new stores during Fiscal 2010.

Wholesale

Net sales to our wholesale customers increased $33.9 million, or 12.9%, to $296.9 million during Fiscal 2010, compared to $263.0 million for Fiscal 2009. The increase in our wholesale net sales was primarily due to an increase in sales of our accessories line as well as an increase in sales of our footwear products during Fiscal 2010.

Licensing

Royalties earned on our licensing agreements increased $4.6 million, or 23.1%, to $24.6 million during Fiscal 2010, as compared to $20.0 million for Fiscal 2009. The increase during Fiscal 2010 was primarily due to increases in royalty revenue of $4.8 million earned on licensing agreements related to sales of watches, which were offset in part by decreases in royalty revenue earned on agreements related to women’s outerwear and footwear. During Fiscal 2010, a license agreement with respect to our bridge footwear line expired and those sales are now included in our wholesale segment.

Gross Profit

Gross profit increased $77.9 million, or 41.3%, to $266.7 million during Fiscal 2010, compared to $188.8 million for Fiscal 2009. Gross profit as a percentage of total revenue increased to 52.5% during Fiscal 2010, compared to 47.5% during Fiscal 2009. The increase in gross profit as a percentage of total revenue occurred primarily due to approximately 340 basis point increases in gross profit margin in each of our retail and wholesale segments. The increase in gross profit margin in our retail segment was due largely to fewer in-store markdowns during Fiscal 2010 as compared to Fiscal 2009. The increase in gross profit margin from our wholesale segment was due largely to a decrease in markdowns during Fiscal 2010 as compared to Fiscal 2009.

Total Operating Expenses

Total operating expenses increased $46.0 million, or 28.0%, to $210.6 million during Fiscal 2010, compared to $164.6 million for Fiscal 2009. Total operating expenses remained level at 41.4% as a percentage of total revenue for Fiscal 2010 and Fiscal 2009. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $44.2 million, or 30.0%, to $191.7 million during Fiscal 2010, as compared to $147.5 million for Fiscal 2009. The increases were primarily due to increases in the following: our retail occupancy and salary expenses of $22.5 million and advertising expenses of $6.3 million. The increases in our retail store occupancy and payroll costs were due to the opening of an additional 32 retail stores during Fiscal 2010 relative to the 26 retail stores that were opened during Fiscal 2009. The increase in our advertising expenses was primarily due to increases in our printed advertising expenses and advertising expenses to launch certain licensed products. Selling, general and administrative expenses as a percentage of total revenue increased to 37.7% during Fiscal 2010, as compared to 37.1% for Fiscal 2009, primarily due to the aforementioned advertising costs.

Depreciation and Amortization

Depreciation and amortization increased $4.8 million, or 34.4%, to $18.8 million during Fiscal 2010, as compared to $14.0 million for Fiscal 2009. Dollar increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations as well as investments made in our information systems infrastructure. Depreciation and amortization increased to 3.7% as a percentage of total revenue during Fiscal 2010, as compared to 3.5% for Fiscal 2009.

Impairment on Long-Lived Assets

There were no impairment charges on long-lived assets during Fiscal 2010. Impairment on long-lived assets was $3.0 million for Fiscal 2009, which was related to the impairment of fixed assets for three of our retail stores.

Income from Operations

As a result of the foregoing, income from operations increased $31.9 million, or 131.8%, to $56.2 million during Fiscal 2010, compared to $24.2 million for Fiscal 2009. Income from operations as a percentage of total revenue increased to 11.1% during Fiscal 2010, compared to 6.1% for Fiscal 2009.

The following table details income from operations for our three business segments (dollars in thousands):

	Fiscal Years Ended		$ Change	% Change	Fiscal 2010 % of Net Sales/ Revenue	Fiscal 2009 % of Net Sales/ Revenue
	April 3, 2010	March 28, 2009
Income (loss) from Operations:
Retail	$15,514	$(5,104)	$20,618	n/a	8.3%	-4.5%
Wholesale	31,258	20,933	10,325	49.3%	10.5%	8.0%
Licensing	9,402	8,409	993	11.8%	38.1%	42.0%

Income from Operations	$56,174	$24,238	$31,936	131.8%	11.1%	6.1%

Retail

Income from operations for the retail segment increased $20.6 million to $15.5 million during Fiscal 2010, compared to a loss from operations of $5.1 million during Fiscal 2009. Income from operations as a percentage of net sales for the retail segment increased to 8.3% during Fiscal 2010, primarily due to the growth in net retail sales, which more than offset the increase in operating costs. This increase occurred as we experienced contributions from our new stores as well as contributions from our increasing comparable store sales during Fiscal 2010.

Wholesale

Income from operations for our wholesale segment increased $10.3 million, or 49.3%, to $31.3 million during Fiscal 2010, compared to $20.9 million during Fiscal 2009. Income from operations as a percentage of net sales for our wholesale segment increased to 10.5% during Fiscal 2010, primarily due to the aforementioned increase in gross profit margin of 340 basis points.

Licensing

Income from operations for our licensing segment increased $1.0 million, or 11.8%, to $9.4 million during Fiscal 2010, compared to $8.4 million for Fiscal 2009. Income from operations as a percentage of royalty revenue for our licensing segment decreased 3.9% to 38.1% during Fiscal 2010, primarily as a result of an increase in advertising expenses to launch certain licensed products during Fiscal 2010.

Interest Expense

Interest expense increased $0.5 million, or 28.6%, to $2.1 million during Fiscal 2010, compared to $1.6 million for Fiscal 2009. The increase in interest expense was primarily due to an increase in average borrowings on our Credit Facility of approximately $3.0 million during Fiscal 2010.

Foreign Currency (Gain) Loss

Foreign currency income during Fiscal 2010 was $0.8 million as compared to a foreign currency loss of $0.4 million during Fiscal 2009. The foreign currency income during Fiscal 2010 was primarily due to the strengthening of the U.S. dollar relative to the Euro, which impacted the re-measurement of intercompany loans with certain of our European subsidiaries, which are denominated in U.S. dollars.

Provision for Income Taxes

We recognized $15.7 million of income tax expense during Fiscal 2010, compared with $9.2 million for Fiscal 2009. Our effective tax rate for Fiscal 2010, before taking into effect a discrete item, was 43.8%, compared to 41.4% for Fiscal 2009. Our effective rate, before taking into effect the discrete item, increased during Fiscal 2010 as a result of an increase in losses on certain of our foreign subsidiaries which do not yield any income tax benefits on a consolidated basis, as well as an increase in our blended state income tax rates during Fiscal 2010. The discrete item related to a reversal of an income tax liability during Fiscal 2010, which was negated as a result of the restructuring of certain of our foreign subsidiaries. Our effective tax rate after taking into effect the aforementioned discrete item was 28.6% for the Fiscal 2010.

Net Income

As a result of the foregoing, we generated net income of $39.2 million during Fiscal 2010, as compared to $13.0 million for Fiscal 2009.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our Credit Facility and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We expect to spend between approximately $95 million and $105 million on capital expenditures during Fiscal 2012, of which we have spent $56.8 million for the nine months ending December 31, 2011. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	December 31, 2011	April 2, 2011	April 3, 2010
Balance Sheet Data:
Cash and cash equivalents	$105,668	$21,065	$5,664
Working capital	$231,088	$117,673	$51,263
Total assets	$590,359	$399,495	$281,852
Revolving line of credit	$15,539	$12,765	$43,980

	Nine Months Ended		Years Ended
	December 31, 2011	January 1, 2011	April 2 , 2011	April 3 , 2010	March 28, 2009
Cash Flows Provided By (Used In):
Operating activities	$117,348	$107,927	$110,308	$28,592	$29,450
Investing activities	(56,798)	(34,771)	(57,830)	(32,175)	(38,399)
Financing activities	25,086	(39,847)	(37,726)	5,581	8,605
Effect of exchange rate	(1,033)	557	649	1,206	4

Net increase (decrease) in cash and cash equivalents	$84,603	$33,866	$15,401	$3,204	$(340)

Cash Provided by Operating Activities

Cash provided by operating activities increased $9.4 million to $117.3 million during the nine months ended December 31, 2011, as compared to $107.9 million for the nine months ended January 1, 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during the nine months ended December 31, 2011 as compared to the nine months ended January 1, 2011. The decrease in the change to our accounts receivable was largely the result of cash received during the nine months ended January 1, 2011, which was related to sales billed late in our 2010 fiscal year. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales for the nine months ended December 31, 2011.

Cash provided by operating activities increased $81.7 million to $110.3 million during Fiscal 2011, as compared to $28.6 million for Fiscal 2010. The increase in cash flows from operating activities is primarily due to an increase in our net income, an increase in cash received on our accounts receivable and a decrease in expenditures in our accounts payable, offset in part by an increase in cash outflows related to our inventory during Fiscal 2011 as compared to Fiscal 2010. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales, and was a function of volume. In addition, as we continue to open more retail stores we expect our expenditures on inventory to increase at a greater rate than the increase in our sales as inventory related to retail sales typically experiences slower inventory turnover than that of wholesale. The increase in the balance on our accounts payable was directly attributable to the increase in expenditures on our inventory described above. The increase in cash received on our accounts receivable is largely attributable to cash received from sales occurring from Fiscal 2010, which were billed late in that year as a result of the disruption in our primary distribution facility.

Cash provided by operating activities decreased $0.9 million to $28.6 million during Fiscal 2010, as compared to $29.5 million for Fiscal 2009. The decrease in cash flows from operating activities is primarily due to an increase in our accounts receivable, which was offset by an increase in our net income and a decrease in expenditures on inventory during Fiscal 2010 as compared to Fiscal 2009. The increase in accounts receivable was primarily due to delayed product shipments towards the end of Fiscal 2010. The delay in these shipments was due to a disruption to one of our distribution facilities, which resulted in a significant number of back-logged orders being shipped over a short period of time near the end of the fiscal year; consequently, billing occurred in a greater concentration late in Fiscal 2010.

Cash Used in Investing Activities

Net cash used in investing activities increased $22.0 million to $56.8 million during the nine months ended December 31, 2011, as compared to $34.8 million during the nine months ended January 1, 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during the nine months ended December 31, 2011, and shop-in-shops we installed during the nine months ended December 31, 2011.

Net cash used in investing activities increased $25.7 million to $57.8 million during Fiscal 2011, as compared to $32.2 million during Fiscal 2010. The increase in cash used in investing activities is primarily the result of the build-out of our 60 new retail stores, which were constructed during Fiscal 2011, and shop-in-shops we installed during Fiscal 2011.

Net cash used in investing activities decreased $6.2 million to $32.2 million during Fiscal 2010, compared to $38.4 million for Fiscal 2009. The decrease in cash used in investing activities during Fiscal 2010 was primarily due to expenditures in Fiscal 2009 which related to the opening of two high-profile European locations.

Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $25.1 million in the nine months ended December 31, 2011, compared to net cash used in financing activities of $39.8 million during the nine months ended January 1, 2011. The $64.9 million increase in cash flows from financing activities was primarily due to the net borrowings on our Credit Facility of $2.8 million during the nine months ended December 31, 2011, as compared to net repayments of $35.3 million during the nine months ended January 1, 2011. In addition, we received net proceeds from the private placement of our convertible preference shares, completed in July 2011, of $9.6 million, as well as $5.4 million from the exercise of employee share options.

Net cash used in financing activities was $37.7 million in Fiscal 2011, compared to net cash provided by financing activities of $5.6 million during Fiscal 2010. The $43.3 million increase in net cash used in financing activities was primarily due to the net repayments on our Credit Facility of $31.2 million during Fiscal 2011, as compared to net borrowings of $4.5 million during Fiscal 2010.

Net cash provided by financing activities decreased by $3.0 million during Fiscal 2010, to $5.6 million, compared to $8.6 million in Fiscal 2009. The decrease in net cash provided by financing activities was primarily due to net borrowings of $4.5 million on our Credit Facility during Fiscal 2010, compared to net borrowings of $9.5 million from our Credit Facility during Fiscal 2009.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restrict and limit additional indebtedness, and restrict the incurrence of additional liens and cash dividends. As of the nine months ended December 31, 2011, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 4.07% during the nine months ended December 31, 2011. The Credit Facility requires an annual facility fee of $0.1 million, payable quarterly, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of December 31, 2011, the amount outstanding under the Credit Facility was $15.5 million, and the amount available for future borrowings was $46.6 million. The largest amount borrowed during the nine months ended December 31, 2011 was $34.8 million. At December 31, 2011, there were documentary letters of credit outstanding for approximately $24.7 million, and stand-by letters of credit of $11.1 million.

Contractual Obligations and Commercial Commitments

As of December 31, 2011, our lease commitments and contractual obligations were as follows (in thousands):

Fiscal year ending	Remainder of Fiscal 2012	Fiscal 2013-2014	Fiscal 2015-2016	Fiscal 2017 and Thereafter	Total
Operating leases	$14,488	$116,675	$118,128	260,392	$509,683
Credit Facility	—	—	15,539	—	15,539

	$14,488	$116,675	$133,667	$260,392	$525,222

Operating lease obligations represent the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Credit Facility represents the balance as of December 31, 2011, which although it has a maturity date of September 15, 2015, is classified as a current liability on our consolidated balance sheets due to its revolving nature. In addition, interest on the Credit Facility is excluded from the above table as the amount due in future periods is unknown based on its revolving nature.

Excluded from the above commitments is $2.3 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of December 31, 2011, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We did not have any long-term purchase obligations or capital expenditure commitments that represent firm commitments at December 31, 2011.

Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that are the most important portrayal of our financial condition and results of operations, and that require our most difficult, subjective and complex judgments as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are described in more detail in the notes to our financial statements, our most critical accounting policies, discussed below, pertain to revenue recognition, impairment of long-lived assets, trademarks and goodwill, stock-based compensation and income taxes. In applying such policies, we must use some amounts that are based upon our informed judgments and best estimates. Estimates, by their nature, are based upon judgments and available information. The estimates that we make are based upon historical factors, current circumstances and the experience and judgment of management. We evaluate our assumptions and estimates on an ongoing basis.

Revenue Recognition

We recognize retail store revenue upon sale of our products to retail consumers, net of estimated returns. Wholesale revenue is recognized net of estimates for sales returns, discounts, markdowns and allowances, after merchandise is shipped and title and risk of loss are transferred to our wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual returns and by a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. The amounts reserved for retail sales returns were $2.7 million, $2.3 million and $1.4 million at December 31, 2011, April 2, 2011 and April 3, 2010, respectively. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, based on current expectations, trade discounts, markdowns, allowances, operational chargebacks, as well as for certain cooperative selling expenses. Total sales reserves for wholesale were $35.4 million, $25.2 million and $20.2 million at December 31, 2011, April 2, 2011 and April 3, 2010, respectively.

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing our trademarks, at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geography-specific licensing agreements is recognized as earned under the licensing agreements based on reported sales by licensees applicable to specified periods as outlined in the agreements. These agreements allow for the use of our trademarks to sell our branded products in certain geographic regions.

Long-lived Assets

We evaluate long-lived assets, including fixed assets and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of our estimated undiscounted future cash flows is less than the carrying value, we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows. For the nine months ended December 31, 2011, and for Fiscal 2011 and Fiscal 2009, we recorded charges for impairments on fixed assets and intangible assets related to our retail segment of $3.3 million, $3.8 million and $3.0 million, respectively.

Goodwill

On an annual basis, or whenever impairment indicators exist, we perform a valuation of goodwill. In the absence of any impairment indicators, goodwill is tested in the fourth quarter of each fiscal year. We apply our tests to reporting units within our wholesale and licensing segments, which are based on our current operating projections. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause us to conclude that impairment indicators exist and therefore that goodwill is impaired.

We assess goodwill for impairment by calculating the fair value of our reporting units to which goodwill has been allocated using the discounted cash flow method along with the market multiples method. Both of these valuation methods require our management to make certain assumptions and estimates regarding certain industry trends and future profitability of our reporting units. If the carrying amount of a reporting unit exceeds its fair value, we would compare the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value, we would assign the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying value of the reporting unit goodwill exceeded the implied fair value of the reporting unit goodwill, we would record an impairment loss to write down such goodwill to its implied fair value. The valuation of goodwill is affected by, among other things, our business plan for the future and estimated results of future operations.

We have tested our goodwill for impairment in our fourth quarter for the annual periods presented. There are no impairment charges related to goodwill for any of the fiscal periods presented.

Stock-based Compensation

We grant stock-based awards to certain of our employees and directors. These awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model and are recognized as expense over the requisite service period, based on attainment of certain vesting requirements (which included our completion of an initial public offering as well as certain performance and time-based vesting requirements). Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate.

Our expected volatility is based on the average volatility rates of similar actively traded companies over the past 4 to 9.5 years, as applicable, which are our estimated expected average holding periods. The expected holding period of the option is based on the period to expiration for our performance-based grants and the vesting period for our time-based grants. This approach was chosen as it directly correlates to our service period. In addition, we have no historical option exercise experience. The risk-free rate is derived from the zero-coupon U.S. Treasury Strips yield curve, the period of which relates to the grant’s holding period. If factors change and we employ different assumptions, the fair value of future awards and resulting stock-based compensation expense may differ significantly from what we have estimated in the past.

Prior to the private placement of our convertible preference shares, which was completed during July 2011, we estimated the fair value of the shares underlying our stock option grants, which served as the grant price for the fair value calculation of our stock option grants. The estimates of our share value were based on contemporaneous valuations prepared with the assistance of a third party specialist. The October and December 2010 share values were derived from October 2010 valuations, while the March 2011 and August 2011 share values were derived from March and July 2011 valuations, respectively. These valuations were utilized for deriving our share value since the inception of our Stock Option Plan. In conjunction with the preparation of these valuations, we adhered to the guidance provided by the AICPA as prescribed in its Practice Aid entitled, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” This Practice Aid specifically addresses valuation of common stock in private companies and outlines approaches that can be taken for that valuation, as well as providing guidelines for each approach. The approaches outlined in the Practice Aid are: (1) discounted cash flow, or income; (2) public company market approach (market multiples); and (3) the guideline transaction (M&A) market approach. Consistent with these guidelines, we employed the income (discounted cash flows) and public company market (market multiples) approaches when performing the valuations. We consistently employed these approaches when estimating the fair value of our shares prior to our private placement, which provided an arm’s length transaction that established an observable price for our shares in the absence of having a quoted market price on an active exchange. The option grants issued subsequent to the private placement were issued with a grant price which reflected the value of the private placement.

The inputs for the discounted cash flow model were comprised of our internal forecasts along with a weighted average cost of capital (discount rate), which was derived from averaging the rates calculated from several comparable companies. These comparable companies were chosen based on several criteria such as overall size, revenue and capitalization, as well as the industry, among others. The inputs used for deriving the multiples that were employed in the market approach analysis were obtained from published financial information from these comparable companies, as well as from our historical and forecasted financial results. The information used for the valuation of our shares was consistent with that used to value our reporting units for purposes of our goodwill impairment testing. The results from both of these two valuation approaches, income (DCF) and market multiples, were averaged in the determination of the fair value of our shares.

The information used in the above models was based on the most readily available and relevant information at the time each valuation was performed. The valuation models employed both observable and objective inputs, such as market data, as well as inputs which were more subjective, such as assumptions used in preparing our forecasts, which were based on our best estimates at each valuation date. The assumptions underlying our forecasts were derived from the information available at the time of the respective forecasts, and were revisited regularly when new information became available. In addition to results generated from the performance of these valuations, additional factors such as a marketability and liquidity discount, were factored into the final determination of the fair value of our shares. A marketability discount of 20% was used in the October 2010 valuation, and a marketability discount of 11% was used in the March 2011 valuation. The below table details the grant prices and grant totals for stock option grants issued between October 2010 and August 2011 (which represents our last grants using the estimated fair value approach):

Grant Date	Number of options granted	Estimated share value used for fair value calculation	Fair value of options at grant date	Option exercise price
10/25/2010	3,521,262	$2.19	$1.20	$2.63
12/01/2010	81,905	$2.19	$1.22	$2.63
03/25/2011	3,501,905	$6.05	$4.05	$5.00
08/11/2011	3,055,952	$12.12	$6.90	$12.12

The fair value of the shares underlying the March 2011 grants used a multiple on earnings that was consistent with our peers at that time, as adjusted for the Company’s business plan. Inherent in the fair value calculation was the Company’s assessment of certain risks embedded in the business plan for Fiscal 2011 and thereafter, including: rapid revenue and earnings growth; roll out of our retail stores to lower productivity malls where our format had not been proven; our European expansion plans; and, our Japanese launch plans. Subsequent to March 2011, the Company successfully implemented many aspects of its business plan and launched an effort to sell a portion of the Company through a private placement. In July 2011, we completed the private placement. The fair value of the shares underlying the August 2011 grants used the private placement valuation, which was based on a multiple applied to the forecasted Fiscal 2012 earnings. An increase in the multiple on earnings, as well as an increase in forecasted earnings from the March 2011 valuation to the July 2011 valuation resulted in the increase in the fair value of the shares from $6.05 to $12.12.

Income Taxes

Deferred income tax assets and liabilities reflect temporary differences between the tax basis and financial reporting basis of our assets and liabilities and are determined using the tax rates and laws in effect for the periods in which the differences are expected to reverse. We periodically assess the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or our own estimates and judgments.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. We periodically review the recoverability of our deferred tax assets and provide valuation allowances as deemed necessary to reduce deferred tax assets to amounts that more-likely-than-not will be realized. This determination involves considerable judgment and our management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if our estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

We recognize the impact of an uncertain income tax position taken on our income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. The effect of an uncertain income tax position will not be taken into account if the position has less than a 50% likelihood of being sustained. Our tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. We record interest expense and penalties payable to relevant tax authorities as income tax expense.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability. Although these are derivative contracts to hedge cash flow risks, we do not designate these contracts as hedges for accounting purposes. Accordingly, the changes in the fair value of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established.

We perform a sensitivity analysis to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in foreign exchange rates against the U.S. dollar. Based on all foreign currency exchange contracts outstanding as of December 31, 2011, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of December 31, 2011 would result in approximately $3.7 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in approximately $3.9 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility, the balance of which was $15.5 million at December 31, 2011. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, and therefore our statements of operations and cash flows are exposed to changes in interest rates. A one percentage point increase in either the prime rate or LIBOR would cause an increase to the interest expense on our Credit Facility of approximately $0.2 million. The balance of our Credit Facility at December 31, 2011 is not indicative of future balances that may be subject to fluctuations in interest rates.

BUSINESS

Our Company

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in 74 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth. Over the years, we have successfully expanded beyond apparel into accessories (including handbags, small leather goods, eyewear, jewelry and watches) and footwear, which together now account for the majority of our wholesale and retail sales. We have also expanded our distribution capabilities beyond wholesale into retail, which accounted for approximately 42.8%, 36.7% and 28.7% of our total revenue in Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively. Our total revenue was $803.3 million in Fiscal 2011 as compared to $508.1 million in Fiscal 2010, representing a 58.1% year-over-year increase. Our net income was $72.5 million in Fiscal 2011 as compared to $39.2 million in Fiscal 2010, representing a 84.7% year-over-year increase.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. In Fiscal 2011, our retail segment accounted for approximately 42.8% of our total revenue. As of December 31, 2011, our retail segment included:

•	188 North American retail stores, including concessions; and

•	43 international retail stores, including concessions, in Europe and Japan.

In Fiscal 2011, our wholesale segment accounted for approximately 51.5% of our total revenue. As of December 31, 2011, our wholesale segment included:

•	wholesale sales through approximately 1,860 department store and specialty store doors in North America; and

•	wholesale sales through approximately 478 department store and specialty store doors internationally.

Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. In Fiscal 2011, our licensing segment accounted for approximately 5.7% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world, including, among others, Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Harrods, Harvey Nichols, Selfridges, Le Bon Marché and Printemps. In 2004, we saw an opportunity to capitalize on the brand strength of the Michael Kors collection and address the significant demand opportunity in accessible luxury goods, and we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel. The MICHAEL Michael Kors collection is carried in all of our lifestyle stores as well as leading department stores throughout the world, including, among others, Bloomingdale’s, Nordstrom, Macy’s, Harrod’s, Harvey Nichols, Selfridges, Printemps, Lotte, Hyundai, Isetan and Lane Crawford. Taken together, our two primary collections target a broad customer base while retaining a premium luxury image. In addition to these two primary collections, we also offer select footwear and outerwear through our KORS Michael Kors accessible luxury collection, which is not material to our net sales.

Our Market Opportunity

We operate in the global luxury goods industry. According to the Altagamma Studies, total global sales of luxury goods were approximately $226.6 billion in 2010 and $250.2 billion in 2011. Over the past ten years, the industry has grown and has remained resilient during economic downturns. In 2010, the industry showed a significant recovery with 13% growth and surpassed the pre-financial crisis peak of $222.7 billion set in 2007. The industry is expected to grow at a 6% CAGR from 2011 to 2014 to reach sales of between $294.8 and $301.3 billion. We believe that this growth will be driven by an improving global economy, favorable demographics and increased demand for luxury goods in emerging markets due to higher per capita income levels.

2010 Worldwide Luxury Goods Categories %	2010 Worldwide Luxury Goods Geographies %

Source:    Altagamma Studies

According to the Altagamma Studies, in 2010, the two largest product categories in the global luxury goods industry were accessories (defined in the Altagamma Studies as handbags, wallets, other leather products, shoes and other non-leather accessories, such as jewelry and eyewear) and apparel. The accessories product category represented 25% of total luxury goods sales in 2010 and generated sales of approximately $56.7 billion. From 2005 to 2010, the accessories product category experienced higher growth than any other category in the industry, registering a 9% CAGR. Accessories were also the only product category to post positive growth during the 2007-2009 economic downturn, followed by a strong sales increase of 17% in 2010. The 2010 growth in accessories was driven by a 22% increase in leather goods sales, with sales of handbags leading the way. The apparel product category, which represented 27% of total luxury goods sales in 2010 and was estimated at approximately $61.2 billion, experienced a significant recovery as well with 12% growth in 2010.

According to the Altagamma Studies, the global luxury goods industry is concentrated on our core geographic areas of operation, the Americas and Europe, which in 2010 represented 30% and 37% of the industry’s sales, respectively. In 2010, the Americas saw strong growth of 16% in luxury goods sales, reaching a total size of approximately $68.0 billion. Europe also experienced solid 2010 growth of 10%, reaching estimated sales of approximately $83.9 billion. The United States market largely drove the 2010 recovery in luxury good sales, posting 15% growth to reach estimated sales of approximately $63.0 billion. Today, the United States remains the country with the highest luxury goods consumption and in 2010 had approximately 28% of global luxury goods sales. The Asia Pacific region (excluding Japan) represented 17% of global luxury goods sales in 2010. Between 2005 and 2010, this region captured an additional 7% share of global luxury goods sales and experienced the fastest growth with a 15% CAGR.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Rapidly Growing Luxury Lifestyle Brand with Best-in-Class Growth Metrics. We believe that the Michael Kors name has become synonymous with luxurious fashion that is timeless and elegant, expressed through sophisticated accessory and ready-to-wear collections. Each of our collections exemplifies the jet-set lifestyle and features high quality designs, materials and craftsmanship. Some of the most widely recognized global trendsetters—including celebrities such as Angelina Jolie, Heidi Klum, Blake Lively, Penelope Cruz, Gwyneth Paltrow and Catherine Zeta-Jones—walk the red carpet in our collections. We have built a solid foundation for continued long-term global growth and currently enjoy best-in-class growth metrics. For instance:

•	we experienced year-over-year total revenue growth of 58.1% and 28.0% in Fiscal 2011 and Fiscal 2010, respectively;

•

our global comparable store sales increased 48.2%, 19.2% and 6.3% in Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively, and we have had positive comparable store sales growth in every quarter in the last five fiscal years; and

•	our global retail store count grew from 48 at the beginning of Fiscal 2009 to 166 through the end of Fiscal 2011, representing a 51.2% CAGR.

Design Vision Led by World-Renowned, Award-Winning Designer. Michael Kors, a world-renowned designer, personally leads our experienced design team. Mr. Kors and his team are responsible for conceptualizing and directing the design of all of our products, and their design leadership is a unique advantage that we possess. Mr. Kors has received a number of awards, including the CFDA Women’s Fashion Designer of the Year (1999), the CFDA Men’s Fashion Designer of the Year (2003), the ACE Accessory Designer of the Year (2006) and the CFDA Lifetime Achievement Award (2010). These and other awards recognize the contribution Mr. Kors and his team have made to the fashion industry and our Company. Our brand image has been further enhanced since 2004 by Mr. Kors’ position as a judge on the six-time Emmy-nominated reality show Project Runway.

Poised to Take Share in the Growing Global Accessories Product Category. According to the Altagamma Studies, from 2005 to 2010, the accessories product category was the fastest growing product category in the global luxury goods industry, increasing at a 9% CAGR, and in 2010 the accessories product category generated sales of approximately $56.7 billion, representing 25% of total luxury goods sales. In 2004, we saw the opportunity to capitalize on growing accessories demand by leveraging the strength of the Michael Kors luxury collection, and we introduced the accessible luxury MICHAEL Michael Kors collection. Since launching the MICHAEL Michael Kors collection, awareness of our brand within the United States has grown exponentially, increasing from 11% in 2004 to 71% in 2011, according to a study we commissioned. In turn, our sales of accessories have grown at an approximately 57.6% CAGR over the last three fiscal years, outperforming industry growth. Net sales of accessories and related merchandise (including handbags, small leather goods, footwear, watches, jewelry, eyewear and fragrance) in our retail and wholesale segments accounted for approximately 62.3% of our total revenue in Fiscal 2011. We anticipate that sales of our accessories and related merchandise will continue to grow and will become an increasingly important driver of global comparable store sales growth.

Proven Multi-Format Retail Segment with Significant Growth Opportunity. In Fiscal 2011, our retail segment reported total revenue of $344.2 million and an industry-best 48.2% increase in year-over-year comparable store sales from Fiscal 2010. Within our retail segment we have three primary retail store formats: collection stores, lifestyle stores and outlet stores. Our collection stores are located in some of the world’s most prestigious shopping areas, such as Madison Avenue in New York and Bond Street in London, and are generally 3,100 square feet in size. Our lifestyle stores are located in some of the world’s most frequented metropolitan shopping locations and leading regional shopping centers, and are generally 2,100 square feet in size. We also extend our reach to additional consumer groups through our outlet stores, which are generally 2,700 square feet in size. In addition to these three retail store formats, we operate concessions in a select number of department stores in North America and internationally.

Strong Relationships with Premier Wholesale Customers. We partner with leading wholesale customers, such as Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Bloomingdale’s, Nordstrom and Macy’s in North America; and Harrods, Harvey Nichols, Selfridges and Galeries Lafayette in Europe. These relationships enable us to access large numbers of our key consumers in a targeted manner. In addition, we are engaged in wholesale growth initiatives that are designed to transform the Michael Kors displays at select department stores into branded shop-in-shops. By installing customized freestanding fixtures, wall casings and components, decorative items and flooring, as well as deploying specially trained staff, we believe that our shop-in-shops provide department store consumers with a more personalized shopping experience than traditional retail department store configurations. These initiatives, among others, have helped increase total revenue for our wholesale segment from $296.9 million in Fiscal 2010 to $413.6 million in Fiscal 2011, representing a 39.3% year-over-year increase.

Growing Licensing Segment. The strength of our global brand has been instrumental in helping us build our licensing business. We collaborate with a select number of product licensees who produce and sell what we believe are products requiring specialized expertise that are enhanced by our brand strength. Our relationship with Fossil, for instance, has helped us create a line of watches that we believe have become, and will continue to be, status items for young, fashion-conscious consumers. Other product licensees include, among others, Estée Lauder for fragrances and Marchon for eyewear. Our relationships with our product licensees have helped us leverage our success across demographics and categories by taking advantage of their unique expertise, resulting in total revenue for licensed products increasing from $24.6 million in Fiscal 2010 to $45.5 million in Fiscal 2011, representing a 84.8% year-over-year increase. In addition, we have entered into agreements with non-manufacturing licensees who we believe have particular expertise in the distribution of fashion accessories, footwear and apparel in specific geographic territories, such as South Korea, the Philippines, Singapore, Malaysia, greater China, the Middle East and Turkey.

Proven and Experienced Management Team. Our senior management team has extensive experience across a broad range of disciplines in the retail industry, including design, sales, marketing, public relations, merchandising, real estate, supply chain and finance. With an average of 25 years of experience in the retail industry, including at a number of public companies, and an average of eight years with Michael Kors, our senior management team has strong creative and operational experience and a successful track record. This extensive experience extends beyond our senior management team and deep into our organization. For example, we have a 50-person design team, the senior staff of which has an average of 19 years of experience in the industry.

Our Growth Strategy

Our goal is to increase our revenue and profits and strengthen our global brand. Our growth strategy includes the following:

Increase Our Brand Awareness. We intend to continue increasing brand awareness and customer loyalty in North America and internationally in a number of ways, including by:

•	continuing to open new retail stores in preeminent, high-visibility locations;

•

maintaining our strong advertising position in global fashion publications, growing our online advertising exposure and internet presence and continuing to distribute our store catalog featuring our new collections;

•

holding our semi-annual runway shows that reinforce Mr. Kors’ designer status and high-fashion image, creating excitement around the Michael Kors and MICHAEL Michael Kors collections and generating global multimedia press coverage; and

•	leveraging Mr. Kors’ global prestige and popularity through a variety of press activities and personal appearances.

Expand Our Retail Store Base in North America. We expanded our retail store base in North America by 30 stores in Fiscal 2010 and by 40 stores in Fiscal 2011. We believe that there is significant opportunity to continue expanding our retail store base in North America and to increase our North American retail store base to approximately 400 locations in the long term. We will look to open new stores predominately in high traffic areas of street and mall locations in high-income demographic areas and will adhere to our already successful retail store formats, which we believe reinforce our brand image and generate strong sales per square foot.

Expand North American Shop-in-Shop Footprint at Select Department Stores. In Fiscal 2011, we achieved a 33.7% year-over-year increase in our North American wholesale sales through substantially the same number of department store wholesale doors, primarily due to an increase in shop-in-shops. We believe that our proprietary shop-in-shop fixtures effectively communicate our brand image within the department store, enhance the presentation of our merchandise and create a more personalized shopping experience for department store customers. We plan to grow our North American shop-in-shop footprint at select department stores by continuing to convert existing wholesale door space into shop-in-shops and expanding the size of existing shop-in-shops.

Increase Global Comparable Store Sales. In Fiscal 2011, we reported a 48.2% year-over-year increase in global comparable store sales. We expect to continue to increase global comparable store sales with a number of initiatives already under way to increase the size and frequency of purchases by our existing customers and to attract new customers. Such initiatives include, among others, increasing the size of existing stores, creating compelling store environments and offering new products, including logo products, small leather goods, active footwear and fashion jewelry.

Grow International Retail and Wholesale Businesses. Given the growing worldwide demand for accessible luxury goods, continued international expansion in select regions represents a compelling opportunity for additional growth. As of December 31, 2011, we operated 43 retail stores, including concessions, internationally, and our products are sold through approximately 478 department store and specialty store wholesale doors internationally. We plan to leverage our existing operations in London, Lugano, Madrid, Milan, Munich, Paris and Tokyo to drive continued retail and wholesale expansion in Europe and Japan. In the long term, we believe that we can increase our international retail store base, including concessions, to approximately 100 locations in Europe and approximately 100 locations in Japan. In addition, we plan to expand our shop-in-shop footprint at select department stores throughout Europe and our concession footprint at select department stores in Japan.

Our Collections and Products

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. In addition to these two primary collections, we also offer select footwear and outerwear through our KORS Michael Kors accessible luxury collection, which is not material to our net sales. We believe consumers associate our collections with a jet-set aesthetic that infuses stylish elegance and a sporty attitude into any lifestyle. Taken together, our collections target a broad customer base while retaining a premium luxury image.

Since 1981, we have consistently developed our distinctive brand image across an expanding number of products, price tiers and geographic markets. Our products are widely recognized and feature high quality designs, materials and craftsmanship. Our superior quality and design across our product lines allow us to maintain premium price points that encourage repeat purchases among our growing customer base.

The Michael Kors Collection

The Michael Kors collection was first introduced in 1981 and reflects the pinnacle of luxury. This collection establishes the aesthetic authority of our entire brand and serves as the cornerstone of Michael Kors’ semi-annual runway shows. The Michael Kors collection is carried in many of our retail stores as well as the finest luxury department stores in the world, including, among others, Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Harrods, Harvey Nichols, Selfridges, Le Bon Marché and Printemps.

In the Michael Kors collection we offer accessories, including handbags and small leather goods, many of which are made from high quality leathers and other exotic skins, footwear and apparel, including ready-to-wear womenswear and menswear. Generally, our handbags and small leather goods retail from $500 to $6,000, our footwear retails from $500 to $1,300 and our women’s apparel retails from $400 to $4,000.

The MICHAEL Michael Kors Collection

The MICHAEL Michael Kors collection was first introduced in 2004 when we identified the opportunity to capitalize on the brand strength of the Michael Kors collection to meet the significant demand for accessible luxury goods. The MICHAEL Michael Kors collection has a strong focus on accessories, in addition to offering footwear and apparel, and is positioned to appeal to a younger demographic. Since the introduction of this collection, awareness of our brand within the United States has increased exponentially, increasing from 11% in 2004 to 71% in 2011, according to a study we commissioned. Our MICHAEL Michael Kors collection is carried in all of our lifestyle stores as well as leading department stores throughout the world, including, among others, Bloomingdale’s, Nordstrom, Macy’s, Harrod’s, Harvey Nichols, Selfridges, Printemps, Lotte, Hyundai, Isetan and Lane Crawford.

In the MICHAEL Michael Kors collection, we offer: accessories, primarily handbags, which are created to meet the fashion and functional requirements of our broad and diverse consumer base, and small leather goods, such as clutches, wallets, wristlets and cosmetic cases; footwear, exclusively in women’s styles; and womenswear, including dresses, tops, jeans, pants, skirts, shorts and outerwear. Generally, our handbags retail from $200 to $800, our small leather goods retail from $45 to $200, our footwear retails from $70 to $500 and our women’s apparel retails from $50 to $500.

Our Licensed Products

Watches. Fossil has been our exclusive watch licensee since April 2004. We believe our watches are a “must-have” item among young fashion consumers and present an opportunity to build brand loyalty globally with younger consumers. Watches are sold in our retail stores and by our licensing partner to wholesale customers in addition to select watch retailers. Generally, our watches retail for between $150 and $500.

Eyewear. Marchon has been our exclusive eyewear licensee since January 2004. Marchon has developed what we believe is a distinctive product assortment of eyewear inspired by our collections. Our eyewear products are focused on status eyewear with sunglasses serving as a key category. Eyewear is sold in our retail stores and by our licensing partner to wholesale customers in addition to select sunglass retailers and prescription eyewear providers. Generally, our eyewear retails for between $85 and $285.

Jewelry. Fossil has been our exclusive fashion jewelry licensee since December 2010. Our jewelry product line is complementary to our watches and accessories lines and is comprised of bracelets, necklaces, rings and earrings. Our jewelry is sold in our retail stores and by our licensing partner to wholesale customers in addition to other specialty stores. Generally, our jewelry retails for between $45 and $400.

Fragrances. Estée Lauder has been our exclusive women’s and men’s fragrance licensee since May 2003. Fragrances are sold in our retail stores and by our licensing partner to wholesale customers in addition to select fragrance retailers. Generally, our fragrances retail for between $20 and $115.

Design and Merchandising

Michael Kors personally leads an experienced, New York-based design team, which is responsible for conceptualizing and directing the design of all of our products. Mr. Kors and his design team have access to our extensive archives of product designs created over the past 30 years, which are a valuable resource for new product concepts. Our designers are also supported by a strong merchandising team that analyzes sales, market trends and consumer preferences to identify business opportunities that help guide each season’s design process.

In addition, merchandisers streamline our entire product line by editing, adding and deleting styles with the objective of maximizing profitable sales across our segments. Having one centralized, internal design and merchandising group helps us execute well-defined design concepts that are consistent with the strategic direction of our brand.

Our store design and point-of-sale merchandising group creates and oversees implementation of our store environments. From our retail stores to our shop-in-shop locations in major department stores, we work to ensure the consistent communication of the Michael Kors jet-set lifestyle image. Our retail stores and department store locations feature upscale and sleek décor with iconic references to the Michael Kors brand that provide a modern backdrop to our contemporary merchandise and establish the sporty, luxurious ambience that embodies the message of the Michael Kors label worldwide.

Our merchandising team works in close collaboration with our licensing partners to ensure that our licensed products, such as watches, jewelry, eyewear and fragrances, are conceptualized and designed to address the intended market opportunity and convey the distinctive perspective and lifestyle associated with our brand. While our licensing partners employ their own designers, we collaborate throughout the design process and approve the design of all licensed products. Licensed products are also subject to our quality control standards and we exercise final approval for all new licensed products prior to their sale.

Marketing, Advertising and Public Relations

Our marketing strategy is to deliver a consistent message every time the consumer comes in contact with our brand through all of our communications and visual merchandising. Our image is created and executed internally by our creative marketing, visual merchandising and public relations teams, which helps ensure the consistency of our message.

In Fiscal 2011, we recognized approximately $27.4 million in advertising expense in North America and internationally. In conjunction with promoting a consistent global image, we use our extensive customer database and consumer knowledge to target particular products and communications to certain consumers directly in an effort to foster sales efficiency. We engage in a wide range of direct marketing programs, including, among others, emails, print advertising, catalogs and brochures, in order to stimulate sales in a consumer-preferred shopping venue. As part of our direct marketing strategy, our catalogs are sent to selected households to encourage consumer purchases and to build brand awareness. In addition, the growing number of visitors to our michaelkors.com online store provides an opportunity to increase the size of our database and to communicate with consumers to increase online and physical store sales and build brand awareness. We launched michaelkors.com in 2007 in partnership with Neiman Marcus. We sell merchandise to Neiman Marcus at wholesale, which is subsequently resold by Neiman Marcus through michaelkors.com. Neiman Marcus receives all of the proceeds from these online sales.

Our experienced public relations team engages in a wide variety of press activities internationally. Our semi-annual fashion shows serve to reinforce Mr. Kors’ designer status and high fashion image, creating excitement around the Michael Kors and MICHAEL Michael Kors collections, while Mr. Kors’ many other personal appearances and press activities capitalize on his popularity to attract global multimedia coverage for our brands and businesses. In addition, some of the most widely recognized global trendsetters—including celebrities such as Angelina Jolie, Heidi Klum, Blake Lively, Penelope Cruz, Gwyneth Paltrow and Catherine Zeta-Jones—walk the red carpet in our collections. We also have a unique marketing asset in Mr. Kors himself. Mr. Kors’ involvement in the highly successful Project Runway has helped build awareness of our Honorary Chairman and Chief Creative Officer and our brand in general.

Business Segments

Retail Segment

We started in business as a wholesale vendor to department and specialty stores, but over the last five years we have developed a significant retail business. Our retail segment represented approximately 42.8% of our total revenue in Fiscal 2011. In the long term, we believe that we can increase our global retail store base to approximately 400 locations in North America, 100 locations in Europe and 100 locations in Japan.

The following table presents the number of retail stores we operated by geographic location as of December 31, 2011:

Location	Number of Full-Price Retail Stores, Including Concessions	Number of Outlet Stores
North America	125	63
Europe	19	10
Japan	11	3

Total	155	76

Full-Price Retail Stores, Including Concessions. Our full-price retail stores, including concessions, establish, reinforce and capitalize on the image of the Michael Kors brand. Our full-price retail stores are located on prestigious streets in metropolitan areas and in upscale regional shopping centers. We operate two full-price retail store formats: collection stores and lifestyle stores. Our collection stores offer the broadest assortment of our collection apparel and accessories and are located in some of the world’s most prestigious shopping areas, such as Madison Avenue in New York and Bond Street in London. Our collection stores are generally 3,100 square feet in size. Our lifestyle stores are also located in some of the world’s most frequented metropolitan shopping locations and leading regional shopping centers, and are generally 2,100 square feet in size. Our lifestyle stores emphasize our accessories lines and items from our MICHAEL Michael Kors accessible luxury collection. We employ a proven retail concept across both formats, in addition to our outlet stores, that over the past three fiscal years has seen consistent increases in average sales per square foot and average four-wall operating income in the United States, as well as an industry-best Fiscal 2011 increase in comparable store sales of 48.2%. In addition to these two full-price retail store formats, we operate concessions in a select number of department stores in North America and internationally. We use a rigorous store selection strategy for new stores and concessions that focuses on key street and mall locations in high traffic, affluent areas. Depending on their size and location, our full-price retail stores, including concessions, present certain product lines that include accessories, footwear and apparel from both the Michael Kors collection and the MICHAEL Michael Kors collection. Our store associates are trained to maintain a high standard of visual presentation, merchandising and customer service. The result is a highly personalized sales team that represents our jet-set brand image.

Outlet Stores. We extend our reach to additional consumer groups through our outlet stores. Our outlet stores serve as an efficient means to sell products manufactured for them, as well as excess inventory, outside of our full-price retail format. Our outlet stores are located in select top outlet centers in North America, Europe and Japan.

Wholesale Segment

We began as a wholesale business, and today we sell our products through our wholesale segment to leading department stores, as well as specialty retail stores and travel shopping locations, throughout the world. This segment remains very important to our overall consumer reach, and we custom tailor our assortment through wholesale product planning and allocation processes to match the needs of our customers in different localities. We have grown our wholesale business by working closely with our wholesale customers, both domestic and international, to ensure a clear and consistent product presentation. As part of our business strategy, we continue to transform select department store locations into branded shop-in-shops, expand the size of our existing department store shop-in-shops and differentiate our in-store sales organization through proprietary jet-set intensive training.

The following table presents the number of department store and specialty store wholesale doors by geographic location in which our products were sold as of December 31, 2011:

Location	Number of Wholesale Doors
North America	1,860
International	478

Total	2,338

North American Wholesale. Recognizing the continued importance of North American department and specialty stores as a distribution channel for premier accessories, footwear and apparel, we are strengthening our longstanding relationships with our key North American wholesale customers, including, among others, Bergdorf Goodman, Saks Fifth Avenue, Neiman Marcus, Holt Renfrew, Bloomingdales, Nordstrom and Macy’s. We are accomplishing this through new products and styles and our shop-in-shops renovation program. This segment offers access to Michael Kors customers who prefer shopping at department and specialty stores or who live in geographic areas that are not large enough to support one of our retail stores. Depending on the size and location of the wholesale door, we offer various products from both our Michael Kors collection and our MICHAEL Michael Kors collection.

International Wholesale. Our international business is generated substantially through our wholesale segment. We have developed relationships with select department stores, specialty retailers and travel shopping locations in Europe. We have created image enhancing environments in these locations through our shop-in-shops to increase brand appeal and stimulate growth. Some of our more significant international wholesale customers include Harrods, Harvey Nichols, Selfridges, Galeries Lafayette, Brown Thomas, Beymen, Lane Crawford and Isetan. Depending on the size and location of the wholesale door, we offer various products from both our Michael Kors collection and our MICHAEL Michael Kors collection.

Licensing Segment

We have both product and geographic licensing relationships.

Product Licensing. In our product licensing relationships we take an active role in the design process and seek to control the marketing and distribution of products under the Michael Kors brand. Our key current product licensing relationships are as follows:

Category	Licensing Partner	Introduction Date	Territory
Watches and Jewelry	Fossil	Watches as of April 2004; Jewelry as of December 2010	Worldwide
Eyewear	Marchon	January 2004	Worldwide
Fragrances	Estée Lauder	May 2003	Worldwide

While our products made under license are sold through our retail and wholesale businesses, with our approval, our licensees have the right to distribute Michael Kors branded products selectively through several other distribution channels, such as watches in jewelry stores and eyewear through selected prescription eyewear providers. Our licensing partners pay us royalties on their sales of Michael Kors branded products and provide additional exposure of our brand while allowing us to impose restrictions aimed at controlling that exposure.

Geographic Licensing. We have entered into licensing agreements pursuant to which we have granted third parties the right to distribute and sell our products in certain geographical areas, including, among others, South

Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. In addition, our operations in China, Hong Kong, Macau and Taiwan are conducted pursuant to similar licensing agreements that we have entered into with entities that are indirectly owned by certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited. See “Certain Relationships and Related Party Transactions—Michael Kors Far East Holdings Limited.” Through these license agreements, we seek to increase sales of our products to the licensees who buy their inventory from us and/or our authorized vendors, increase royalty income from our product licensees who also sell to our geographic licensees and, in some cases, generate direct royalties from geographic licensees, depending upon the nature of the business in the particular territory.

The following table details our net sales and revenue by segment and geographic location for the nine months ended December 31, 2011 and January 1, 2011 and for Fiscal 2011, Fiscal 2010 and Fiscal 2009 (dollars in thousands).

	Nine Months Ended		Fiscal Years Ended
	December 31, 2011	January 1, 2011	April 2, 2011	April 3, 2010	March 28, 2009
Retail net sales - North America	$418,550	$241,106	$331,714	$183,452	$114,031
Retail net sales - Europe	30,004	7,207	11,463	3,086	—
Retail net sales - Japan	6,199	393	1,018	—	—
Wholesale net sales - North America	377,283	267,714	386,566	289,179	262,469
Wholesale net sales - Europe	42,159	14,844	26,985	7,735	558
Wholesale net sales - Other Regions	—	—	54	—	—
Licensing revenue - North America	48,069	32,072	45,539	24,647	20,016

	$922,264	$563,336	$803,339	$508,099	$397,074

Manufacturing and Sourcing

We contract for the purchase of finished goods with independent third-party manufacturing contractors, whereby the manufacturing contractor is generally responsible for the entire manufacturing process, including the purchase of piece goods and trim. Although we do not have written agreements with any of our manufacturing contractors, we believe we have mutually satisfactory relationships with them. We allocate product manufacturing among third-party agents based on their capabilities, the availability of production capacity, pricing and delivery. We have relationships with various agents who source our finished goods with numerous manufacturing contactors on our behalf. Although we do not have written agreements with any of our agents, we believe we have mutually satisfactory relationships with them. In Fiscal 2011 and 2010, one third-party agent sourced approximately 19.5% and 23.1% of our finished goods purchases, respectively. In Fiscal 2011, by dollar volume, approximately 97.0% of our products were produced in Asia and Europe. See “—Import Restrictions and Other Government Regulations” and “Risk Factors—Risks Related to Our Business—We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.”

Manufacturing contractors and agents operate under the close supervision of our global manufacturing divisions and buying agents headquartered in North America, Europe and Asia. All garments are produced according to our specifications. Production staff in the United States monitor manufacturing at supplier facilities in order to correct problems prior to shipment of the final product. Procedures have been implemented under our vendor certification and compliance programs, so that quality assurance is focused upon as early as possible in the production process, allowing merchandise to be received at the distribution facilities and shipped to customers with minimal interruption.

Distribution

We have distribution centers in the United States, Canada, Europe and Japan. In the United States, distribution currently occurs at Company-leased warehouses in California and New Jersey. We also process distribution through a Company-leased warehouse in Canada. Two of our warehouses, one in Japan and the other in Holland, are operated through a third-party logistics provider. For further information on our Company-leased warehouses, see “—Properties.”

We are currently in the process of completing the consolidation of our California distribution operations from three separate warehouses in Compton, California, which total approximately 350,000 square feet, into one 500,000 square foot distribution center in Whittier, California, which we expect will be our sole California distribution center by the end of April 2012. The leases for two of the three Compton facilities expire on March 31, 2012, the other on June 30, 2012. The lease for the warehouse in Whittier was entered into during October 2011 and expires on December 2021. We believe consolidating our operations into this much larger location will allow us to significantly increase our distribution capabilities and efficiency. We took possession of the new distribution center in October 2011 and intend to complete our transition into this facility early in our 2013 fiscal year, after the expiration date for two of our leases for our existing California distribution facilities. Subsequent to the completion of this consolidation, we will begin implementing a new warehouse management system that will supplement our current legacy system and further support our efforts to operate with increased efficiency and flexibility. See “Risk Factors—Risks Related to Our Business—We are dependent on a limited number of distribution facilities. If one or more of our distribution facilities becomes inoperable, our business, financial condition and operating results could be negatively affected.”

Information Technology

We believe that the use of sophisticated technology is a key aspect of our strength as a business. We utilize a state-of-the-art retail platform that integrates retail inventory management, point of sale systems, customer relationship management and loss prevention. All of our information technology systems are integrated across our global network using the latest technology. Our legacy system for production, logistics, inventory, shipping, billing and collection is a system that is widely used in the apparel and fashion industry. See “Risk Factors—Risks Related to Our Business—A material disruption in our information technology systems could have a material adverse effect on our business, financial condition and results of operations.”

Competition

We face intense competition in the product lines and markets in which we compete. Our products compete with other branded products within their product category. In our wholesale business, we compete with numerous manufacturers, importers and distributors of accessories, footwear and apparel for the limited space available for product display. Moreover, the general availability of manufacturing contractors allows new entrants easy access to the markets in which we compete, which may increase the number of our competitors and adversely affect our competitive position and our business.

In varying degrees, depending on the product category involved, we compete on the basis of style, price, customer service, quality, brand prestige and recognition, among other bases. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing and other resources than us. We believe, however, that we have significant competitive advantages because of our brand recognition and the acceptance of our brand name by consumers. See “Risk Factors—Risks Related to Our Business—The markets in which we operate are highly competitive, both within North America and internationally, and increased competition based on a number of factors could cause our profitability to decline.”

Seasonality

We experience certain effects of seasonality with respect to our wholesale and retail segments. Our wholesale segment experiences greater sales in our second and fourth fiscal quarters relative to our fiscal year as a result of the fall and spring seasons. Our retail segment experiences greater sales during our third and fourth fiscal quarters as a result of holiday season sales. In the aggregate, however, we do not experience significant quarter-to-quarter fluctuations in our sales. Moreover, given our recent growth, the effects of any seasonality are further muted by incremental sales related to our new stores and shop-in-shops.

Intellectual Property

We own the Michael Kors and MICHAEL Michael Kors trademarks, as well as other material trademark rights related to the production, marketing and distribution of our products, both in the United States and in other countries in which our products are principally sold. We also have trademark applications pending for a variety of related logos. We aggressively police our trademarks and pursue infringers both domestically and internationally. We also pursue counterfeiters domestically and internationally through leads generated internally, as well as through our network of investigators and business partners around the world.

Pursuant to an agreement entered into by Mr. Kors in connection with the acquisition by Sportswear Holdings Limited of a majority interest in the Company in 2003, Mr. Kors (i) represented that all intellectual property rights used in connection with the Company’s business at such time were owned exclusively by the Company, (ii) assigned to the Company (to the extent not already assigned to and owned by the Company) exclusive worldwide rights in perpetuity to the “Michael Kors” name and trademark and all derivations thereof, as well as to Mr. Kors’ signature and likeness, and all goodwill associated therewith, (iii) agreed not to take any action against the Company inconsistent with such ownership by the Company (including, without limitation, by asserting any privacy, publicity or moral rights) and (iv) agreed not to use, whether or not he is employed by the Company, any of such intellectual property in connection with any commercial enterprise (provided that he may use the name Michael Kors as his legal name only, and not as service mark or trade name, to identify himself personally and to engage in charitable activities and other activities that do not compete with any businesses of the Company).

Employees

At the end of Fiscal 2011, 2010 and 2009, we had approximately 2,945, 1,645 and 1,197 total employees, respectively. As of April 2, 2011, approximately 2,321 of our employees were engaged in retail selling and administrative positions, and our remaining employees were engaged in other aspects of our business. None of our employees are currently covered by collective bargaining agreements and we believe that our relations with our employees are good.

Import Restrictions and Other Government Regulations

Virtually all of our merchandise imported into the United States, Canada, Europe and Asia is subject to duties. In addition, most of the countries to which we ship could impose safeguard quotas to protect their local industries from import surges that threaten to create market disruption. The United States and other countries may also unilaterally impose additional duties in response to a particular product being imported at unfairly traded prices that, in such increased quantities, cause or threaten injury to the relevant domestic industry (generally known as “anti-dumping” actions). If dumping is suspected in the United States, the United States government may self-initiate a dumping case on behalf of a particular industry. Furthermore, additional duties, generally known as countervailing duties, can also be imposed by the United States government to offset subsidies provided by a foreign government to foreign manufacturers if the importation of such subsidized merchandise injures or threatens to injure a United States industry. We are also subject to other international trade agreements and regulations, such as the North American Free Trade Agreement. See “Risk Factors—Risks Related to Our Business—We primarily use foreign manufacturing contractors and independent third-party agents to source our finished goods, which poses legal, regulatory, political and economic risks to our business operations.”

Accessories, footwear and apparel sold by us are also subject to regulation in the United States and other countries by governmental agencies, including, in the United States, the Federal Trade Commission and the Consumer Products Safety Commission. These regulations relate principally to product labeling, licensing requirements, flammability testing and product safety. We are also subject to environmental laws, rules and regulations. We do not estimate any significant capital expenditures for environmental control matters either in the current fiscal year or in the near future. Our licensed products and licensing partners are also subject to regulation. Our agreements require our licensing partners to operate in compliance with all laws and regulations, and we are not aware of any violations that could reasonably be expected to have a material adverse effect on our business or operating results.

Although we have not suffered any material restrictions from doing business in desirable markets in the past, we cannot assure that significant impediments will not arise in the future as we expand product offerings and introduce additional trademarks to new markets.

Legal Proceedings

We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on our business, financial condition or operating results.

Properties

The following table sets forth the location, use and size of our significant distribution and corporate facilities as of December 31, 2011, all of which are leased. The leases expire at various times through Fiscal 2028, subject to renewal options.

Location	Use	Approximate Square Footage
Whittier, CA(1)	Distribution	513,375
Compton, CA(1)	Distribution	346,642
New York, NY	Corporate Offices	100,484
Montreal, Quebec	Canadian Corporate Office and Distribution	67,238
East Rutherford, NJ	Corporate Offices	31,000
Secaucus, NJ	Corporate Offices and Distribution	22,760
Secaucus, NJ	Corporate Offices	15,329

(1)

We currently operate our California distribution from three facilities in Compton, California. The leases for two of these facilities expire on March 31, 2012 and the third lease expires on June 30, 2012. We have executed a lease for a distribution center in Whittier, California, which we believe will allow us to significantly increase our distribution capabilities and efficiency. We took possession and began transitioning to the new distribution center in October 2011 and intend to complete the transition early in our 2013 fiscal year.

As of December 31, 2011, we also occupied 231 leased retail stores worldwide (excluding concessions). We consider our properties to be in good condition generally and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements.

MANAGEMENT

Executive Officers and Directors

The following table lists each of our executive officers and directors and their respective ages and positions as of the date of this prospectus.

Name	Age	Position

Michael Kors	52	Honorary Chairman, Chief Creative Officer and Director

John D. Idol	53	Chairman, Chief Executive Officer and Director

Joseph B. Parsons	58	Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer

Lee S. Sporn	52	Senior Vice President of Business Affairs, General Counsel and Secretary

Silas K. F. Chou	65	Director

Lawrence S. Stroll	52	Director

M. William Benedetto	70	Director

Stephen F. Reitman	64	Director

Set forth below is a brief biography of each of our executive officers and directors.

Michael Kors is Chief Creative Officer, Honorary Chairman and a director of the Company. Mr. Kors studied fashion design at the Fashion Institute of Technology in Manhattan and in 1981 created what has become an enduring and iconic luxury lifestyle empire with a distinctive point of view and global reach. He held his first runway show in 1984 for the Michael Kors fall collection and he has successfully built our Company into a global luxury lifestyle brand. Mr. Kors has been the recipient of numerous industry awards including the CFDA Womenswear Designer of the Year in 1999 and Menswear Designer of the Year in 2003. Amongst his other accolades, Mr. Kors has also been awarded The Accessories Council ACE Award for Designer of the Year in 2006 and Fashion Group International’s Star Honoree at its annual Night of Stars Awards in 2009. In 2010, the CFDA acknowledged Mr. Kors with their most prestigious honor, the Lifetime Achievement Award. He also received the Award of Courage from the American Foundation for AIDS Research (amfAR) in 2011. In addition to all of these accomplishments, from 1998 to 2004 Mr. Kors also served as creative director of Celine, the renowned French luxury brand. Mr. Kors has also been a judge on the Emmy-nominated reality show Project Runway since 2004.

John D. Idol has been the Chairman of Michael Kors since September 2011 and the Chief Executive Officer and a director since December 2003. Previously, from July 2001 until July 2003, Mr. Idol served as Chairman and Chief Executive Officer and a director of Kasper ASL, Ltd., whose lines included the Anne Klein brand. Prior to that, from July 1997 until July 2001, Mr. Idol served as Chief Executive Officer and a director of Donna Karan International Inc. Prior thereto, from 1994 until 1997, Mr. Idol served as Ralph Lauren’s Group President and Chief Operating Officer of Product Licensing, Home Collection and Men’s Collection.

Joseph B. Parsons is the Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer of Michael Kors and has been with the Company since January 2004. Previously, from March 2002 until December 2003, Mr. Parsons served as Executive Vice President and Chief Financial Officer of Kasper ASL, Ltd. Prior to that, until October 2001, Mr. Parsons served as Executive Vice President and Chief Financial Officer of Donna Karan International Inc., where he had been employed in various roles since 1993. Prior thereto, Mr. Parsons served as Assistant Controller for Crystal Brands, Inc. from 1989 to 1993. Previously, from 1979 to 1989, Mr. Parsons worked at KPMG, where he began his career.

Lee S. Sporn is the Senior Vice President of Business Affairs, General Counsel and Secretary of Michael Kors and has been with the Company since December 2003. Previously, from September 2001 until December 2003, Mr. Sporn served as Senior Vice President, General Counsel and Secretary of Kasper ASL, Ltd. Prior to that, until September 2001, Mr. Sporn served as Vice President of Intellectual Property and Associate General Counsel of Polo Ralph Lauren Corp., where he had been employed in various roles since 1990.

Silas K. F. Chou is Co-Chairman of Sportswear Holdings Limited, a global private equity company established in 1989 by Mr. Chou and Mr. Lawrence Stroll. Since its founding, Sportswear Holdings has acquired and successfully developed several global lifestyle brands, including Tommy Hilfiger, Pepe Jeans and Michael Kors. Sportswear Holdings’ current holdings include interests in Michael Kors, Michael Kors Far East, Tommy Hilfiger Asia, Karl Lagerfeld, Pepe Jeans and Hackett. Prior to forming Sportswear Holdings, Mr. Chou and Mr. Stroll owned and operated Poloco S.A., the European licensee for Polo Ralph Lauren apparel. Mr. Chou is also Chief Executive Officer of Novel Holdings, a Hong Kong based group that includes South Ocean Knitters, one of the world’s leading textile and apparel manufacturers, as well as a diversified investment business with dedicated investment teams focused on Asian real estate and global private equity, technology and life sciences. Mr. Chou is also Executive Chairman of Iconix China, a joint venture between Iconix Brand Group, Inc. (NYSE: ICON) and Novel Fashion, an affiliate of Mr. Chou, focused on developing Iconix’s portfolio of leading apparel and home goods brands in greater China. Mr. Chou has served as a director of Michael Kors since January 2003 and was its Co-Chairman from January 2003 to September 2011. Prior thereto, Mr. Chou was a director of Tommy Hilfiger Corporation, and he served as its Chairman and then Co-Chairman, from 1989 to 2002.

Lawrence S. Stroll is Co-Chairman of Sportswear Holdings Limited, a global private equity company established in 1989 by Mr. Stroll and Mr. Silas Chou. Since its founding, Sportswear Holdings has acquired and successfully developed several global lifestyle brands, including Tommy Hilfiger, Pepe Jeans and Michael Kors. Sportswear Holdings’ current holdings include interests in Michael Kors, Michael Kors Far East, Tommy Hilfiger Asia, Karl Lagerfeld, Pepe Jeans and Hackett. Prior to forming Sportswear Holdings, Mr. Stroll and Mr. Chou owned and operated Poloco S.A., the European licensee for Polo Ralph Lauren apparel, for which Mr. Stroll served as Chief Executive Officer. From April 2007 until September 2011, Mr. Stroll served as the Co-Chairman of Hackett Ltd. Mr. Stroll has also served as a director of Michael Kors since January 2003 and was its Co-Chairman from January 2003 to September 2011. Prior thereto, Mr. Stroll served as Co-Chairman of Tommy Hilfiger Corporation from 1998 to 2002 and as a director from 1992 to 2002, as well as Chief Executive Officer of Pepe Jeans London Corporation from 1993 to 1998. Mr. Stroll’s legal name is Lawrence S. Strulovitch.

M. William Benedetto has been a director of the Company since December 2011. Mr. Benedetto is a co-founder and chairman emeritus of The Benedetto Gartland Group, a boutique investment bank founded in 1988 that specializes in raising equity capital for private equity firms and providing other investment banking services. From 1983 to 1988, Mr. Benedetto served as executive vice president, director and manager of Dean Witter Reynolds, Inc.’s Investment Banking Division. From 1980 to 1983, Mr. Benedetto served as head of corporate finance for Warburg, Paribas Becker, and previously Mr. Benedetto served as an executive in the financial services industry since 1978. Mr. Benedetto was lead director of Donna Karan International from 1996 to 2001 and chaired its audit and compensation committees. Mr. Benedetto was a member of the board of directors of Georgetown University, as well as the chairman of its board of regents until June 30, 2010, and is currently a director of FidelisCare, a healthcare insurance company.

Stephen F. Reitman has been a director of the Company since December 2011. Mr. Reitman has served on the board of directors of Reitmans (Canada) Limited, a specialty ladies’ wear retailer based in Canada, since 1984. From 1984 until June 2010, Mr. Reitman served as Executive Vice President and Chief Operating Officer of Reitmans (Canada) Limited, and in June 2010 he was appointed President and Chief Operating Officer. Mr. Reitman also currently serves on the board of directors of Celio International S.A., a privately-held European apparel retailer, and Simone Perele Canada Ltd., a wholly owned subsidiary of Simone Perele S.A. Mr. Reitman received his MBA from the Wharton School of the University of Pennsylvania in 1971.

Foreign Private Issuer and Controlled Company Exemptions

Our ordinary shares are listed on the NYSE. For purposes of the NYSE rules, so long as we are a foreign private issuer and we are eligible to, we intend to take advantage of certain exemptions from NYSE governance requirements provided in the NYSE rules. Specifically, as a foreign private issuer under the NYSE rules, we are not required to have a majority of independent directors. We are also not required to have a compensation or nominating and corporate governance committee. The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee (the “Audit Committee”) be composed of three independent directors. However, under the NYSE rules, we are permitted to phase in our independent Audit Committee by requiring one independent member at the time of our initial listing on the NYSE, a majority of independent members within 90 days of the effective date of our IPO registration statement and a fully independent committee within one year of the effective date of our IPO registration statement. Currently, Messrs. Benedetto, Reitman and Idol serve on our Audit Committee. Messrs. Benedetto and Reitman satisfy the “independence” requirements of the NYSE rules and the “independence” requirements of Rule 10A-3 of the Exchange Act. Within one year of the effective date of our IPO registration statement, which was December 14, 2011, we intend to add an additional member to our board of directors who satisfies the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act and who will replace Mr. Idol on our Audit Committee so that we will have a fully independent Audit Committee.

In addition, we are currently deemed to be a “controlled company” for the purposes of the NYSE rules. Controlled companies are also exempt from certain of the NYSE governance requirements. Controlled companies under those rules are companies of which more than 50% of the voting power is held by an individual, a group or another company. Following this offering, however, we will no longer be considered a controlled company for purposes of the NYSE Rules.

Board Composition and Election of Directors

Our board of directors consists of six members. Our Memorandum and Articles of Association provides that our board of directors must be composed of between one and twelve members. The number of directors is determined from time to time by resolution of directors. Mr. Idol serves as the Chairman of our board of directors. He has primary responsibility for providing leadership and guidance to our board and for managing the affairs of our board. We have appointed Mr. Kors as the Honorary Chairman of our board because he is our founder and the namesake behind our brand. Mr. Kors participates in board meetings and deliberations in his capacity as a director.

Our board of directors is divided into three classes as described below. Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the first annual meeting and second annual meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration. Messrs. Benedetto and Reitman are serving as Class I directors for a term expiring in 2012. Messrs. Kors and Stroll are serving as Class II directors for a term expiring in 2013. Messrs. Idol and Chou are serving as Class III directors for a term expiring in 2014. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. For additional information regarding our board of directors, see “Description of Share Capital—Board of Directors.”

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee.

Audit Committee

Our Audit Committee consists of three directors: Messrs. Benedetto, Reitman and Idol. Messrs. Benedetto and Reitman satisfy the “independence” requirements of Rule 10A-3 of the Exchange Act, and Mr. Benedetto qualifies as an audit committee financial expert under the rules of the SEC implementing Section 407 of the Sarbanes-Oxley Act. We comply with the Sarbanes-Oxley Act and the NYSE rules applicable to foreign private issuers and controlled companies, which require that the audit committee consist solely of directors who satisfy the “independence” requirements of the NYSE rules and Rule 10A-3 of the Exchange Act within the time periods set forth in the NYSE rules. Under the NYSE rules, we are permitted to phase in our independent Audit Committee by requiring one independent member at the time of our initial listing on the NYSE, a majority of independent members within 90 days of the effective date of our IPO registration statement and a fully independent committee within one year of the effective date of our IPO registration statement. As such, within one year of the effective date of our IPO registration statement, which was December 14, 2011, we intend to add an additional independent member to our board of directors who will replace Mr. Idol as a member of our Audit Committee.

Our Audit Committee recommends to the board of directors the appointment of our independent auditors, reviews and approves the scope of the annual audits of our financial statements, reviews our internal control over financial reporting, reviews and approves any non-audit services performed by the independent auditors, reviews the findings and recommendations of the internal and independent auditors and periodically reviews major accounting policies.

Compensation Committee

Our compensation committee (the “Compensation Committee”) consists of three directors: Messrs. Reitman, Benedetto and Idol. We comply with the rules of the NYSE applicable to foreign private issuers and controlled companies, which do not require a compensation committee nor require, if formed, the compensation committee to be comprised entirely of independent directors for as long as the issuer remains a foreign private issuer or a controlled company. The scope of our Compensation Committee’s duties include determining the compensation of our Chief Executive Officer and making recommendations to our board of directors with respect to the compensation of our other executive officers and other key management personnel. The Compensation Committee is also responsible for approving, allocating and administering our stock incentive plans, reviewing performance appraisal criteria and setting standards for and deciding on all employee equity-based award allocations when directed to do so by our board of directors.

Code of Business Conduct and Ethics

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and all other employees.

Compensation of Executive Officers and Directors

This section sets forth (i) the compensation and benefits provided to our executive officers and directors for Fiscal 2011, (ii) a brief description of the bonus programs in which our executive officers participated in Fiscal 2011, (iii) the total amounts set aside in Fiscal 2011 for pension, retirement and similar benefits for our executive officers, (iv) the number, exercise price and expiration date of stock option grants made during Fiscal 2011, (v) our approach to stock option grants for employees prior to our IPO and (vi) our approach to equity compensation following the completion of this offering under the Equity Plan, including a summary of the material terms of the Equity Plan.

Executive Compensation

Executive Officer Compensation and Benefits for Fiscal 2011

For Fiscal 2011, our executive officers received total compensation, including base salary, bonus, matching contributions to the executive officer’s account under our 401(k) plan and certain perquisites, equal to $15.2 million in the aggregate.

Annual Cash Bonuses

Two of our executive officers, Messrs. Sporn and Parsons, are eligible to participate in the Michael Kors (USA), Inc. Executive Bonus Program (the “Bonus Plan”). Pursuant to the Bonus Plan, such executive officers and all other executives holding positions as division president, executive vice president, senior vice president, vice president, senior director, and any other employee who is specifically selected to participate, may be awarded an annual cash bonus based on the attainment of divisional and corporate performance goals for each fiscal year. The specific criteria for determining performance are established by the board of directors of MKUSA at the beginning of each fiscal year. Actual bonuses for all participants in the Bonus Plan are based 30% on overall corporate performance and 70% on divisional performance. Bonus targets for each participant are a fixed percentage of the participant’s base salary based upon the participant’s position. Bonus targets range from 5% to 50% of base salary, and maximum bonus opportunities range from 10% to 100% of base salary. Messrs. Sporn and Parsons’ bonus targets and maximum bonus opportunities are set forth in their employment agreements as 50% and 100% of base salary, respectively. Awards for any fiscal year are determined as soon as practicable following the completion of the year and are payable only if the participant remains employed through the payment date.

Two of our executive officers, Messrs. Kors and Idol, do not participate in the Bonus Plan and instead are each eligible to receive an annual bonus pursuant to the terms of their employment agreements in an amount equal to a fixed percentage (2.5%) of our EBITDA for the relevant year with a maximum bonus opportunity of $5.0 million. Such bonus, if any, is payable within 30 days of the determination of our EBITDA and at the same time as other executives are eligible to receive payment under the Bonus Plan.

Pension, Retirement and Similar Benefits

Our executive officers participate in a 401(k) plan on generally the same terms as our other employees. The aggregate amount of the employer contributions to this plan for our executive officers during Fiscal 2011 was $29,400.

Options Granted during Fiscal 2011

In Fiscal 2011, stock options were granted to our executive officers on terms consistent with the terms of the prior grants under the Stock Option Plan. Such stock options are for 500,000 of our ordinary shares at an exercise price of $5.00 per share, all of which expire on the 10th anniversary of the date of grant.

Employment Agreements

On July 7, 2011, we entered into an amended and restated employment agreement with Michael Kors (the “Kors Agreement”), MKUSA and, for limited purposes, Sportswear Holdings Limited, which agreement was amended on December 1, 2011 in connection with our IPO. As so amended, the terms of the Kors Agreement provide for the continuous employment of Mr. Kors through the date of his death or permanent disability at an annual salary of $2.5 million, and MKUSA is not permitted to terminate Mr. Kors’ employment other than for cause (as defined in the Kors Agreement). During the term of the Kors Agreement, Mr. Kors shall have creative and aesthetic control of the products produced and sold under or bearing the “Michael Kors” and related trademarks, including exclusive control of the design of such products, provided that the exercise of such control must be commercially reasonable. Pursuant to the Kors Agreement, Mr. Kors receives compensation in the form of a base salary, bonus payment, employee benefits and perquisites (including life insurance coverage, health club membership, car and driver for business purposes, and tax preparation costs). If Mr. Kors’ employment is terminated for cause (as defined in the Kors Agreement), we have the option to purchase for book value all of the ordinary shares and/or other equity interests of the Company held by Mr. Kors. If Mr. Kors terminates his employment without the consent of MKUSA (and other than due to death or permanent disability or due to the Company’s breach of the Kors Agreement), he has agreed for the remainder of his lifetime to be an independent and exclusive design consultant for MKUSA for a yearly fee and not to compete with us. MKUSA has agreed that it will not enter into any new line of business without Mr. Kors’ consent, if he reasonably determines that such line of business is detrimental to the Marks (as defined in the Kors Agreement).

Also on July 7, 2011, we entered into an amended and restated employment agreement with John D. Idol (the “Idol Agreement”), MKUSA and, for limited purposes, Sportswear Holdings Limited, and such agreement was amended on December 1, 2011 prior to the completion of our IPO. As so amended, the term of the Idol Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms, unless either party gives advance written notice that it will not renew. Unless otherwise agreed by Mr. Idol and MKUSA, the Idol Agreement will terminate upon a change in control (as defined in the Idol Agreement). Pursuant to the Idol Agreement, Mr. Idol receives compensation in the form of a base salary, annual bonus, employee benefits and perquisites (including life insurance coverage, and car and driver for business purposes). If Mr. Idol’s employment is terminated by MKUSA without cause or by him with good reason (each as defined in the Idol Agreement), he will receive severance benefits. For two years after termination of his employment, Mr. Idol has agreed not to hire any person who was employed or retained by MKUSA or any of its parents, subsidiaries or affiliates within the one-year period immediately preceding such employment or retention.

Joseph B. Parsons entered into an employment agreement (the “Parsons Agreement”) with MKUSA on January 5, 2004, and such agreement was amended on October 28, 2007 and was further amended on December 1, 2011 prior to the completion of our IPO. As further amended, the term of the Parsons Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms unless either party gives advanced written notice that it will not renew. Pursuant to the Parsons Agreement, Mr. Parsons receives compensation in the form of a base salary, an annual bonus and participation in our benefit plans and programs. If Mr. Parsons’ employment is terminated by us without cause or by Mr. Parsons with good reason (each as defined in the Parsons Agreement), he will be entitled to receive severance pay for a one-year period, subject to his executing a release and separation agreement. Mr. Parsons has agreed not to compete with us for one year after the termination of his employment and has agreed not to hire, for a two-year period following the termination of his employment, any person who was employed or retained by MKUSA or any of its affiliates within the one-year period immediately preceding such employment or retention.

Finally, Lee S. Sporn entered into an employment agreement (the “Sporn Agreement”) with MKUSA on December 2, 2003, and such agreement was amended on September 7, 2007 and was further amended on December 1, 2011 prior to the completion of our IPO. As further amended, the term of the Sporn Agreement extends through March 31, 2015 and will be automatically renewed for additional one-year terms unless either party gives advance written notice not to renew. Pursuant to the Sporn Agreement, Mr. Sporn receives compensation in the form of a base salary, an annual bonus and participation in our benefit plans and programs. If Mr. Sporn’s employment is terminated by us without cause or by Mr. Sporn with good reason (each as defined in the Sporn Agreement), he will be entitled to receive severance pay for a one-year period, subject to his executing a release and separation agreement. Mr. Sporn has agreed not to hire, for a two-year period following his termination of employment, any person who was employed or retained by MKUSA or any of its affiliates within the one-year period immediately preceding such employment or retention.

Director Compensation

Historically, we did not compensate our directors for their service on the board of directors or any committee of the board of directors. Following our IPO, we provide non-executive members of the board with compensation (including equity-based compensation) for their service on the board and any committees of the board. Non-executive members of the board are reimbursed for travel and other out-of-pocket expenses related to their board service. No director is party to any service contract providing for benefits upon termination of employment or service. Messrs. Chou and Stroll have waived their rights to receive any compensation for service on the board of directors.

Historical Option Grants Prior to Our IPO

The stock options previously granted to our executive officers and other employees prior to our IPO are for our ordinary shares and are governed by the terms of the Stock Option Plan. Stock option grants have been designed to align the interests of selected officers and employees with the ownership objectives of our principal shareholders. Because we were a privately held company prior to our IPO, grants were made with vesting, performance and other criteria aligned with the growth expected, the length of investment expected, and the possible exit through a public offering expected by such shareholders. Grants have occurred upon the promotion or hire of a new executive and annually as one of the major elements of compensation of our management team. In connection with each stock option grant, employees are required to agree not to solicit our employees or customers during, and for a two-year period after, their employment, and not to disclose confidential information. In the event that an employee breaches these obligations, the options granted under the award will be automatically forfeited.

All of the stock options granted under the Stock Option Plan are ten-year stock options and vest in full at the end of the ten-year term if our shareholder net equity has increased by at least 20% per annum during such ten-year period. However, a portion of each stock option is eligible to vest on an accelerated basis over the course of five years with 20% vesting each year if the pre-established annual performance goal for the year has been met, in each case, subject to the grantee’s continued employment through the vesting date. The annual performance goals are tied to annual divisional pre-tax profit as determined by the committee administering the Stock Option Plan.

The following table sets forth, for Fiscal 2011, the total number of ordinary shares to be issued upon exercise of the options granted to each of our executive officers and directors under the Stock Option Plan, the exercise price of such options, the date of grant and the date of expiration:

Date of Grant	Number of Options	Exercise Price	Expiration Date
April 16, 2008	1,801,891	$2.6316	April 16, 2018
February 18, 2010	1,228,562	$2.6316	February 18, 2020
March 25, 2011	1,900,000	$5.00	March 25, 2021

Option, RSU and Restricted Share Grants in Connection with our IPO

In connection with our IPO, we granted awards for an aggregate of 2,516,184 ordinary shares to our employees and non-employee directors under the Equity Plan on terms consistent with the terms of the Equity Plan (described below). The awards consisted of (i) stock options for 1,833,134 ordinary shares at an exercise price equal to the fair market value on the date of the consummation of the IPO, which will expire on the 10th anniversary of the date of grant, (ii) restricted share units covering 16,800 ordinary shares and (iii) 666,250 restricted shares (of which stock options for 920,543 ordinary shares, restricted share units covering 16,800 ordinary shares and 395,833 restricted shares were granted in the aggregate to our executive officers and directors).

New Equity Compensation Plan

The following is a summary of certain terms and conditions of the Equity Plan. This summary is qualified in its entirety by reference to the Equity Plan incorporated by reference into this registration statement. You are encouraged to read the full Equity Plan.

Administration. The Compensation Committee (or a subcommittee thereof) or in the absence of any such committee, our board of directors, administers the Equity Plan (the Compensation Committee or any sub-committee administrating the Equity Plan is referred to in this summary as the “Committee”). The Committee has authority to determine the types of awards to be granted under the Equity Plan, the recipients of the awards, the terms and conditions of awards (including the number of shares (or dollar value) subject thereto, the vesting schedule and term, and to what extent and when awards may be cancelled or suspended or settled in cash, shares, restricted shares or other property), and the agreements evidencing the awards. The Committee has established rules and regulations relating to the Equity Plan and has full discretion to interpret the Equity Plan and awards and to take such actions as it deems necessary or desirable for the administration of the Equity Plan. Committee decisions relating to the Equity Plan are final and binding. To the extent not inconsistent with applicable law, the Committee may delegate to a committee of one or more directors of the Company any of the authority of the Committee under the Equity Plan.

Eligibility. Non-employee directors and current or prospective employees, consultants or advisors of the Company or its affiliates who are selected by the Committee are eligible for awards under the Equity Plan.

Number of Shares Authorized and Award Limits. Subject to adjustment in connection with changes in capitalization (as described below), the Equity Plan provides for an aggregate of 15,246,000 ordinary shares, including authorized and unissued shares or shares purchased in the open market or otherwise, to be authorized for grants under the Equity Plan. No more than 15,246,000 ordinary shares may be issued with respect to incentive share options under the Equity Plan.

Subject to adjustment in connection with changes in capitalization, no participant may be granted options or share appreciation rights (“SARs”) with respect to more than 3,000,000 ordinary shares in any 36-month period or earn more than 500,000 ordinary shares for any 12 months in a vesting or performance period with respect to restricted shares, restricted share units (“RSUs”), performance or other share-based awards that are intended to comply with the performance-based exception under Section 162(m) of the Code. The maximum amount payable to any participant under the Equity Plan for any 12-month period during a performance period for a cash-denominated award is $10,000,000.

Ordinary shares subject to awards are unavailable for future grant; however, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes, such shares will again be available for grant under the Equity Plan. Shares surrendered or tendered with respect to the exercise of outstanding options granted under the Stock Option Plan will also be available for future grant. If any award granted under the Equity Plan expires, is canceled or is forfeited without being settled or exercised in shares, the ordinary shares subject to such award will again be available for future grant, including any shares arising from the expiration, cancellation or forfeiture of options granted under the Stock Option Plan. If the Equity Plan is approved by our shareholders, no new awards will be made under the Stock Option Plan.

Change in Capitalization. In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property, other than regular cash dividend), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting our ordinary shares or the value thereof, such adjustments and substitutions shall be made to the Equity Plan and awards in a manner that the Committee deems equitable or appropriate, taking into consideration the accounting and tax consequences, including adjustments to the number, class and kind of shares reserved for issuance under the Equity Plan, the number, class and kind of shares covered by awards then outstanding under the Equity Plan, the limitations on awards under the Equity Plan and the exercise price of outstanding options.

Awards Available for Grant. The Committee may grant awards of non-qualified options, incentive (qualified) share options (“ISOs”), SARs, restricted share awards, RSUs, other share-based awards, performance compensation awards (including cash bonus awards), other cash-based awards or any combination of the foregoing. Awards may be granted under the Equity Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by us or with which we combine (referred to in this summary as “substitute awards”). Substitute awards do not reduce the shares authorized for grant under the Equity Plan or the applicable per-participant grant limitations.

Options. The Committee is authorized to grant options to purchase our ordinary shares that are either “qualified,” meaning they are intended to satisfy the requirements of Section 422 of the Code for incentive stock options (and referred to in this summary as ISOs), or “non-qualified,” meaning they are not intended to satisfy the requirements of Section 422. All options granted under the Equity Plan shall be non-qualified unless the applicable award agreement states that the option is intended to be an ISO. Options granted under the Equity Plan will be subject to the terms and conditions established by the Committee in an award agreement. The terms and conditions of options need not be the same for each participant.

The term of an option will be ten years (or five years for ISOs granted to a 10% shareholder); however, if a non-qualified option would expire when exercise of the option is prohibited by law or when shares may not be purchased or sold by the holder due to the “black-out period” of a Company policy or a lock-up agreement undertaken in connection with an issuance of our securities, the option’s term will automatically extend until 30 days after expiration of such prohibition (so long as such extension does not cause adverse tax consequences to the participant under certain tax rules).

Unless otherwise provided in an award agreement, any option granted under the Equity Plan shall vest and become exercisable as to 25% of the shares subject to the option on each of the first four anniversaries of the date the option is granted, in each case, so long as the participant continues to be employed by or provide services to us on the relevant vesting date. An award agreement will also set forth any circumstances under which vesting will be accelerated.

The Committee also determines and sets forth in each award agreement whether options will continue to be exercisable or vest after a participant’s termination of employment or services. In addition, an award agreement may provide that if on the last day of the term of an unexercised option the fair market value of our ordinary shares exceeds the option price, the option will be deemed exercised on such day, with payment made by withholding ordinary shares otherwise issuable in connection with exercise of the option.

Other than in connection with substitute awards, the exercise price of options will not be less than the fair market value of our ordinary shares at grant; however, ISOs granted to a participant who owns shares representing more than 10% of the voting power of all classes of shares of the Company or any subsidiary will have an exercise price that is no less than 110% of the fair market value of our ordinary shares at grant.

Unless otherwise provided in an award agreement, an option’s exercise price may be paid in cash, cash equivalents and/or shares valued at the fair market value at the time of exercise, or, with consent of the Committee, (i) by delivery of other consideration having a fair market value on the exercise date equal to the total purchase price, (ii) by any other method specified in an award agreement (including same-day sales through a broker) or (iii) by a “net exercise” procedure effected by withholding the minimum number of shares otherwise deliverable in respect of an option needed to pay the exercise price and applicable withholding taxes.

Share Appreciation Rights. The Committee is authorized to award SARs under the Equity Plan. A SAR is a contractual right allowing a participant to receive, in cash, shares or any combination of them, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the Equity Plan may include SARs, and SARs may also be awarded independently of an option. SARs granted in connection with an option will be subject to terms similar to the corresponding option.

Each SAR will be evidenced by an award agreement setting its terms and conditions, which agreement, terms and conditions will be determined by the Committee. The terms and conditions of SARs need not be the same for each participant. A SAR will have a maximum term of ten years, except in the case of death or disability, upon which it may be extended. Unless otherwise provided in an award agreement, SARs will vest and be exercisable as to 25% of such SARs on each of the first four anniversaries of the date the SARs are granted, in each case so long as the participant continues to be employed by or provide services to us on the relevant vesting date. An award agreement will set forth any circumstances when vesting may be accelerated.

The Committee shall also determine and set forth in each award agreement whether SARs will continue to be exercisable or vest after a participant’s termination of employment or services. In addition, an award agreement may provide that if on the last day of the term of an unexercised SAR the fair market value of our ordinary shares exceeds the grant price, the SAR will be deemed exercised on such day, with payment made by withholding ordinary shares otherwise issuable in connection with exercise of the SAR.

Except as provided by the Committee in the case of substitute awards or SARs granted in tandem with options, the strike price per ordinary share for each SAR may not be less than 100% of the fair market value of an ordinary share on the grant date.

Restricted Share Awards. The Committee is authorized to grant restricted share awards under the Equity Plan. Restricted shares are ordinary shares that generally are non-transferable and are subject to other restrictions determined by the Committee for a specified period. Awards of restricted shares will be subject to the terms and conditions established by the Committee and set forth in an award agreement. Unless otherwise provided in an award agreement, a participant who receives a restricted share award shall have all rights of a shareholder, including voting rights and the right to receive distributions, subject to restrictions and risks of forfeiture in the award agreement.

Restricted Share Unit Awards. The Committee is authorized to award RSUs. A participant who holds an RSU will only have those rights specifically provided for in the award agreement, which shall not include voting rights. Generally, the participant will receive a number of our ordinary shares equal to the number of RSUs earned or, if determined by the Committee, an amount in cash equal to the fair market value of that number of ordinary shares at the expiration of the period over which the RSUs are to be earned (or at a later date selected by the Committee), less an amount equal to any taxes required to be withheld. RSUs will be subject to the terms and conditions established by the Committee and set forth in an award agreement. Except as otherwise provided in an award agreement, RSUs shall be credited with dividend equivalent payments upon the payment by us of dividends on our ordinary shares, in the form of shares, cash or other property, at the same time and under the same restrictions as the underlying RSUs. The Committee shall determine and set forth in each award agreement whether the awards will continue to be exercisable, continue to vest or be earned and the terms of such exercise, vesting or earning, on and after termination of employment.

Unless otherwise provided in an award agreement, restricted shares and RSUs will vest and become exercisable as to 25% of the shares or RSUs subject to such award on each of the first four anniversaries of grant, in each case so long as the participant continues to be employed by or provide services to us. The Committee may generally waive the vesting restriction in its sole discretion, and any other conditions set forth in the Equity Plan and any award agreement, under such terms and conditions as the Committee deems appropriate.

Other Share-Based Awards. The Committee is authorized to grant awards that are valued in whole or in part by reference to, or otherwise based on, our ordinary shares or other property. This includes deferred share units or other awards and share grants as earned cash-based compensation. Unless otherwise provided in an award agreement, any other share-based awards granted under the Equity Plan shall vest and become exercisable as to 25% of the shares subject to such award on each of the first four anniversaries of the date the award is granted, in each case so long as the participant continues to be employed by or provide services to us. The Committee may generally waive the vesting restriction in its sole discretion, and any other conditions set forth in the Equity Plan and any award agreement, under such terms and conditions as the Committee deems appropriate.

Performance Awards. The Committee may grant any award under the Equity Plan in the form of performance cash awards, performance share awards or performance unit awards by conditioning the number of shares earned or vested (or cash payable) under the award on the satisfaction of certain “performance criteria.” In addition, the Committee may award performance-based cash, shares or other property to any participant and designate such award as a performance award intended to qualify as “performance based” under Section 162(m). If the Committee determines that a restricted share award, RSU award, performance award or other stock-based award is intended to be subject to Section 162(m), the Committee shall establish performance criteria based on one or more of the following:

•	net sales, return on sales or other sales (including same store or comparable store sales);

•	revenue, net revenue, gross revenue, product revenue or system-wide revenue (including growth of same);

•	operating income (before or after taxes);

•	pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus);

•	earnings or losses or net earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization);

•	earnings or loss per share (including on a diluted or undiluted basis, before or after taxes);

•	return on equity, stockholder return or total stockholder return;

•	return on assets or net assets;

•	price of our ordinary shares or any other publicly-traded securities of ours;

•	market share;

•	enterprise value;

•	gross profits, gross or net profit margin, gross profit growth or net operating profit (before or after taxes);

•	operating earnings;

•	economic value-added models or “value creation” or similar metrics;

•	comparisons with various stock market indices;

•	reductions in costs or savings;

•	cash flow (including, but not limited to, operating cash flow and free cash flow) or cash flow per share (before or after dividends);

•	return on capital (including return on total capital or return on invested capital);

•	cash flow return on investment or cash flow return on capital;

•	improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable;

•	general and administrative expense savings;

•	inventory control;

•	operating margin, gross margin or cash margin;

•	year-end cash;

•	debt reduction;

•	shareholders’ equity or return on shareholders’ equity;

•	operating efficiencies;

•	client retention and customer satisfaction or growth;

•	employee satisfaction or recruiting and retaining personnel;

•	productivity or productivity ratios;

•	supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of our products);

•	co-development, co-marketing, profit sharing, joint venture or other similar arrangements;

•	financial ratios, including those measuring liquidity, activity, profitability or leverage;

•	cost of capital or assets under management;

•	financing and other capital raising transactions (including sales of our equity or debt securities);

•	debt level year-end cash position;

•	book value;

•	competitive market metrics;

•	timely completion of new product roll-outs;

•	timely launch of new facilities (such as new store openings, gross or net);

•	royalty income or other sales or licenses of assets, including intellectual property, whether in a particular jurisdiction or territory or globally, or through partnering transactions;

•	factoring transactions; and

•

implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, products, projects, production volume, acquisitions, divestitures, succession and hiring projects, reorganization and corporate transactions, expansions of specific business operations and meeting divisional or project budgets.

Such performance goals may be set to refer to our performance or the performance of a subsidiary, division, business segment or unit. They may also be set based upon the relative performance of other companies or upon comparisons of any indicators of performance relative to other companies. The Committee may exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, such as restructurings, discontinued operations, extraordinary items and other unusual or non-recurring charges, or an event either not directly related to our operations or not within the reasonable control of management, or the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

Performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with, Section 162(m). With respect to any restricted share award, RSU award, performance award or other share-based award that is performance-based, the Committee may adjust downwards, but not upwards, the amount payable pursuant to such award, and the Committee may not waive the achievement of the applicable performance goals except in the case of the death or disability of the participant or as otherwise determined by the Committee in special circumstances. The Committee has the power to impose such other restrictions on awards as it may deem necessary or appropriate to ensure that such awards satisfy all requirements for “performance-based compensation” under Section 162(m).

Effect of a Change in Control. Unless otherwise provided in an award agreement, the Committee has the right to provide that, in the event of a change in control of the Company: (i) outstanding options and SARs will be cancelled without payment if the fair market value of one ordinary share on the date of the change in control is less than the per share option exercise price or SAR grant price; and (ii) all performance awards shall be (x) considered earned and payable based on achievement of performance goals or target performance (either in full or pro rata based on the portion of the performance period completed as of the change in control), and any limitations or other restrictions will lapse and such awards will be immediately settled or distributed or (y) converted into restricted share or RSU awards based on achievement of performance goals or target performance (either in full or pro rata based on the portion of the performance period completed) that are assumed or substituted as described below.

Assumption or Substitution of Certain Awards. Unless otherwise provided in an award agreement, upon a change in control of the Company in which the successor assumes (or substitutes an award for) options, SARs, restricted shares, RSUs or other share-based awards (or in which the Company is the ultimate parent and continues the award), if a participant’s employment terminates within 24 months after such change in control (or other period set forth in the award agreement, which may include periods before the change in control) and under the circumstances specified in the award agreement: (i) outstanding options and SARs will immediately vest, be fully exercisable and may thereafter be exercised for 24 months (or other period set forth in the award agreement), (ii) the restrictions, limitations and other conditions applicable to outstanding restricted shares and RSUs will lapse, and restricted shares and RSUs will be free of all restrictions, limitations and conditions and become fully vested and (iii) the restrictions, limitations and other conditions applicable to any other share-based awards or any other awards shall lapse, and such other share-based awards or such other awards will be free of all restrictions, limitations and conditions and be fully vested and transferable.

Unless otherwise provided in an award agreement, upon a change in control of the Company, to the extent the successor does not assume (or substitute any awards for) options, SARs, restricted shares, RSUs or other share-based awards (or in which the Company is the ultimate parent corporation and does not continue the award), then immediately prior to the change in control: (i) outstanding options and SARs will immediately vest and be fully exercisable, (ii) restrictions, limitations and other conditions applicable to restricted shares and RSUs will lapse, and the restricted shares and RSUs will be free of all restrictions, limitations and conditions and become fully vested and (iii) the restrictions, other limitations and other conditions applicable to any other share-based awards or any other awards that are not assumed or substituted for (or continued) will lapse, and such other share-based awards or such other awards will be free of all restrictions, limitations and conditions and be fully vested and transferable.

The Committee, in its discretion, may determine that, upon a change in control of the Company, each outstanding option and SAR will terminate within a specified number of days after notice and/or that each participant will receive, with respect to each share subject to such option or SAR, the excess of the fair market value of such share immediately prior to the change in control over the exercise price per share of such option and/or SAR; such amount, if any, to be payable in cash, in one or more kinds of stock or property or a combination thereof, as the Committee determines.

Transferability. In general, no awards or shares may be assigned, transferred, sold, pledged or encumbered, other than by will or the laws of descent and distribution. Awards may be exercised only by the participant or the participant’s guardian, executor, administrator or legal representative. However, awards other than ISOs may, with the approval of and subject to terms set by the Committee, be transferred to certain family members and estate planning vehicles, and for charitable donations, as set out in the Equity Plan.

Amendment. In general, our board of directors may alter, amend, suspend or terminate the Equity Plan at any time; however, shareholder approval may be necessary if the law or principal U.S. national securities exchange on which the shares are traded so require. Further, shareholder approval is required to amend the Equity Plan to (a) increase the number of shares available for the grant of awards; (b) expand the types of awards available; (c) materially expand the class of persons eligible to participate; (d) eliminate requirements relating to minimum exercise price, minimum grant price and shareholder approval; (e) increase the maximum term of any option or SAR; or (f) increase any limitations relating to individual grants. Except in cases of a change in control or changes to the Company capitalization, our board of directors may not, without shareholder approval, cancel an option or SAR in exchange for cash or take any action with respect to an option or SAR that would be treated as a repricing under the rules and regulations of the principal securities exchange on which the ordinary shares are traded, including a reduction of the exercise price of an option or the grant price of a SAR or the exchange of an option or SAR for another award. No amendment or termination of the Equity Plan may, without participant consent, impair the rights of such participant in any material respect under any award previously granted.

Clawback/Forfeiture. In the Committee’s discretion, an award agreement may provide for cancellation of an award without payment if the participant violates a non-compete, non-solicit or non-disclosure agreement or otherwise engages in activity in conflict with or adverse to the interests of the Company or any subsidiary, as determined by the Committee in its sole discretion. The Committee may also provide that in such circumstances the participant or any person to whom any payment has been made will forfeit any compensation, gain or other value realized thereafter on the vesting, exercise or settlement of an award, the sale or transfer of an award or the sale of the ordinary shares acquired in respect of an award, and must promptly repay such amounts to the Company. The Committee may also provide in an award agreement that if the participant receives an amount in excess of what the participant should have received under the terms of the award due to material noncompliance by the Company with any financial reporting requirement under the U.S. securities laws, any mistake in calculations or other administrative error, then the award will be cancelled and the participant must promptly repay any excess value to the Company. To the extent required by applicable law and/or the rules and regulations of any U.S. national securities exchange or inter-dealer quotation system on which shares are listed or quoted, or pursuant to a written Company policy, awards shall be subject (including on a retroactive basis) to clawback, forfeiture or other similar action.

U.S. Federal Income Tax Consequences. The following is a general summary of the material U.S. federal income tax consequences of the grant, exercise and vesting of awards under the Equity Plan and the disposition of shares acquired pursuant to exercise or settlement of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as an ISO, shares acquired through exercise of an ISO cannot be disposed of before the later of (i) two years from grant or (ii) one year from exercise. Holders of ISOs will generally incur no federal income tax liability at the time of grant or exercise. However, the spread at exercise will be an “item of tax preference,” which may give rise to “alternative minimum tax” liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before the above-mentioned holding periods, the difference between the exercise price and the amount realized upon disposition of the shares will be long-term capital gain or loss. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the ISO. If the holder of shares acquired through exercise of an ISO disposes of those shares within the holding periods, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the exercise date or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an ISO becomes first exercisable in any year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the ISO in respect of those excess shares will be treated as a non-qualified share option for federal income tax purposes.

No income will be realized by a participant upon grant of an option that does not qualify as an ISO (“a non-qualified option”). Upon exercise of a non-qualified option, the participant will recognize ordinary compensation income equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise, and the participant’s tax basis will equal the sum of the compensation income recognized and the exercise price. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections. In the event of a sale of shares received upon the exercise of a non-qualified option, any appreciation or depreciation after the exercise date generally will be taxed as capital gain or loss and will be long-term gain or loss if the holding period for such shares is more than one year.

Share Appreciation Rights. No income will be realized by a participant upon grant of a SAR. Upon exercise, the participant will recognize ordinary compensation income equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Shares. A participant will not be subject to tax upon the grant of an award of restricted shares unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. No election under Section 83(b) of the Code or any similar law shall be made without the prior written consent of the Committee. On the date an award of restricted shares becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to the Company. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Exchange Act). The Company will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Share Units. A participant will not be subject to tax upon grant of an RSU. Rather, upon delivery of shares or cash pursuant to an RSU, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) the participant actually receives with respect to the RSU. The Company will be able to deduct the amount of taxable compensation for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Other Share-Based Awards. In general, a participant will not be subject to tax on the date of grant of an other share-based award. In general, the compensation that the participant receives pursuant to an other share-based award will be subject to tax on the date that the participant becomes vested in such award at ordinary income tax rates.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and three other officers whose compensation is required to be disclosed in its proxy statement (excluding the chief financial officer), subject to certain exceptions. The Equity Plan is intended to satisfy an exception from Section 162(m) with respect to grants of options and SARs. In addition, the Equity Plan is designed to permit certain awards of restricted shares, RSUs and other awards (including cash bonus awards) to qualify under the “performance-based compensation” exception to Section 162(m) of the Code.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and accompanying footnotes show information regarding the beneficial ownership of our ordinary shares by:

•	each person known by us to beneficially own 5% or more of our outstanding ordinary shares;

•	each named executive officer;

•	each of our directors;

•	all executive officers and directors as a group; and

•	all selling shareholders.

The percentage of ordinary shares beneficially owned immediately prior to the completion of this offering is based on 191,202,707 ordinary shares issued and outstanding immediately prior to the completion of this offering, but without giving effect to the exercise of stock options to acquire          ordinary shares in connection with this offering. The percentage of ordinary shares beneficially owned after this offering is based on          ordinary shares that will be issued and outstanding upon the completion of this offering (including ordinary shares issued upon the exercise of stock options in connection with this offering). In addition, ordinary shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options, but are not outstanding for computing the percentage of any other person. All ordinary shares listed in the table below are entitled to one vote per share, unless otherwise indicated in the notes thereto. Unless otherwise indicated, the address of each person named in the table below is c/o Michael Kors (USA), Inc., 11 West 42nd Street, 21st Floor, New York, New York, 10036.

Name of Beneficial Owner:	Ordinary Shares Beneficially Owned Immediately Prior to the Completion of this Offering(1)		Number of Shares Being Offered	Ordinary Shares Beneficially Owned After this Offering(1)		Percent of Ordinary Shares Beneficially Owned Assuming Exercise of Additional Share Purchase Option(1)
	Number	Percentage		Number	Percentage
5% Shareholders:
Sportswear Holdings Limited(2)(3)	61,941,138	32.4%			%	%
Ontario Teachers’ Pension Plan Board(4)	13,204,190	7.0%			%	%
FMR LLC(5)	14,065,508	7.4%			%	%
T. Rowe Price Associates, Inc.(6)	10,206,005	5.3%	—		%	%
Executive Officers and Directors:
Michael Kors(3)(7)	15,844,873	8.3%			%	%
John D. Idol(3)(8)	9,293,687	4.9%			%	%
Joseph B. Parsons(9)	833,286	*	—	*	*	*
Lee S. Sporn(10)	420,678	*	—	*	*	*
Silas K. F. Chou(11)	61,941,138	32.4%			%	%
Lawrence S. Stroll(12)	61,941,138	32.4%			%	%
M. William Benedetto(13)	5,000	*	—	*	*	*
Stephen F. Reitman(14)	10,000	*	—	*	*	*
Directors and Executive Officers as a Group (8 persons)	88,348,656	46.2%			%	%

Other Selling Shareholders
Northcroft Trading Inc.(3)(15)	2,279,326	1.2%			%	%
VAX Trading, Inc.(3)(16)	1,838,440	1.0%			*	*
Littlestone Limited(3)(17)	1,715,878	*			*	*
Wentworth Financial Inc.(18)	132,085	*			*	*

Name of Beneficial Owner:	Ordinary Shares Beneficially Owned Immediately Prior to the Completion of this Offering(1)		Number of Shares Being Offered	Ordinary Shares Beneficially Owned After This Offering(1)		Percent of Ordinary Shares Beneficially Owned Assuming Exercise of Additional Share Purchase Option(1)
	Number	Percentage		Number	Percentage
Esteban Raventós Negra(19)	20,470	*			*	*
Javier Raventós Negra(20)	46,057	*			*	*
Carlos Ortega Cedrón(21)	86,998	*			*	*
Luis Alberto Santos(22)	25,588	*			*	*
Richard Kringstein(23)	40,050	*			*	*
Richard Kringstein 2008 Grantor Retained Annuity Trust(24)	6,675	*			*	*
Jason Kringstein(25)	2,225	*			*	*
Jamie Lauren Kringstein(26)	2,225	*			*	*
Michael Arts(27)	7,565	*			*	*
OB Kors LLC(3)(28)	3,039,101	1.6%			%	%
H. Rand Reynolds(29)	600	*			*	*
Brookside Capital Partners Fund, L.P.(30)	8,251,209	4.3%			%	%
Flat Plus LLC(31)	371,305	*			*	*
All Other Selling Shareholders(32)		*			*	*

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)

The amounts and percentages of our ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)

Sportswear Holdings Limited is indirectly 50% owned by Westleigh Limited, which is privately owned by members of the Chao family (including Mr. Chou), and 50% owned by Flair Investment Holdings Limited, in which Mr. Stroll has an indirect beneficial ownership interest. Each of Sportswear Holdings Limited, Westleigh Limited and Flair Investment Holdings Limited, as well as Messrs. Chou and Stroll (in their capacities as Co-Chairmen of Sportswear Holdings Limited), may be deemed to have shared dispositive power and shared voting power over, and thus to beneficially own, all of the ordinary shares owned by Sportswear Holdings Limited through their respective direct or indirect ownership of the equity interests of Sportswear Holdings Limited. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Sportswear Holdings Limited would be             , and Sportswear Holdings Limited would beneficially own              shares following this offering. The mailing address for Sportswear Holdings Limited is Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(3)

Under the terms of the Voting Agreement described below under “Certain Relationships and Related Party Transactions—Voting Agreement,” Mr. Kors, Mr. Idol and Sportswear Holdings Limited, together with the other Existing Shareholders (as defined under “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale”), may be deemed to constitute a “group” that, prior to the consummation of this offering, collectively beneficially owns              ordinary shares, or approximately     % of our total ordinary shares issued and outstanding for purposes of Section 13(d)(3) of the Exchange Act. Each of Mr. Kors, Mr. Idol, Sportswear Holdings Limited, Mr. Chou, Mr. Stroll and the other Existing Shareholders disclaim beneficial ownership of the ordinary shares beneficially owned by the other parties to the Voting Agreement (or in the case of Messrs. Chou and Stroll, Westleigh Limited and Flair Investment Holdings Limited, by any person other than Sportswear Holdings Limited).

(4)

The President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board has delegated to William T. Royan the authority to implement disposition decisions with respect to shares held by the Ontario Teachers’ Pension Plan Board; however, approval of such decisions is made by senior personnel within the public equities group of the Ontario Teachers’ Pension Plan Board in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the public equities group of the Ontario Teachers’ Pension Plan Board in accordance with internal proxy voting guidelines. As such, Mr. Royan expressly disclaims beneficial ownership of such ordinary shares. The mailing address for the Ontario Teachers’ Pension Plan Board is 5650 Yonge Street, Toronto, Ontario M2M 4H5, Canada.

(5)	The mailing address for FMR LLC and Fidelity Management & Research Company is 82 Devonshire Street, Boston, Massachusetts 02109.

(6)	The mailing address for T. Rowe Price and Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.

(7)

This amount includes 166,667 restricted shares granted in connection with the IPO and 413,460 vested options and restricted shares held by Mr. Kors’ spouse. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Mr. Kors would be , and Mr. Kors would beneficially own ordinary shares following this offering.

(8)

This amount includes 166,667 restricted shares granted in connection with the IPO and 476,997 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Mr. Idol would be             , and Mr. Idol would beneficially own              ordinary shares following this offering.

(9)

This amount includes 38,889 restricted shares granted in connection with the IPO and 794,397 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days.

(10)

This amount includes 23,611 restricted shares granted in connection with the IPO and 397,067 options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days.

(11)

Represents ordinary shares owned by Sportswear Holdings Limited. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Sportswear Holdings Limited would be             , and Sportswear Holdings Limited would own              ordinary shares following this offering. The mailing address for Mr. Chou is c/o Sportswear Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(12)

Represents ordinary shares owned by Sportswear Holdings Limited. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Sportswear Holdings Limited would be             , and Sportswear Holdings Limited would own              ordinary shares following this offering. The mailing address for Mr. Stroll is c/o Sportswear Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

(13)	This amount does not include 8,400 restricted share units granted at the time of the IPO. Settlement of these 8,400 restricted share units has been deferred until 2014.

(14)	This amount does not include 8,400 restricted share units granted at the time of the IPO. Settlement of these 8,400 restricted share units has been deferred until 2014.

(15)

Alberto Cortina de Alcocer is the financial advisor to Northcroft Trading Inc. and has sole voting and dispositive control over the ordinary shares held by Northcroft Trading Inc. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Northcroft Trading Inc. would be             , and Northcroft Trading Inc. would beneficially own              ordinary shares following this offering. The mailing address for Northcroft Trading Inc. is c/o Rhône Gestion S.A., Bvd Georges-Favon 2, Ch – 1204 Geneva.

(16)

Mansour Ojjeh has sole voting and dispositive control over the ordinary shares held by Vax Trading, Inc. The mailing address for Vax Trading, Inc. is c/o MAO Financial Services S.A., 1, Rue Etienne-Dumont, 1204 Geneva, Switzerland.

(17)

Judy Wright and Julie Paguier share voting and dispositive control over the ordinary shares held by Littlestone Limited. The mailing address for Littlestone Limited is c/o Moore Stephens, P.O. Box 146, Town Mills South, La Rue du Pie, St Peter Port, Guernsey.

(18)

Michael Marcowitzh and Sydney Sweibel share voting and dispositive control over the ordinary shares held by Wentworth Financial Inc. The mailing address for Wentworth Financial Inc. is Sweibel Novek LLP, 3449 Avenue du Museè, Montreal, QC H39 2C8, Canada.

(19)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Esteban Raventós Negra would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Esteban Raventós Negra is Marcues de Mulhacen 6, 4th Floor, 08034, Barcelona, Spain.

(20)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Javier Raventós Negra would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Javier Raventós Negra is Doctor Roux 123, Barcelona, Spain.

(21)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Carlos Ortega Cedrón would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Carlos Ortega Cedrón is CI Arroyofresno, 3E – 28035 Madrid, Spain.

(22)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Luis Alberto Santos would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Luis Alberto Santos is Cl Ciutat de Pabilla de la Sandana 43-6 AD200, Encamp, Andorra.

(23)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Richard Kringstein would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Richard Kringstein is 463 7th Avenue, Floor 12, New York New York 10018.

(24)

Richard Kringstein and Barry Kringstein are the Trustees for the Richard Kringstein 2008 Grantor Retained Annuity Trust and share voting and dispositive control over the ordinary shares held by the Richard Kringstein 2008 Grantor Retained Annuity Trust. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by the Richard Kringstein 2008 Grantor Retained Annuity Trust would be             , and the Richard Kringstein 2008 Grantor Retained Annuity Trust would beneficially own              ordinary shares following this offering. The mailing address for the Richard Kringstein 2008 Grantor Retained Annuity Trust is 463 7th Avenue, Floor 12, New York, New York 10018.

(25)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Jason Kringstein would be             , and he would beneficially own              ordinary shares following this offering. The mailing address for Jason Kringstein is 463 7th Avenue, Floor 12, New York, New York 10018.

(26)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Jamie Lauren Kringstein would be             , and she would beneficially own              ordinary shares following this offering. The mailing address for Jamie Lauren Kringstein is 463 7th Avenue, Floor 12, New York, New York 10018.

(27)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Michael Arts would be                     , and he would beneficially own                      ordinary shares following this offering. The mailing address for Michael Arts is Gerrit van der Veenstraat 29, 1077 DN Amsterdam, The Netherlands.

(28)

John E. McCaw Jr. has sole voting and dispositive control over the ordinary shares held by OB Kors LLC. If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by OB Kors LLC would be                     , and OB Kors LLC would beneficially own                      ordinary shares following this offering. The mailing address for OB Kors LLC is c/o Orca Bay Capital Corp., 1301 First Avenue, Suite 200, Seattle, Washington 98101.

(29)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by H. Rand Reynolds would be                     , and H. Rand Reynolds would own                      ordinary shares following this offering. The mailing address for H. Rand Reynolds is 1666 Blackburn Heights Dr., Sewickley, PA 15143.

(30)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Brookside Capital Partners Fund, L.P. would be                     , and Brookside Capital Partners Fund, L.P. would beneficially own                      ordinary shares following this offering.

(31)

If the underwriters exercise their additional share purchase option, the maximum number of additional ordinary shares that would be sold by Flat Plus LLC would be                     , and Flat Plus LLC would own                      ordinary shares following this offering.

(32)

This amount includes restricted shares granted in connection with the IPO, as applicable, and options to purchase ordinary shares that are vested and exercisable or will become vested and exercisable within 60 days and that are held by                      of our current or former employees who in the aggregate beneficially own less than 1% of our outstanding ordinary shares immediately prior to this offering.

As of March 9, 2012, 108,743,141 ordinary shares, representing 56.9% of our outstanding ordinary shares, are held by 106 United States record holders.

Relationships with Selling Shareholders

The selling shareholders include Messrs. Kors, Idol, Parsons and Sporn, Sportswear Holdings Limited, an affiliate of two of our directors, Messrs. Chou and Stroll, and certain other current and former employees of the Company. For more information about our relationships with certain of these selling shareholders, see “Certain Relationships and Related Party Transactions.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Reorganization Transactions and Preference Share Sale

On July 7, 2011, we, our shareholders as of such date, including Sportswear Holdings Limited, Michael Kors and John D. Idol (the “Existing Shareholders”), and certain other investors, including Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. (and its affiliated entities) and FMR LLC (and its affiliated entities), (the “Preference Share Investors”), entered into a subscription agreement (the “Subscription Agreement”) providing for the sale by the Existing Shareholders of 10,639,716 preference shares and by us of 217,137 preference shares to the Preference Share Investors for an aggregate purchase price of approximately $500.0 million (such sale, the “Preference Share Sale”). Certain other terms of the Subscription Agreement are described below under “—Subscription Agreement.”

In connection with the Preference Share Sale, we, certain of our affiliates named below and the Existing Shareholders entered into a series of transactions (the “Reorganization Transactions”) to simplify our capital structure and effect the Reorganization prior to the consummation of the Preference Share Sale. The following diagram depicts our corporate structure prior to the Reorganization Transactions:

As part of the Reorganization Transactions, among other steps, SHL-Kors Limited (“SHLK”), a British Virgin Islands company and our largest direct shareholder at the time, merged with and into us (the “First Merger”), with us as the surviving corporation. At the time of the First Merger, SHLK was a wholly owned subsidiary of SHL Fashion Limited (“SHLF”), a British Virgin Islands company affiliated with Sportswear Holdings Limited and Messrs. Idol, Chou and Stroll. Following the First Merger, SHLF, then our largest direct shareholder, merged with and into us (the “Second Merger”), with us as the surviving corporation.

Immediately prior to the First Merger, SHLK held a $101.7 million note issued by us and payable to SHLK, our largest direct shareholder at the time, and SHLF held a $148.4 million note issued by SHLK and payable to SHLF, its direct parent company at the time. SHLF contributed $46.7 million of the $148.4 million note receivable it held to the capital of SHLK, and we assumed SHLK’s remaining $101.7 million note payable to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLK. In addition, also immediately prior to the First Merger, SHLK distributed a $2.3 million loan owed to it by Mr. Kors (which loan was subsequently repaid), and SHLK and SHLF distributed a $6.4 million loan owed to them by Michael Kors Far East Holdings Limited, an affiliate of Messrs. Kors, Idol, Chou and Stroll (“Far East Holdings”), in each case to the preference shareholders of SHLF at the time, including Sportswear Holdings Limited, in partial redemption of such preference shares. In the First Merger, SHLF, the sole shareholder of SHLK, received newly issued ordinary shares of the Company in exchange for its ordinary shares of SHLK.

Immediately prior to the Second Merger, we issued ordinary shares to SHLF in consideration for the extinguishment of our $101.7 million note payable to SHLF. In the Second Merger, (i) Mr. Kors received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of the Company, (ii) Mr. Idol received newly issued ordinary shares and preference shares of the Company in exchange for his ordinary shares of SHLF and (iii) the other shareholders of SHLF, including Sportswear Holdings Limited, received newly issued ordinary shares and preference shares of the Company in exchange for their ordinary and preference shares of SHLF.

The following table sets forth the ordinary shares and preference shares of the Company issued to our 5% shareholders, executive officers, directors and other Existing Shareholders (as a group) in connection with the Reorganization Transactions (without giving effect to the Share Split):

Name	Ordinary Shares Received	Preference Shares Received
Sportswear Holdings Limited	25,750,006	7,388,891
Michael Kors	5,807,923	1,264,878
John D. Idol	3,291,156	630,565
Other Existing Shareholders (as a group)	3,870,399	1,355,382

Total	38,719,484	10,639,716

Immediately after the consummation of the Second Merger, we, the Existing Shareholders and the Preference Share Investors consummated the Preference Share Sale. After giving effect to the Preference Share Sale, the Existing Shareholders held 38,719,484 ordinary shares (without giving effect to the Share Split), representing all of our ordinary shares, and the Preference Share Investors held 10,856,853 preference shares, representing all of our preference shares.

The following diagram depicts our corporate structure following the Reorganization Transactions and the Preference Share Sale:

In addition, during August 2011, we redeemed certain of our outstanding stock options held by our employees, including stock options held by Mr. Idol, Mr. Parsons and Mr. Sporn, at a per share price equal to the purchase price paid by the Preference Share Investors for preference shares in the Preference Share Sale, less the applicable exercise price for such stock options, for an aggregate cash payment to all employees of approximately $10.7 million.

Immediately prior to the completion of our IPO, we converted all of the outstanding preference shares of the Company into 41,256,025 ordinary shares (based on a conversion rate of 3.8-to-1).

Subscription Agreement

Under the Subscription Agreement, we, the Existing Shareholders and the Preference Share Investors made certain customary representations and warranties in connection with the Preference Share Sale. We made representations and warranties concerning, among other things, our corporate existence and our subsidiaries; our execution, delivery and performance of the Subscription Agreement; the Preference Share Sale and our conduct in connection therewith; our financial statements and capitalization; and our business operations.

In addition, we and the Existing Shareholders agreed to indemnify the Preference Share Investors, and the Preference Share Investors agreed to indemnify us and the Existing Shareholders, from any losses incurred in connection with any breach of the representations and warranties contained in the Subscription Agreement. Our indemnification obligations (other than with respect to certain “fundamental” representations and warranties) are subject to a cap of 50% of the aggregate purchase price paid by all Preference Share Investors in the Preference Share Sale. In addition, our indemnification obligations with respect to any Preference Share Investor are subject to a deductible of 1% of the purchase price of such Preference Share Investor. Lastly, we will be required to pay an additional gross-up amount to any Preference Share Investor to take into account the fact that the payment is coming from us and such Preference Share Investor has an ownership interest in us. Losses payable pursuant to these indemnification obligations must be paid exclusively in cash, and these obligations (other than with respect to certain “fundamental” representations and warranties) will survive until the later of (i) January 11, 2013 or (ii) 30 days following the delivery of our audited consolidated financial statements for Fiscal 2012.

Shareholders Agreement

In connection with the Preference Share Sale, we entered into a Shareholders Agreement (the “Shareholders Agreement”) with our current shareholders, including Mr. Kors, Mr. Idol, Sportswear Holdings Limited, Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. (and its affiliated entities) and FMR LLC (and its affiliated entities). The Shareholders Agreement contains provisions restricting the transfer of our shares by our current shareholders and provisions related to certain preemptive rights, rights of first offer, tag-along rights, drag-along rights, information rights and registration rights. Upon the consummation of our IPO, most of the provisions of the Shareholders Agreement terminated, other than those relating to the registration rights described below.

Subject to certain limitations, any current shareholder or group of current shareholders holding at least 5% of the outstanding ordinary shares held by the parties to the Shareholders Agreement that are not covered by an effective registration statement under the Securities Act (“Registrable Securities”) has the right to demand (a “Demand Right”) that we register under the Securities Act all or a portion of such shareholder or shareholders’ Registrable Securities at our expense (a “Demand Registration”). The Existing Shareholders are collectively entitled to exercise five Demand Rights at any time, and the Preference Share Investors are collectively entitled to exercise one Demand Right on or after July 11, 2013. In each case, the shareholders exercising the Demand Right must request the registration of Registrable Securities with an aggregate estimated market value of at least $40,000,000. Upon the exercise of a Demand Right, we must notify our other current shareholders, and they may exercise piggyback registration rights with respect to the Demand Registration.

In addition to Demand Rights, if we propose to register any of our shares under the Securities Act, either for our own account or for the account of others, we must give prompt notice to each of our current shareholders of our intent to do so and the number and class of shares to be registered (a “Piggyback Notice”), and each such shareholder will have piggyback registration rights and will be entitled to include any part of its Registrable Securities in such registration, subject to certain exceptions.

Finally, if we become eligible to use a shelf registration statement on Form S-3 or Form F-3 in connection with a secondary public offering of our ordinary shares, any current shareholder or group of current shareholders holding at least 4% of the ordinary shares that were outstanding as of July 11, 2011, the date of the Shareholders Agreement, will be entitled to unlimited demand registrations, subject to certain limitations, including, among others, that such shareholders must propose to sell Registrable Securities at an aggregate price to the public (net of any underwriters’ discounts or commissions) of at least $20,000,000. Following the filing of a shelf registration statement on Form S-3 or F-3, the holders of a majority of the Registrable Securities included therein may initiate a shelf take-down offering, and we must use our reasonable best efforts to effect an amendment or supplement to such shelf registration statement for such offering.

The registration rights described above are subject to customary limitations and exceptions, including our right to withdraw or defer a registration in certain circumstances and certain cutbacks by the underwriters if marketing factors require a limitation on the number of shares to be underwritten in a proposed offering.

In connection with the potential registrations described above, we have agreed to indemnify our current shareholders against certain liabilities. In addition, we will bear all fees, costs and expenses associated with such registrations, excluding underwriting discounts and commissions and similar brokers’ fees, transfer taxes and certain costs of more than one counsel for all of the selling shareholders in an offering.

Under the Shareholders Agreement, Sportswear Holdings Limited exercised a Demand Right to cause us to file the registration statement relating to our IPO and this registration statement.

Voting Agreement

In connection with the Preference Share Sale, we entered into the Voting Agreement with the Existing Shareholders pursuant to which the Existing Shareholders agreed to vote all of their respective ordinary shares (and any other voting securities of the Company over which each such Existing Shareholder has voting control) as a block in accordance with the vote of the majority of the ordinary shares held by the Existing Shareholders on all matters (the “Voting Provisions”). The Voting Provisions will terminate upon the earlier of (i) the date the Existing Shareholders cease to own, in the aggregate, at least 50% of our outstanding ordinary shares, (ii) a Company Sale (as defined in the Voting Agreement) or (iii) July 11, 2016. Under the Voting Agreement, the Existing Shareholders also agreed to certain transfer restrictions on their shares, which terminated upon the consummation of our IPO.

As a result of the Voting Agreement, until the termination of the Voting Provisions, the Existing Shareholders are expected to control or substantially influence all of our shareholder votes, including the election of directors, any potential merger of the Company with or into another company or any potential sale of all or substantially all of the Company’s assets. Following the consummation of this offering, it is expected that the Existing Shareholders will cease to own, in the aggregate, at least 50% of our outstanding ordinary shares, and, accordingly, the Voting Provisions will terminate.

Michael Kors Far East Holdings Limited

Certain of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited, own Far East Holdings. We have entered into agreements (the “Far East Licensing Agreements”) with certain subsidiaries of Far East Holdings (the “Licensees”) pursuant to which the Licensees have exclusive rights within China, Hong Kong, Macau and Taiwan, and rights of first refusal to expand to other territories across Asia, to import, sell, advertise and promote apparel, footwear and accessories, excluding eyewear, watches and fragrance and personal care products, and to own and operate free-standing retail stores bearing our “Michael Kors,” “MICHAEL Michael Kors” and “KORS Michael Kors” trademarks. The Far East Licensing Agreements expire on March 31, 2041, and we may terminate them at certain intervals if certain minimum sale benchmarks are not met.

Any issuance or transfer of an equity interest in Far East Holdings or any of its subsidiaries is subject to our right of first refusal, except for the following issuances: (i) issuances to Far East Holdings’ existing shareholders and their affiliates so long as Sportswear Holdings Limited and its affiliates retain a majority interest in Far East

Holdings; (ii) issuances to third parties for bona fide business financing purposes so long as such third parties agree to be bound by our right of first refusal; (iii) issuances pursuant to employee stock plans; (iv) issuances in connection with a bona fide business acquisition; (v) issuances to vendors, lenders, lessors and other similar persons; and (vi) issuances pursuant to stock splits, stock dividends and other recapitalizations. In addition, in the event that Far East Holdings or any of its subsidiaries proposes to consummate an initial public offering, we have the right to purchase the proposed listing entity based on its total market capitalization upon consummation of the initial public offering, as determined by a mutually agreed, internationally recognized investment bank.

We also provide the Licensees with certain services, including, but not limited to, supply chain and logistics support, management information system support and tax and accounting support at the request of the Licensees, for which we will charge the Licensees arm’s-length fees. No amounts have been charged by us to the Licensees for these services to date.

Affiliate Office Space and Related Services

We are affiliated with several companies through common ownership and control, including SHL Investment Group (USA), Inc., an indirect wholly owned subsidiary of Sportswear Holdings Limited. In the normal course of business, management of certain affiliated companies, including SHL Investment Group (USA), Inc., has assisted with the development of our business strategies and operations. No amounts have been charged to us by such companies for these services. We provide office space and office related services for these individuals for which we charged SHL Investment Group (USA), Inc. approximately $0.4 million in Fiscal 2011, Fiscal 2010 and Fiscal 2009.

MKHL Canada Contribution

In December 2010, we issued ordinary shares to SHLK and Mr. Kors in consideration for their contribution (the “MKHL Canada Contribution”) to the Company of 100% of the shares of MKHL Canada Limited (“MKHL Canada”). In connection with this transaction, we agreed to indemnify Mr. Kors for tax obligations that might arise related to his exchange of shares in MKHL Canada for ordinary shares of the Company if certain events, which are within the control of the Company, occur with respect to the equity interests or business assets of the Company and its subsidiaries. Depending upon the occurrence of such events, we estimate that this indemnity could range up to approximately $3.5 million. However, as a result of the sale by Mr. Kors of his interests in the Company acquired in the MKHL Canada Contribution in the Preference Share Sale, we believe we will have no liability under this indemnity obligation.

Note Payable to SHLK

Immediately prior to the First Merger, SHLK held a $101.7 million note issued by us and payable to SHLK, our largest direct shareholder at the time. This note was extinguished immediately prior to the Second Merger. The note had an outstanding balance of $101.7 million, $103.5 million and $103.5 million as of April 2, 2011, April 3, 2010, and March 28, 2009, respectively. The note was non-interest bearing and represented advances provided by SHLK aggregating $103.5 million, of which $1.8 million was repaid in Fiscal 2011. As described above under “—Reorganization Transactions and Preference Share Sale,” this note was extinguished in connection with the Reorganization Transactions.

Other Relationships

Lance LePere is the Executive Vice President—Creative Director—Women’s Design of MKUSA. Mr. LePere is the spouse of Michael Kors, our Honorary Chairman and Chief Creative Officer.

From time to time, Sportswear Holdings Limited or its affiliates have provided a plane for purposes of business travel to the directors and senior management of the Company at no charge to the Company. In the future, the Company may charter a plane from Sportswear Holdings Limited or its affiliates for its directors and senior management for purposes of business travel on terms and conditions not less favorable to the Company than it would receive in an arm’s-length transaction with a third party.

Related Party Transactions Policies and Procedures

We have adopted a written Related Person Transactions Policy (the “policy”), which sets forth our policy with respect to the review, approval and ratification of certain related party transactions by our Audit Committee. In accordance with the policy, our Audit Committee has overall responsibility for the implementation of and compliance with this policy.

For the purposes of the policy, a “related party transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeds $120,000 and in which any related party (as defined in the policy) had, has or will have a direct or indirect material interest. A “related party transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or compensation committee.

The policy requires that notice of a proposed related party transaction be provided to our legal department prior to entering into such transaction. If our legal department determines that such transaction is a related party transaction, the proposed transaction will be submitted to our Audit Committee for consideration at its next meeting. Under the policy, our Audit Committee may approve only those related party transactions that are in, or not inconsistent with, our best interests. In the event that we become aware of a related party transaction that had not been previously reviewed, approved or ratified under the policy and that is ongoing or has been completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related party transaction.

The policy also provides that our Audit Committee review certain previously approved or ratified related party transactions that are ongoing to determine whether the related party transaction remains in our best interests and the best interests of our shareholders. Additionally, we also make periodic inquiries of executive officers and directors with respect to any potential related party transaction of which they may be a party or of which they may be aware.

DESCRIPTION OF SHARE CAPITAL

General

We are a company organized under the laws of the British Virgin Islands with limited liability. We are registered at the Registry of Corporate Affairs of the British Virgin Islands under number 524407, and our affairs are governed by the provisions of our Memorandum and Articles of Association and by the provisions of applicable British Virgin Islands law.

Our Memorandum and Articles of Association authorizes the issuance of a maximum of 650,000,000 shares, comprised of one class of ordinary shares, no par value. In addition, as further described under “—New Shares,” our board of directors may create, authorize and issue, from time to time, one or more new classes of shares and fix the voting powers, full or limited, if any, of the shares of such class or classes and the preferences and relative, participating, optional or other special rights and the qualifications, limitations and restrictions thereof. As of March 9, 2012, 191,202,707 ordinary shares were issued and outstanding.

As stated in Section 4 of our Memorandum of Association (General Objects and Powers), the objects for which we are established are unrestricted, and we have full power and authority to carry out any object not prohibited by the BVI Act or any other law of the British Virgin Islands, except that we may not: (i) carry on business with persons resident in the British Virgin Islands, other than professional contact with certain advisors; (ii) own an interest in real property situate in the British Virgin Islands, other than certain leases; (iii) carry on banking or trust business, unless we are licensed to do so; (iv) carry on business as an insurance or re-insurance company, insurance agent or insurance broker, unless we are licensed to do so; (v) carry on business of company management, unless we are licensed to do so; or (vi) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

The following is a summary of the material provisions of our ordinary shares and our Memorandum and Articles of Association.

Ordinary Shares

The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per ordinary share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•

the holders of our ordinary shares are entitled to share ratably in dividends and other distributions as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•

upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

New Shares

Our board of directors is authorized to issue, from time to time, additional shares in one or more new classes of shares and, with respect to each such class, to fix the voting powers, full or limited, if any, of the shares of such class and the preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of our board of directors with respect to the establishment of the preferences and the relative, participating, optional or other special rights and the qualifications, limitations or restrictions of each new class of shares includes, but is not limited to, the determination or fixing of the following:

•

the dividend rate of such class, the conditions and dates upon which such dividends will be payable, the relation that such dividends will bear to the dividends payable on any other class or classes of the shares and whether such dividends shall be cumulative or non-cumulative;

•

whether the shares of such class will be subject to redemption for cash, property or rights, including securities of the Company or of any other corporation, by the Company at the option of either the Company or the holder or both or upon the happening of a specified event, and, if made subject to any such redemption, the times or events, prices and other terms and conditions of such redemption;

•	the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such class;

•

whether or not the new class of shares will be convertible into, or exchangeable for, at the option of either the holder or the Company or upon the happening of a specified event, shares of any other class or classes of our shares, and, if provision be made for conversion or exchange, the times or events, prices, rates, adjustments and other terms and conditions of such conversions or exchanges;

•	the restrictions, if any, on the issue or reissue of any additional shares of such new class of shares;

•

the provisions as to voting (which may be one or more votes per share or a fraction of a vote per share), and the number of votes of the shares of such new class of shares relative to the ordinary shares and any other new class of shares), optional and/or other special rights and preferences, if any, and whether the shares of such new class of shares shall vote separately from other classes of shares of the Company; and

•	the rights of the holders of the shares of such class upon the voluntary or involuntary liquidation, dissolution or winding up of the Company.

Limitation on Liability and Indemnification Matters

Under British Virgin Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent director would exercise in comparable circumstances. Our Memorandum and Articles of Association provides that, to the fullest extent permitted by British Virgin Islands law or any other applicable laws, our directors will not be personally liable to us or our shareholders for any acts or omissions in the performance of their duties. This limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States securities laws.

Our Memorandum and Articles of Association provides that we shall indemnify any of our directors, officers or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. If such person provides an undertaking to repay expense advances under certain circumstances, we shall pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, such person is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by such person in connection with the proceedings. We are required to indemnify a director or officer only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purpose of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

In addition, we have entered into indemnification agreements with our directors and officers pursuant to which we agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors or officers under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

Shareholders’ Meetings and Consents

The following summarizes certain relevant provisions of British Virgin Islands laws and our Memorandum and Articles of Association in relation to our shareholders’ meetings:

•

the board of directors may convene meetings of shareholders at such times and in such manner and places within or outside the British Virgin Islands as the board considers necessary or desirable; provided that at least one meeting of shareholders must be held each year;

•

upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of a matter for which a meeting is requested, the directors are required to convene a meeting of shareholders. Any such request must state the proposed purpose of the meeting;

•

when convening a meeting, the board of directors must give not less than seven days’ notice of a meeting of shareholders to: (i) those shareholders whose names on the date the notice is given appear as shareholders in our register of members and are entitled to vote at the meeting; and (ii) the other directors;

•

a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting, and for this purpose the presence of a shareholder at the meeting shall constitute waiver in relation to all the shares that such shareholder holds;

•	a shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder;

•

a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting (a “quorum”);

•

if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall be adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other date, time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares or each class or series of shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved. Notice of the adjourned meeting need not be given if the date, time and place of such meeting are announced at the meeting at which the adjournment is taken;

•

a resolution of shareholders is valid only if approved at a duly convened and constituted meeting of shareholders by the affirmative vote of a majority of the votes of the shares entitled to vote thereon that were present at the meeting and were voted; and

•

no action may be taken by shareholders except at a duly convened and constituted meeting of shareholders, and no action may be taken by shareholders by written consent, unless the action to be effected by written consent of shareholders and the taking of such action by such written consent have expressly been approved in advance by our board of directors.

In addition, in order to nominate candidates for election as a director or propose topics for consideration at a meeting of shareholders, shareholders must notify our secretary in writing prior to the meeting at which directors are to be elected or the proposals are to be acted upon, and such notice must contain the information specified in our Memorandum and Articles of Association. To be timely, notice with respect to an annual meeting must generally be received, unless otherwise provided by mandatory law, not less than 90 days and no more than 120 days prior to the first anniversary of the preceding year’s annual meeting. If the date of such annual meeting is advanced by more than 30 days prior to, or delayed by more than 70 days after, the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year or for the first annual meeting following our IPO, the notice must be received not earlier than the 120th day prior to such annual meeting and not later than the later of the 90th day prior to such annual meeting and the 10th day following the day on which the first public announcement of such annual meeting is made. In the case of a special meeting of shareholders, notice must be received not earlier than the 120th day prior to such special meeting and not later than the later of the 90th day prior to such special meeting and the 10th day following the day on which the first public announcement of such special meeting is made. Notwithstanding the foregoing, in the event that the number of directors to be elected to the board at an annual meeting is increased, and we do not make a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder notice of nomination will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered not later than the close of business on the 10th day following the day on which such public announcement is first made. These notice requirements may preclude shareholders from nominating candidates for election as a director or proposing topics for consideration at a meeting of shareholders.

We expect that the first annual meeting of our shareholders will be held in 2012.

Board of Directors

The management of our Company is vested in a board of directors. Our Memorandum and Articles of Association provides that our board of directors must be composed of between one and twelve members. The number of directors is determined from time to time by resolution of directors. Our directors are elected by resolution of shareholders at the annual meeting of shareholders, except that in the case of a vacancy in the office of a director because of death, retirement, resignation, dismissal, removal or otherwise, the remaining directors may appoint a successor and fill such vacancy by resolution.

Our board of directors is divided into three classes. Pursuant to our Memorandum and Articles of Association, our directors are appointed at the annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following their election (except that the initial Class I and Class II directors will serve until the first annual meeting and second annual meeting of shareholders, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of shareholders in the year of such expiration, and the same directors will be eligible for re-election. Directors are not required to be shareholders and do not become ineligible to serve based on age.

Our board of directors consists of six members. A majority of the members of the board then in office (and able to vote) present or represented at a board meeting constitutes a quorum, and resolutions are adopted by a simple majority vote of all votes cast. Our board of directors may also take action by means of a written consent signed by a majority of directors.

Our board of directors may delegate the daily management of our business, as well as the power to represent us in our day to day business, to individual directors, officers or other agents of the Company (with the power to sub-delegate). In addition, our board of directors may delegate the daily management of our business, as well as the power to represent us in our day-to-day business, to a committee as it deems fit. The board may determine the conditions of appointment and dismissal as well as the remuneration and powers of any persons or committees so appointed. The board may also determine the purpose, powers and authorities as well as the procedures and such other rules as may be applicable to committees it creates.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt a memorandum and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under Delaware law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Director’s Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

British Virgin Islands law provides that every director of a British Virgin Islands company in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company. Additionally, the director shall exercise the care, diligence, and skill that a reasonable director would exercise in the same circumstances taking into account the nature of the company, the nature of the decision and the position of the director and his responsibilities. In addition, British Virgin Islands law provides that a director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes British Virgin Islands law or the memorandum and articles of association of the company.

Amendment of Governing Documents

Under Delaware corporate law, with very limited exceptions, a vote of the shareholders of a corporation is required to amend the certificate of incorporation. In addition, Delaware corporate law provides that shareholders have the right to amend the corporation’s bylaws, but the certificate of incorporation may confer such right on the directors of the corporation.

Our Memorandum and Articles of Association can generally be amended by a majority vote of our shareholders. However, certain provisions of our Memorandum and Articles of Association can be amended only by the affirmative vote of 75% of the shares entitled to vote on such matter, including the provisions relating to:

•	the composition and manner of election of our board of directors and the ability to remove directors;

•	the ability of shareholders to take action by written consent, call meetings, nominate directors and bring proposals before meetings; and

•	this requirement of the affirmative vote of 75% of the shares entitled to vote to amend certain provisions of our Memorandum and Articles of Association.

In addition, pursuant to our Memorandum and Articles of Association, our board of directors may amend our Memorandum and Articles of Association by a resolution of directors without a requirement for a resolution of shareholders so long as the amendment does not:

•	restrict the rights or powers of the shareholders to amend our Memorandum and Articles of Association;

•	change the percentage of shareholders required to pass a resolution of shareholders to amend our Memorandum and Articles of Association; or

•

amend our Memorandum and Articles of Association in circumstances where it cannot be amended by the shareholders, including any provisions that our Memorandum and Articles of Association specifies cannot be amended, of which there are currently none.

Written Consent of Directors

Under Delaware corporate law, a written consent of the directors must be unanimous to take effect. Under British Virgin Islands law and our Memorandum and Articles of Association, only a majority of the directors are required to sign a written consent.

Written Consent of Shareholders

Under Delaware corporate law, unless otherwise provided in the certificate of incorporation, any action to be taken at any annual or special meeting of shareholders of a corporation may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted. As permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that no shareholder action may be taken by written consent.

Shareholder Proposals

Under Delaware corporate law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. British Virgin Islands law and our Memorandum and Articles of Association provide that our directors shall call a meeting of the shareholders if requested in writing to do so by shareholders entitled to exercise at least 30% of the voting rights in respect of the matter for which the meeting is requested, provided that any such request must state the proposed purpose of the meeting. In addition, to put any proposal before any meeting of shareholders, a shareholder must comply with the notice procedures set forth in our Memorandum and Articles of Association.

Sale of Assets

Under Delaware corporate law, a vote of the shareholders is required to approve a sale of assets only when all or substantially all assets are being sold to a person other than a subsidiary of the Company. Under British Virgin Islands law generally, shareholder approval is required when more than 50% of a company’s total assets by value are being disposed of or sold to any person if not made in the usual or regular course of the business carried out by the company. Under our Memorandum and Articles of Association, however, shareholder approval is not required for any sale, transfer, lease, exchange or other disposition by us of more than 50% percent in value of our assets if such disposition is made to one or more of our subsidiaries.

Dissolution; Winding Up

Under Delaware corporate law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware corporate law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of shareholders if we have no liabilities or we are able to pay our debts as they fall due.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option, at the option of the holders of that stock or upon the happening of a specified event, provided shares with full voting power remain outstanding. The stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of the stock. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, shares may be repurchased, redeemed or otherwise acquired by us. However, the consent of the shareholder whose shares are to be repurchased, redeemed or otherwise acquired must be obtained, except as specified in the terms of the applicable class or series of shares or as described under “—Compulsory Acquisition” below. In addition, our directors must determine that, immediately following the redemption or repurchase, we will be able to pay our debts as they fall due and that the value of our assets will exceed our liabilities.

Compulsory Acquisition

Under Delaware General Corporation Law § 253, in a process known as a “short form” merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation by executing, acknowledging and filing with the Delaware Secretary of State a certificate of such ownership and merger setting forth a copy of the resolution of its board of directors authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority shareholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in § 262 of the Delaware General Corporation Law.

Under the BVI Act, subject to any limitations in a company’s memorandum and articles of association, members holding 90% of the votes of the outstanding shares entitled to vote, and members holding 90% of the votes of the outstanding shares of each class of shares entitled to vote, may give a written instruction to the company directing the company to redeem the shares held by the remaining members. Upon receipt of such written instruction, the company shall redeem the shares specified in the written instruction, irrespective of whether or not the shares are by their terms redeemable. The company shall give written notice to each member whose shares are to be redeemed stating the redemption price and the manner in which the redemption is to be effected. A member whose shares are to be so redeemed is entitled to dissent from such redemption and to be paid the fair value of his shares, as described under “—Shareholders’ Rights under British Virgin Islands Law Generally” below.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, we may vary the rights attached to any class of shares following a resolution of shareholders passed at a meeting of shareholders by holders of not less than 50% of the issued shares of that class and holders of not less than 50% of the issued shares of any other class which may be adversely affected by such variation.

Election of Directors

Under Delaware corporate law, unless otherwise specified in the certificate of incorporation or bylaws of a corporation, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors. As permitted by British Virgin Islands law, and pursuant to our Memorandum and Articles of Association, directors (other than directors being appointed by the holders of a newly created class of shares) shall be elected by resolution of members at the annual meeting of members.

Removal of Directors

Under Delaware corporate law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Similarly, as permitted by British Virgin Islands law, our Memorandum and Articles of Association provides that directors may be removed at any time, for cause only, by a resolution of shareholders approved by a majority of the shares entitled to vote on such matter.

Mergers

Under Delaware corporate law, one or more constituent corporations may merge into and become part of another constituent corporation in a process known as a merger. A Delaware corporation may merge with a foreign corporation as long as the law of the foreign jurisdiction permits such a merger. To effect a merger under Delaware General Corporation Law § 251, an agreement of merger must be properly adopted and the agreement of merger or a certificate of merger must be filed with the Delaware Secretary of State. In order to be properly adopted, the agreement of merger must be adopted by the board of directors of each constituent corporation by a resolution or unanimous written consent. In addition, the agreement of merger generally must be approved at a meeting of shareholders of each constituent corporation by a majority of the outstanding stock of the corporation entitled to vote, unless the certificate of incorporation provides for a supermajority vote. In general, the surviving corporation assumes all of the assets and liabilities of the disappearing corporation or corporations as a result of the merger.

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation, which must be authorized by a resolution of shareholders. One or more companies may also merge or consolidate with one or more companies incorporated under the laws of jurisdictions outside the British Virgin Islands if the merger or consolidation is permitted by the laws of the jurisdictions in which the companies incorporated outside the British Virgin Islands are incorporated. In respect of such a merger or consolidation, a British Virgin Islands company is required to comply with the provisions of the BVI Act, and a company incorporated outside the British Virgin Islands is required to comply with the laws of its jurisdiction of incorporation.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision that, if proposed as an amendment to the memorandum and articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under British Virgin Islands law, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the British Virgin Islands Registrar of Corporate Affairs, including the company’s certificate of incorporation, its memorandum and articles of association (with any amendments), records of license fees paid to date, any articles of dissolution, any articles of merger and a register of charges if the company has elected to file such a register.

A shareholder of a company is entitled, on giving written notice to the company, to inspect:

(a)	the memorandum and articles of association;

(b)	the register of members;

(c)	the register of directors; and

(d)	the minutes of meetings and resolutions of shareholders and of those classes of shares of which he is a shareholder.

In addition, a shareholder may make copies of or take extracts from the documents and records referred to in (a) through (d) above. However, subject to the memorandum and articles of association of the company, the directors may, if they are satisfied that it would be contrary to the company’s interests to allow a shareholder to inspect any document, or part of any document, specified in (b), (c) or (d) above, refuse to permit the shareholder to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a shareholder to inspect a document or permits a shareholder to inspect a document subject to limitations, that shareholder may apply to the court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Where a company keeps a copy of the register of members or the register of directors at the office of its registered agent, it is required to notify the registered agent of any changes to the originals of such registers, in writing, within 15 days of any change; and to provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept. Where the place at which the original register of members or the original register of directors is changed, the company is required to provide the registered agent with the physical address of the new location of the records within 14 days of the change of location.

A company is also required to keep at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors determine the minutes of meetings and resolutions of shareholders and of classes of shareholders; and the minutes of meetings and resolutions of directors and committees of directors. If such records are kept at a place other than at the office of the company’s registered agent, the company is required to provide the registered agent with a written record of the physical address of the place or places at which the records are kept and to notify the registered agent, within 14 days, of the physical address of any new location where such records may be kept.

Conflict of Interest

Under Delaware corporate law, a contract between a corporation and a director or officer, or between a corporation and any other organization in which a director or officer has a financial interest, is not void as long as

(i) the material facts as to the director’s or officer’s relationship or interest are disclosed or known and (ii) either a majority of the disinterested directors authorizes the contract in good faith or the shareholders vote in good faith to approve the contract. Nor will any such contract be void if it is fair to the corporation when it is authorized, approved or ratified by the board of directors, a committee or the shareholders.

The BVI Act provides that a director shall, forthwith after becoming aware that he is interested in a transaction entered into or to be entered into by the company, disclose that interest to the board of directors of the company. The failure of a director to disclose that interest does not affect the validity of a transaction entered into by the director or the company, so long as the director’s interest was disclosed to the board prior to the company’s entry into the transaction or was not required to be disclosed because the transaction is between the company and the director himself and is otherwise in the ordinary course of business and on usual terms and conditions. As permitted by British Virgin Islands law and our Memorandum and Articles of Association, a director interested in a particular transaction may vote on it, attend meetings at which it is considered and sign documents on our behalf that relate to the transaction, provided that the disinterested directors consent.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by that statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that the person becomes an interested shareholder. An interested shareholder generally is a person or group that owns or owned 15% or more of the company’s outstanding voting stock within the past three years. This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder.

British Virgin Islands law has no comparable provision. However, although British Virgin Islands law does not regulate transactions between a company and its significant shareholders, it does provide that these transactions must be entered into in the bona fide best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Independent Directors

There are no provisions under Delaware corporate law or under the BVI Act that require a majority of our directors to be independent.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions on cumulative voting under the laws of the British Virgin Islands, but our Memorandum and Articles of Association does not provide for cumulative voting.

Shareholders’ Rights under British Virgin Islands Law Generally

The BVI Act provides for certain remedies that may be available to shareholders. Where a company incorporated under the BVI Act or any of its directors engages in, or proposes to engage in, conduct that contravenes the BVI Act or the company’s memorandum and articles of association, British Virgin Islands courts can issue a restraining or compliance order. However, shareholders cannot also bring derivative, personal and representative actions under certain circumstances. The traditional English basis for members’ remedies has also been incorporated into the BVI Act: where a shareholder of a company considers that the affairs of the company have been, are being or are likely to be conducted in a manner likely to be oppressive, unfairly discriminating or unfairly prejudicial to him, he may apply to the court for an order based on such conduct. In addition, any shareholder of a company may apply to the courts for the appointment of a liquidator of the company and the court may appoint a liquidator of the company if it is of the opinion that it is just and equitable to do so.

The BVI Act also provides that any shareholder of a company is entitled to payment of the fair value of his shares upon dissenting from any of the following: (i) a merger, if the company is a constituent company, unless the company is the surviving company and the member continues to hold the same or similar shares; (ii) a consolidation, if the company is a constituent company; (iii) any sale, transfer, lease, exchange or other disposition of more than 50% in value of the assets or business of the company if not made in the usual or regular course of the business carried on by the company but not including (a) a disposition pursuant to an order of the court having jurisdiction in the matter, (b) a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the shareholders in accordance with their respective interest within one year after the date of disposition, or (c) a transfer pursuant to the power of the directors to transfer assets for the protection thereof; (iv) a redemption of 10% or fewer of the issued shares of the company required by the holders of 90% or more of the shares of the company pursuant to the terms of the BVI Act; and (v) an arrangement, if permitted by the court.

Generally any other claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the British Virgin Islands or their individual rights as shareholders as established by a company’s memorandum and articles of association.

SHARES ELIGIBLE FOR FUTURE SALE

We cannot make any prediction as to the effect, if any, that sales of ordinary shares or the availability of ordinary shares for sale will have on the market price of our ordinary shares. The market price of our ordinary shares could decline because of the sale of a large number of ordinary shares or the perception that such sales could occur. These factors could also make it more difficult to raise funds through future offerings of ordinary shares. See “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—Future sales of our ordinary shares, or the perception in the public markets that these sales may occur, may depress our share price.”

Sale of Restricted Shares

Upon the consummation of this offering, we will have              ordinary shares outstanding. Of these shares, the 25,000,000 ordinary shares sold in this offering (or 28,750,000 ordinary shares if the underwriters exercise their additional share purchase option in full) and the 54,280,000 ordinary shares sold in our IPO will be freely tradable without restriction or further restriction under the Securities Act, except that any ordinary shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. Approximately              of our ordinary shares outstanding following the consummation of this offering will be deemed “restricted securities” as that term is defined under Rule 144 (or              ordinary shares if the underwriters exercise their additional share purchase option in full). Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below, or any other applicable exemption under the Securities Act. After the completion of this offering, the holders of approximately              ordinary shares, representing approximately         % of our outstanding ordinary shares (or              ordinary shares, representing approximately         % of our outstanding ordinary shares, if the underwriters exercise their additional share purchase option in full), will be entitled to dispose of their shares following the expiration of a 90-day underwriter “lock-up” period pursuant to the holding period, volume and other restrictions of Rule 144. The underwriters are entitled to waive these lock-up provisions at their discretion prior to the expiration dates of such lock-up agreements.

Rule 144

The availability of Rule 144 will vary depending on whether restricted securities are held by an affiliate or a non-affiliate. In general, under Rule 144, an affiliate who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding ordinary shares or the average weekly trading volume of our ordinary shares reported through the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our Company. The volume limitations, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted securities for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted securities proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Rule 701

Securities issued in reliance on Rule 701 under the Securities Act are also restricted and may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options/Equity Awards

We have filed a registration statement on Form S-8 under the Securities Act to register 19,240,284 ordinary shares underlying stock options granted and outstanding under the Stock Option Plan and 15,246,000 ordinary shares reserved for issuance under the Equity Plan. As of March 1, 2012, there were options outstanding under the Stock Option Plan to purchase a total of 18,907,266 ordinary shares,              of which will be exercised prior to the completion of this offering, and 2,198,481 options, 819,089 restricted shares and 16,800 restricted share units, which were outstanding under the Equity Plan. As of March 1, 2012, there were 12,287,631 ordinary shares available for future issuance under the Equity Plan. Ordinary shares issued upon the exercise of options after the effective date of the applicable registration statement will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

For a description of the lock-up agreements that we, all of our directors and executive officers, certain holders of our outstanding ordinary shares and certain holders of options to purchase ordinary shares have entered into in connection with this offering, see “Underwriting.”

Registration Rights

The Shareholders Agreement grants all of our current shareholders, including Mr. Kors, Mr. Idol and Sportswear Holdings Limited, registration rights with respect to our ordinary shares owned by them. For more information, see “Certain Relationships and Related Party Transactions—Shareholders Agreement.”

TAX CONSIDERATIONS

U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of our ordinary shares that are applicable to you if you are a U.S. Holder, as defined below, that acquires ordinary shares pursuant to this offering. This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with U.S. Holders that will hold ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment) and that do not own, and are not treated as owning, at any time, 10% or more of the total combined voting power of all classes of our stock entitled to vote. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the ordinary shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” persons who acquired ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for their services, U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies or holders whose functional currency is not the U.S. dollar.

This summary does not address estate and gift tax or any U.S. federal tax consequences other than income tax or tax consequences under any state, local or foreign laws, other than as provided under “—British Virgin Islands Tax Consequences” below.

For purposes of this section, you are a “U.S. Holder” if you are a beneficial owner of ordinary shares and are: (i) an individual citizen of the United States or a resident alien of the United States as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or other pass-through entity is a beneficial owner of our ordinary shares, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires ordinary shares, you should consult your tax advisor regarding the tax consequences of owning and disposing of ordinary shares.

The following discussion is based upon the Code, U.S. judicial decisions, administrative pronouncements, and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion assumes that we are not, and will not become, a passive foreign investment company (a “PFIC”), except as discussed below under “Passive Foreign Investment Company Considerations.”

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. You are urged to consult your tax advisor as to the particular consequences to you under U.S. federal, state and local, and applicable foreign, tax laws of the ownership and disposition of ordinary shares.

Distributions

Subject to the PFIC rules discussed below, the gross amount of any distribution made by us (other than certain pro rata distributions of our ordinary shares) will generally be subject to U.S. federal income tax as dividend income to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such amount will be includable in gross income by you as ordinary income on the date that you actually or constructively receive the distribution in accordance with your regular method of accounting for U.S. federal income tax purposes and such amount will be treated as having a foreign source. The amount of any distribution made by us in property other than cash will be the fair market value of such property on the date of the distribution. Dividends paid by us on the ordinary shares will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Under the current law, which is scheduled to expire at the end of 2012, certain dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders are eligible for taxation at rates that are lower than the rates applicable to ordinary income. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on ordinary shares that are readily tradeable on an established securities market in the United States. IRS guidance indicates that, for this purpose, our ordinary shares are readily tradeable on an established securities market in the United States. Dividends received by U.S. Holders from a foreign corporation that was a PFIC in either the taxable year of the distribution or the preceding taxable year will not constitute qualified dividends. Subject to the discussion below under “Passive Foreign Investment Company Considerations,” we believe that we were not a PFIC for our 2011 taxable year and do not expect to be a PFIC for our current taxable year.

To the extent that a distribution exceeds the amount of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction in your adjusted basis in the ordinary shares you hold (thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize upon a subsequent disposition of the ordinary shares), with any amount that exceeds your adjusted basis being taxed as capital gain recognized on a sale, exchange or other taxable disposition of the ordinary shares (as discussed below). However, we do not intend to maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles, and you should therefore assume that any distribution by us with respect to our ordinary shares will be treated as a dividend for U.S. federal income tax purposes.

If any British Virgin Islands taxes are withheld with respect to distributions made on the ordinary shares, you may be able, subject to generally applicable limitations, to claim a foreign tax credit or to take a deduction for such withholding taxes. The rules governing the foreign tax credit are complex and involve the application of rules that depend upon your particular circumstances. Accordingly, you are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

You generally will recognize gain or loss upon the sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between (i) the amount realized upon the sale, exchange or other taxable disposition and (ii) your adjusted tax basis in the relevant ordinary shares. Generally, subject to the possible application of the PFIC rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if, on the date of the sale, exchange or other taxable disposition, you have held the ordinary shares for more than one year. If you are a non-corporate taxpayer, long-term capital gains are currently subject to taxation at favorable rates. The deductibility of capital losses is subject to limitations under the Code.

Gain or loss, if any, that you realize upon a sale, exchange or other taxable disposition of ordinary shares will be treated as having a United States source for U.S. foreign tax credit limitation purposes.

Passive Foreign Investment Company Considerations

Special and generally unfavorable U.S. federal income tax rules may apply to you if your holding period in our ordinary shares includes any period during a taxable year of the Company in which the Company is a PFIC. A non-U.S. corporation is classified as a PFIC for each taxable year in which (i) 75% or more of its gross income is passive income (as defined for U.S. federal income tax purposes) or (ii) for such taxable year, 50% or more of the average value of its assets either produce or are held for the production of passive income.

We believe that we will not be classified as a PFIC for U.S. federal income tax purposes for our current taxable year, and we do not expect to become a PFIC in the future. If we were classified as a PFIC for any taxable year during which you held ordinary shares, you would be subject to an increased tax liability (such tax generally would be calculated at the highest U.S. federal income tax rate and would also include an interest charge) upon the sale or other disposition of the ordinary shares or upon the receipt of certain distributions treated as “excess distributions,” unless you made certain elections to mitigate such consequences (although even if either of such elections were made, the U.S. federal income tax consequences of ownership of ordinary shares of a PFIC would still be less favorable than ownership of ordinary shares of a non-PFIC). In addition, you would be required to comply with certain information reporting to the IRS if we were to become a PFIC. If we were to determine that we had become a PFIC, we would provide additional information regarding such elections and reporting requirements.

You are urged to consult your tax advisor regarding our PFIC classification, the consequences to you if we became a PFIC, and the availability and the consequences of making certain elections to mitigate such consequences.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends paid to you in respect of ordinary shares and the proceeds received by you from the sale, exchange or other disposition of ordinary shares within the United States unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is furnished to the IRS.

In addition, U.S. Holders should be aware of new reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers that is not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds U.S. $50,000. You should consult your tax advisor regarding the application of the information reporting rules to our ordinary shares and to your particular situation.

Additional Tax on Investment Income

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts that do not fall into a special class of trusts that is exempt from such tax, and whose income exceeds certain thresholds, generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, the ordinary shares, subject to certain limitations and exceptions.

You are urged to consult your tax advisor regarding the possible implications of the additional tax on investment income described above.

British Virgin Islands Tax Consequences

Under the present laws of the British Virgin Islands, there are no applicable taxes on the profits or income of the Company. There are no taxes on profits or income, nor is there any capital gains tax, estate duty or inheritance tax applicable to any ordinary shares held by non-residents of the British Virgin Islands. In addition, there is no stamp duty on the issuance, transfer or redemption of the ordinary shares. Dividends remitted to the holders of ordinary shares resident outside the British Virgin Islands will not be subject to withholding tax in the British Virgin Islands.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Goldman, Sachs & Co. are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Goldman, Sachs & Co.

Total	25,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. The underwriters are not, however, required to take or pay for the ordinary shares covered by the underwriters’ option to purchase additional ordinary shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $         per ordinary share. After this offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

To the extent that the underwriters sell more than 25,000,000 ordinary shares, the underwriters have a 30-day option to purchase up to an additional 3,750,000 ordinary shares from the selling shareholders identified in this prospectus at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,750,000 ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The underwriting discounts and commissions to be paid by the selling shareholders represent             % of the total amount of this offering.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $743,608.

Our ordinary shares are listed on the NYSE under the symbol “KORS.”

We, all of our directors and executive officers, certain holders of our ordinary shares and certain holders of options to purchase ordinary shares have agreed that, subject to certain exceptions, without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares;

•	file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	publicly announce any intention to engage in any of the above transactions,

whether any such transaction described in the bullet points above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of the representatives, we and they will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares that would result in a public filing or announcement.

The representatives, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release ordinary shares and other securities from lock-up agreements, the representatives will consider, among other factors, the holder’s reasons for requesting the release, the number of ordinary shares and other securities for which the release is being requested and market conditions at the time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling shareholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationship

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses, including Morgan Stanley & Co. LLC in connection with the Preference Share Sale and J.P. Morgan Securities LLC in connection with the Credit Facility.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a “Relevant Member State”) an offer to the public of any ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 100, or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision: (i) the expression an “offer to the public” in relation to any ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase any ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State; (ii) the expression “Prospectus Directive” means Directive

2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State; and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the “FSMA”) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom.

Hong Kong

The ordinary shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ordinary shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares may not be circulated or distributed, nor may the ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ordinary shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”), and each underwriter has agreed that it will not offer or sell any ordinary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Addresses of Representatives

The addresses of the representatives are as follows:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

J.P. Morgan Securities LLC

383 Madison Avenue, 4th Floor

New York, New York 10179

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

EXPENSES RELATED TO THE OFFERING

We estimate the fees and expenses to be incurred by us in connection with the sale of the ordinary shares in this offering, other than underwriting discounts and commissions, to be as follows:

SEC registration fees	$153,108
FINRA filing fee	75,500
Transfer agent’s fees	15,000
Legal fees and expenses	300,000
Accounting fees and expenses	80,000
Printing expenses	85,000
Taxes	—
Miscellaneous expenses	35,000

Total	$743,608

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

We are incorporated and currently existing under the laws of the British Virgin Islands. In addition, certain of our directors and officers reside outside of the United States and most of the assets of our non-U.S. subsidiaries are located outside of the United States. As a result, it may be difficult for investors to effect service of process on us or those persons in the United States or to enforce in the United States judgments obtained in United States courts against us or those persons based on the civil liability or other provisions of the United States securities laws or other laws.

In addition, uncertainty exists as to whether the courts of the British Virgin Islands would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liabilities provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the British Virgin Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Harney, Westwood & Riegels, Tortola, British Virgin Islands, that the United States and the British Virgin Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of United States courts in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the United States securities laws, would not be automatically enforceable in the British Virgin Islands. We have also been advised by Harney, Westwood & Riegels that any final and conclusive monetary judgment for a definite sum obtained against us in United States courts would be treated by the courts of the British Virgin Islands as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

•

the British Virgin Islands courts had jurisdiction over the matter and we either submitted to such jurisdiction or were resident or carrying on business within such jurisdiction and were duly served with process;

•	the judgment given by the courts was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations;

•	the judgment was not procured by fraud;

•	recognition or enforcement of the judgment in the British Virgin Islands would not be contrary to public policy; and

•	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the United States securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the British Virgin Islands court making such decision.

LEGAL MATTERS

The validity of the ordinary shares offered by this prospectus and certain legal matters as to British Virgin Islands law will be passed upon for us by Harney, Westwood & Riegels, Tortola, British Virgin Islands. United States securities law matters in connection with this offering will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. United States securities law matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The financial statements as of April 2, 2011 and April 3, 2010 and for each of the three years in the period ended April 2, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The current address of PricewaterhouseCoopers LLP is 300 Madison Avenue, New York, New York 10017.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered under this prospectus. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909. Copies of such materials are also available by mail from the Public Reference Branch of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. In addition, the SEC maintains a website (http://www.sec.gov) from which interested persons can electronically access the registration statement, including the exhibits and schedules to the registration statement.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short-swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.

The reports, statements and information filed by us with the SEC are not a part of this prospectus and our reference to such filings should not in any way be interpreted as incorporating them herein by reference.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Michael Kors Holdings Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Michael Kors Holdings Limited and its subsidiaries at April 2, 2011 and April 3, 2010 and the results of their operations and their cash flows for each of the three years in the period ended April 2, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

September 20, 2011, except for the effects of the share split discussed in Note 1, as to which the date is November 30, 2011

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	April 2, 2011	April 3, 2010
Assets
Current assets
Cash and cash equivalents	$21,065	$5,664
Receivables, net	80,081	65,228
Inventories	117,173	64,903
Deferred tax assets	7,322	7,459
Prepaid expenses and other current assets	19,757	10,769

Total current assets	245,398	154,023
Property and equipment, net	119,323	84,000
Intangible assets, net	15,796	18,705
Goodwill	14,005	14,005
Deferred tax assets	1,951	8,762
Other assets	3,022	2,357

Total assets	$399,495	$281,852

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$12,765	$43,980
Bank overdraft	—	4,380
Accounts payable	52,873	30,188
Accrued payroll and payroll related expenses	26,100	13,793
Accrued income taxes	18,701	970
Accrued expenses and other current liabilities	17,286	9,449

Total current liabilities	127,725	102,760
Note payable to parent	101,650	103,500
Deferred rent	29,381	18,777
Deferred tax liabilities	5,495	—
Other long-term liabilities	3,218	1,098

Total liabilities	267,469	226,135
Commitments and contingencies
Contingently redeemable ordinary shares	6,706	6,706

Shareholders’ equity
Convertible preference shares; no par value, 10,163,920 shares authorized, issued and outstanding	—	—
Ordinary shares; no par value, 650,000,000 shares authorized, and 140,554,377 shares issued and outstanding	—	—
Additional paid-in capital	40,000	40,000
Accumulated other comprehensive income	4,033	230
Retained earnings	81,287	8,781

Total shareholders’ equity	125,320	49,011

Total liabilities and shareholders’ equity	$399,495	$281,852

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Net sales	$757,800	$483,452	$377,058
Royalty revenue	45,539	24,647	20,016

Total revenue	803,339	508,099	397,074
Cost of goods sold	357,274	241,365	208,283

Gross profit	446,065	266,734	188,791
Selling, general and administrative expenses	279,822	191,717	147,490
Depreciation and amortization	25,543	18,843	14,020
Impairment of long-lived assets	3,834	—	3,043

Total operating expenses	309,199	210,560	164,553

Income from operations	136,866	56,174	24,238
Interest expense, net	1,861	2,057	1,600
Foreign currency loss (gain)	1,786	(830)	391

Income before provision for income taxes	133,219	54,947	22,247
Provision for income taxes	60,713	15,699	9,208

Net income	72,506	39,248	13,039
Net income applicable to preference shareholders	15,629	8,460	2,811

Net income available for ordinary shareholders	$56,877	$30,788	$10,228

Weighted average ordinary shares outstanding:
Basic	140,554,377	140,554,377	140,554,377
Diluted	179,177,268	179,177,268	179,177,268

Net income per ordinary share:
Basic	$0.40	$0.22	$0.07
Diluted	$0.40	$0.22	$0.07

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data)

	Convertible Preference Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amounts	Shares	Amounts
Balance at March 31, 2008	10,163,920	$—	140,554,377	$—	$42,300	$276	$(42,944)	$(368)
Net income	—	—	—	—	—	—	13,039	13,039
Foreign currency translation adjustment	—	—	—	—	—	(196)	—	(196)

Total comprehensive income	—	—	—	—	—	—	—	12,843
Distribution to shareholders	—	—	—	—	(1,000)	—	—	(1,000)

Balance at March 28, 2009	10,163,920	—	140,554,377	—	41,300	80	(29,905)	11,475
Net income	—	—	—	—	—	—	39,248	39,248
Foreign currency translation adjustment	—	—	—	—	—	150	—	150

Total comprehensive income	—	—	—	—	—	—	—	39,398
Distribution to shareholders					(1,300)		(562)	(1,862)

Balance at April 3, 2010	10,163,920	—	140,554,377	—	40,000	230	8,781	49,011
Net income	—	—	—	—	—	—	72,506	72,506
Foreign currency translation adjustment	—	—	—	—	—	3,803	—	3,803

Total comprehensive income	—	—	—	—	—	—	—	76,309

Balance at April 2, 2011	10,163,920	$—	140,554,377	$—	$40,000	$4,033	$81,287	$125,320

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Cash flows from operating activities
Net income	$72,506	$39,248	$13,039
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	25,543	18,843	14,020
Impairment and write-off of property and equipment	2,052	42	3,043
Impairment of intangible assets	1,782	—	—
Unrealized foreign exchange loss (gain)	1,786	(1,965)	—
Amortization of deferred financing costs	225	229	229
Amortization of deferred rent	3,020	1,402	1,236
Deferred income tax provision	12,443	11,024	5,945
Change in assets and liabilities:
Receivables, net	(14,071)	(35,350)	6,554
Inventories	(50,465)	(13,390)	(18,989)
Prepaid expenses and other current assets	(8,990)	(4,721)	859
Other assets	(664)	(1,363)	(307)
Accounts payable	18,043	4,612	(595)
Accrued expenses and other current liabilities	37,405	5,149	1,987
Other long-term liabilities and deferred credits	9,693	4,832	2,429

Net cash provided by operating activities	110,308	28,592	29,450

Cash flows from investing activities
Capital expenditures	(57,348)	(30,816)	(35,793)
Purchase of intangible assets	(482)	(1,359)	(2,606)

Net cash used in investing activities	(57,830)	(32,175)	(38,399)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(225,820)	(218,063)	(162,594)
Borrowings under revolving credit agreement	194,605	222,603	172,113
Bank overdraft	(4,380)	2,903	86
Payment of deferred financing costs	(281)	—	—
Distribution to shareholders	—	(1,862)	(1,000)
Payment of loan to parent	(1,850)	—	—

Net cash (used in) provided by financing activities	(37,726)	5,581	8,605

Effect of exchange rate changes on cash and cash equivalents	649	1,206	4

Net increase (decrease) in cash and cash equivalents	15,401	3,204	(340)
Beginning of year	5,664	2,460	2,800

End of year	$21,065	$5,664	$2,460

Supplemental disclosures of cash flow information
Cash paid for interest	$1,202	$1,573	$1,461
Cash paid for income taxes	$27,252	$4,730	$3,747
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$3,538	$2,519	$2,466

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. MKHL is majority owned by SHL-Kors Limited (“SHL-Kors,” or the “Parent”), a BVI corporation, and other investors. SHL Fashion Limited, a BVI corporation (“SHL Fashion”), is the 100% shareholder of SHL-Kors. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

In December 2010, the Company issued ordinary shares for 100% of the shares of MKHL Canada Limited (“MKHL Canada”), an entity that was under common control with the Company. The financial statements for the Company’s fiscal years ending April 2, 2011, April 3, 2010 and March 28, 2009, reflect the exchange as if it occurred on the first day of the Company’s 2009 fiscal year.

As described in Note 16, the Company completed a reorganization pursuant to which existing ordinary shares were exchanged for newly issued ordinary and convertible preference shares. All share and per share information has been presented as if the reorganization and exchange of shares had occurred at the beginning of the periods presented.

All share and per share information has been retroactively restated for all periods presented to reflect a 3.8-to-1 share split that occurred on November 30, 2011.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the fiscal years ending on April 2, 2011 and March 28, 2009 (“Fiscal 2011” and “Fiscal 2009,” respectively) consist of 52 weeks, and the fiscal year ending April 3, 2010 (“Fiscal 2010”) consists of 53 weeks.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of stock-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Revenue Recognition

The Company recognizes retail store revenues upon sale of its products to retail consumers, net of estimated returns. Wholesale revenue is recognized net of estimates for sales returns, discounts and allowances, after merchandise is shipped and title and risk of loss is transferred to the Company’s wholesale customers. To arrive at net sales for retail, gross sales are reduced by actual customer returns as well as by a provision for estimated future customer returns, which is based on management’s review of historical and current customer returns. Sales taxes collected from retail customers are presented on a net basis and as such are excluded from revenue. To arrive at net sales for wholesale, gross sales are reduced by provisions for estimated future returns, based on current expectations, trade discounts, markdowns, allowances and operational chargebacks, as well as for certain cooperative selling expenses. The following table details the activity and balances of the Company’s sales reserves for the fiscal years ended April 2, 2011, April 3, 2010 and March 28, 2009 (in thousands):

Retail	Balance Beginning of Year	Amounts Charged to Revenue	Write-offs Against Reserves	Balance at Year End
Return Reserves:
Year ended April 2, 2011	$1,413	$14,323	$(13,423)	$2,313
Year ended April 3, 2010	754	7,298	(6,639)	1,413
Year ended March 28, 2009	99	5,112	(4,457)	754

Wholesale
Total Sales Reserves:
Year ended April 2, 2011	$20,215	$84,697	$(79,732)	$25,180
Year ended April 3, 2010	19,481	68,955	(68,221)	20,215
Year ended March 28, 2009	15,105	64,348	(59,972)	19,481

Royalty revenue generated from product licenses, which includes contributions for advertising, is based on reported sales of licensed products bearing the Company’s tradenames, at rates specified in the license agreements. These agreements are also subject to contractual minimum levels. Royalty revenue generated by geographic specific licensing agreements is recognized as earned under the licensing agreements based on reported sales of licensees applicable to specified periods as outlined in the agreements. These agreements allow for the use of the Company’s tradename to sell its branded products in specific geographic regions.

Advertising

Advertising costs are charged to expense when incurred and are reflected in general and administrative expenses. For the years ended April 2, 2011, April 3, 2010 and March 28, 2009, advertising expense was $27.4 million, $22.4 million and $16.1 million, respectively.

Cooperative advertising expense, which represents the Company’s participation in advertising expenses of its wholesale customers, is reflected as a reduction of net sales. Expenses related to cooperative advertising for Fiscal 2011, Fiscal 2010, and Fiscal 2009, were $3.9 million, $3.4 million and $3.2 million, respectively.

Shipping and Handling

Shipping and handling costs amounting to $12.4 million, $8.3 million and $6.2 million for the years ended April 2, 2011, April 3, 2010, and March 28, 2009, respectively, are included in selling, general and administrative expenses in the statements of operations.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Inventories

Inventories consist of finished goods and are stated at the lower of cost or market value. Cost is determined using the first-in-first-out (FIFO) method. Costs include amounts paid to independent manufacturers, plus duties and freight to bring the goods to the Company’s warehouses, which are located in the United States, Holland, Canada, Japan and Hong Kong. The Company adjusts its inventory to reflect situations in which the cost of inventory is not expected to be fully recovered. These adjustments are estimates, which could vary significantly from actual results if future economic conditions, customer demand or competition differ from expectations. For the periods presented, there were no significant adjustments related to unrecoverable inventory.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization (carrying value). Depreciation is provided on a straight-line basis over the expected remaining useful lives of the related assets. Equipment, furniture and fixtures, and computer hardware and software are depreciated over five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated remaining useful lives of the related assets or remaining lease term.

The Company’s share of the cost of constructing in-store shop displays within its wholesale customers’ floor-space (“shop-in-shops”), which is paid directly to third-party suppliers, is capitalized as property and equipment and amortized over a useful life of three years.

Maintenance and repairs are charged to expense in the year incurred. Cost and related accumulated depreciation for property and equipment are removed from the accounts upon their sale or disposition and the resulting gain or loss is reflected in the results of operations.

Internal-use Software

The Company capitalizes, in property and equipment, direct costs incurred during the application development stage and the implementation stage for developing, purchasing or otherwise acquiring software for internal use. These costs are amortized over the estimated useful lives of the software, generally five years. All costs incurred during the preliminary project stage, including project scoping, identification and testing of alternatives, are expensed as incurred.

Intangible Assets

Intangible assets consist of trademarks and lease rights and are stated at cost less accumulated amortization. Trademarks are amortized over twenty years and lease rights are amortized over the term of the related lease agreements on a straight-line basis.

Impairment of Long-lived Assets

The Company evaluates its long-lived assets, including fixed assets and intangible assets with finite useful lives, for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of estimated undiscounted future cash flows associated with the asset is less than the asset’s carrying value, an impairment charge is recognized, which is measured as the amount by

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

which the carrying value exceeds the fair value of the asset. These estimates of cash flow require significant management judgment and certain assumptions about future volume, sales and expense growth rates, devaluation and inflation. As such, these estimates may differ from actual cash flows.

Goodwill and Other Intangible Assets

On an annual basis, the Company performs a valuation of goodwill during the Company’s fourth quarter of its fiscal year or whenever impairment indicators exist. Judgments regarding the existence of impairment indicators are based on market conditions and operational performance of the business. Future events could cause the Company to conclude that impairment indicators exist, and, therefore, that goodwill may be impaired. To the extent that the fair value associated with the goodwill is less than its carrying amount, the Company writes down the carrying amount of the goodwill to its fair value.

The Company assesses goodwill for impairment by calculating the fair value of the Company’s reporting units to which goodwill has been allocated using the discounted cash flow method along with the market multiples method. Both of these valuation methods require the Company’s management to make certain assumptions and estimates regarding certain industry trends and future profitability of the Company’s reporting units. If the carrying amount of a reporting unit exceeds its fair value, the Company would compare the implied fair value of the reporting unit goodwill with its carrying value. To compute the implied fair value, the Company would assign the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying value of the reporting unit goodwill exceeded the implied fair value of the reporting unit goodwill, the Company would record an impairment loss to write down such goodwill to its implied fair value. The valuation of goodwill is affected by, among other things, the Company’s business plan for the future and estimated results of future operations.

Stock-based Compensation

The Company grants stock-based awards to certain employees and directors of the Company. Awards are measured at the grant date based on the fair value as calculated using the Black-Scholes option pricing model, and are recognized as expense over the requisite service period, based on attainment of certain vesting requirements, including the Company’s completion of an initial public offering (“IPO”). Determining the fair value of stock-based awards at the grant date requires considerable judgment, including estimating expected volatility, expected term and risk-free rate.

The Company’s expected volatility is based on the average volatility rates of similar actively traded companies over the past 9.5 years, which is the Company’s estimated expected average holding period. The expected holding period of the option is based on the period to expiration which is generally 9-10 years. This approach was chosen as it directly correlates to the Company’s service period. In addition, the Company has no historical option exercise experience. The risk-free rate is derived from the zero-coupon U.S. Treasury Strips yield curve, the period of which relates to the grant’s holding period. If factors change and the Company employs different assumptions, the fair value of future awards and resulting stock-based compensation expense may differ significantly from what the Company has estimated in the past.

Foreign Currency Translation and Transactions

The financial statements of the majority of the Company’s foreign subsidiaries are measured using the local currency as the functional currency. The Company’s functional currency is the United States dollar (“USD”) for MKHL and its United States based subsidiaries. Assets and liabilities have been translated using period-end

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

exchange rates, and revenues and expenses have been translated using average exchange rates over the reporting period. The adjustments resulting from translation have been recorded separately in shareholders’ equity as a component of accumulated other comprehensive income. Foreign currency transaction income and losses resulting from the re-measuring of transactions denominated in a currency other than the functional currency of a particular entity are included in the consolidated statements of operations.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risk related to these transactions. The Company records these derivative instruments on the consolidated balance sheets at fair value. Though the Company uses forward contracts to hedge its cash flows, the Company does not designate these instruments as hedges for hedge accounting purposes. Accordingly, changes in the fair value of these contracts, as of each balance sheet date and upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. For the fiscal years ended 2011, 2010 and 2009, amounts charged to operations were $2.5 million, $1.0 million and $0.2 million, respectively. The following table details the fair value of these contracts as of April 2, 2011, and April 3, 2010 (in thousands):

	2011	2010
Prepaid expenses and other current assets	$745	$216
Accrued expenses and other current liabilities	$(2,293)	$(1,000)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge.

Income Taxes

Deferred income tax assets and liabilities have been provided for temporary differences between the tax bases and financial reporting bases of the Company’s assets and liabilities using the tax rates and laws in effect for the periods in which the differences are expected to reverse. The Company periodically assesses the realizability of deferred tax assets and the adequacy of deferred tax liabilities, based on the results of local, state, federal or foreign statutory tax audits or estimates and judgments used.

Realization of deferred tax assets associated with net operating loss and tax credit carryforwards is dependent upon generating sufficient taxable income prior to their expiration in the applicable tax jurisdiction. The Company periodically reviews the recoverability of its deferred tax assets and provides valuation allowances, as deemed necessary, to reduce deferred tax assets to amounts that more-likely-than-not will be realized. The Company’s management considers many factors when assessing the likelihood of future realization of deferred tax assets, including recent earnings results within various taxing jurisdictions, expectations of future taxable income, the carryforward periods remaining and other factors. Changes in the required valuation allowance are recorded in income in the period such determination is made. Deferred tax assets could be reduced in the future if the Company’s estimates of taxable income during the carryforward period are significantly reduced or alternative tax strategies are no longer viable.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The Company recognizes the impact of an uncertain income tax position taken on its income tax returns at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. The tax positions are analyzed periodically (at least quarterly) and adjustments are made as events occur that warrant adjustments for those positions. The Company records interest expense and penalties payable to relevant tax authorities as income tax expense.

Rent Expense, Deferred Rent and Landlord Construction Allowances

The Company leases office space, retail stores and distribution facilities under agreements that are classified as operating leases. Many of these operating leases include contingent rent provisions (percentage rent), and/or provide for certain landlord allowances related to tenant improvements and other relevant items. Rent expense is calculated by recognizing total minimum rental payments (net of any rental abatements, construction allowances and other rental concessions), on a straight-line basis, over the lease term. Accordingly, rent expense charged to operations differs from rent paid, resulting in the Company recording deferred rent, which is recorded in long-term liabilities in the consolidated balance sheets. The recognition of rent expense for a given operating lease commences on the earlier of the lease commencement date or the date of possession of the property. The Company accounts for landlord allowances and incentives as a component of deferred rent, which is amortized over the lease term as a reduction of rent expense. The Company records rent expense as a component of selling, general and administrative expenses.

Deferred Financing Costs

The Company defers costs directly associated with acquiring third party financing. These deferred costs are amortized as interest expense over the term of the related indebtedness. As of April 2, 2011, deferred financing costs were $0.2 million, net of accumulated amortization of $0.8 million, and as of April 3, 2010, deferred financing costs were $0.1 million, net of accumulated amortization of $0.6 million. Deferred financing costs are included in other assets on the consolidated balance sheets.

Net Income Per Share

The Company reports earnings per share in conformity with the two-class method for calculating and presenting earnings per share, due to the existence of both ordinary and convertible preference securities. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

Diluted net income per share reflects the potential dilution that would occur if stock option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods. For the periods presented, no amounts other than convertible preference share have been included in diluted weighted average shares.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of a 3.8-to-1 share split that was completed on November 30, 2011, weighted average outstanding shares were retroactively restated for all periods presented.

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Net income	$72,506	$39,248	$13,039
Net income applicable to preference shareholders	15,629	8,460	2,811

Net income available for ordinary shareholders	$56,877	$30,788	$10,228

Basic weighted average ordinary shares	140,554,377	140,554,377	140,554,377
Add:
Weighted average convertible preference shares	38,622,891	38,622,891	38,622,891

Diluted weighted average shares	179,177,268	179,177,268	179,177,268

Basic net income per ordinary share	$0.40	$0.22	$0.07

Diluted net income per share	$0.40	$0.22	$0.07

Stock options for fiscal years 2011, 2010 and 2009 have been excluded from the calculation of diluted earnings per share as they were not exercisable during the periods presented, as the Company has not completed an IPO.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

3. Receivables

Receivables consist of (in thousands):

	April 2, 2011	April 3, 2010
Trade receivables:
Credit risk assumed by factors	$82,111	$28,448
Credit risk retained by Company	20,543	54,774
Receivables due from licensees	5,315	4,280

	107,969	87,502
Less allowances(1):	(27,888)	(22,274)

	$80,081	$65,228

(1)

Allowances consist of the following: sales returns, discounts and credits, as well as doubtful accounts, which were $0.4 million and $0.3 million, at the end of Fiscal 2011 and Fiscal 2010, respectively.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. In July 2009, the Company terminated its agreement with its factor in the United States due to credit risk issues associated with the factor. In March 2010, the Company entered into a factoring agreement with a new factor in the United States. As a result, the credit risk retained by the Company at April 3, 2010 was higher with respect to trade receivables than such retained credit risk at April 2, 2011. Under the factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor; but not the risk of non-payment of such trade receivable for any other reason. The Company provides an allowance for such non-payment risk at the time of sale.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

4. Concentration of Credit Risk, Major Customers and Suppliers

Financial instruments that subject the Company to concentration of credit risk are cash and cash equivalents and receivables. As part of its ongoing procedures, the Company monitors its concentration of deposits with various financial institutions in order to avoid any undue exposure. The Company mitigates its risk by depositing cash and cash equivalents in major financial institutions. With respect to certain of its receivables, the Company mitigates its credit risk through the assignment of receivables to a factor (as demonstrated in the above table in “Credit risk assumed by factors”). For the years ended April 2, 2011, April 3, 2010 and March 28, 2009, net sales related to one customer, within the Company’s wholesale segment, accounted for approximately 14%, 15%, and 13%, respectively, of total revenue. The accounts receivable related to this customer were fully factored for all three fiscal years.

The Company contracts for the purchase of finished goods with independent third-party contractors, whereby the contractor is generally responsible for all manufacturing processes, including the purchase of piece goods and trim. Although the Company does not have any long-term agreements with any of its manufacturing contractors, the Company believes it has mutually satisfactory relationships with them. The Company allocates product manufacturing among agents and contractors based on their capabilities, the availability of production capacity, quality, pricing and delivery. The inability of certain contractors to provide needed services on a timely basis could adversely affect the Company’s operations and financial condition. The Company has relationships with various agents who source the Company’s finished goods with numerous contractors on the Company’s behalf. For the year ended April 2, 2011, one agent sourced approximately 19.5% and one contractor accounted for approximately 30.5% of the Company’s finished goods purchases.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

5. Property and Equipment

Property and equipment consist of (in thousands):

	April 2, 2011	April 3, 2010
Furniture and fixtures	$39,564	$28,835
Equipment	8,593	6,254
Computer equipment and software	14,042	11,308
In-store shops	30,970	23,289
Leasehold improvements	95,020	65,894

	188,189	135,580
Less: accumulated depreciation and amortization	(77,694)	(56,302)

Subtotal	110,495	79,278
Construction-in-progress	8,828	4,722

	$119,323	$84,000

Depreciation and amortization of property and equipment for the years ended April 2, 2011, April 3, 2010, and March 28, 2009, was $23.6 million, $17.1 million, and $12.7 million, respectively. During Fiscal 2011 and Fiscal 2009, the Company recorded impairment charges of $2.1 million and $3.0 million, respectively, related to certain retail locations still in operation. For Fiscal 2011, the impairment related to two stores, and for Fiscal 2009, the impairment related to three stores.

The Company capitalized $0.8 million and $2.9 million in costs for internal use software in fiscal 2011 and fiscal 2010, respectively. The unamortized balance, classified under computer equipment and software, of internal-use software at April 2, 2011 and April 3, 2010 was approximately $2.6 million and $2.5 million, respectively.

6. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	April 2, 2011			April 3, 2010
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Trademarks	$23,000	$9,395	$13,605	$23,000	$8,245	$14,755
Lease rights	3,823	1,632	2,191	4,713	763	3,950
Goodwill	14,005	—	14,005	14,005	—	14,005

	$40,828	$11,027	$29,801	$41,718	$9,008	$32,710

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $1.9 million, $1.7 million, and $1.3 million, respectively, for each of the years ended April 2, 2011, April 3, 2010, and March 28, 2009.

Goodwill is not amortized but will be tested for impairment in the last quarter of Fiscal 2012, or whenever impairment indicators exist. As of April 2, 2011, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Estimated amortization expense for each of the next five years is as follows (in thousands):

Fiscal year ending
2012	$1,510
2013	1,463
2014	1,397
2015	1,397
2016	1,391

$7,158

As a result of impairment charges recognized in Fiscal 2011 related to certain retail stores, as described in Note 5, the Company recognized impairment charges of $1.8 million for lease rights related to those stores.

The Company owns and utilizes as its primary trademarks “MICHAEL KORS” for its collection lines of products, “MICHAEL MICHAEL KORS” and “KORS MICHAEL KORS” for its accessible luxury lines of products, and has registered or applied for registration of these and other trademarks for use in the United States and in numerous countries worldwide. The Company is a party to an agreement with Mr. Kors that, until the earlier of the consummation of an underwritten IPO of the Company’s ordinary shares or January 29, 2013, restricts, without Mr. Kors’ consent, any sale, license or other conveyance of rights in any trademark, or the creation of any lien on any trademark in connection with any indebtedness.

7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of (in thousands):

	April 2, 2011	April 3, 2010
Professional services	$1,115	$1,398
Advance royalty	5,173	2,231
Inventory purchases	1,644	1,091
Sales tax payable	1,974	1,264
Unrealized loss on foreign exchange contracts	2,293	1,000
Other	5,087	2,465

	$17,286	$9,449

8. Credit Facilities

The Company has a secured revolving credit facility (as amended, the “Credit Facility”), which expires on August 1, 2012. The Credit Facility provides for up to $90.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $20.0 million. Interest on outstanding borrowings is based on stated margins of 1.75% above the prime rate or 3.00% above LIBOR. The Credit Facility further provides for aggregate credit available to the Company equal to the lesser of (i) $90.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Borrowings under the Credit Facility accrue interest, at the Company’s option, at the rate per annum announced from time to time by the agent of 1.75% above the prevailing prime rate, or at a per annum rate equal to 3.0% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 4.53% during Fiscal 2011 and 3.89% for Fiscal 2010. The Credit Facility requires an annual facility fee of $0.1 million, payable quarterly, and an annual commitment fee of 0.25% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of April 2, 2011, the amount of borrowings outstanding on the Credit Facility was $12.8 million, and the amount available for future borrowings was $49.2 million. The largest amount borrowed during Fiscal 2011 was $46.2 million. At April 2, 2011, there were documentary letters of credit outstanding for approximately $17.0 million, and stand-by letters of credit outstanding of $11.0 million.

9. Commitments and Contingencies

Leases

The Company leases office space, retail stores and warehouse space under operating lease agreements that expire at various dates through April 2026. In addition to minimum rental payments, the leases require payment of increases in real estate taxes and other expenses incidental to the use of the property.

Rent expense for the Company’s operating leases consist of the following (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Minimum rentals	$43,875	$26,246	$19,733
Contingent rentals	3,049	1,071	532

Total rent expense	$46,924	$27,317	$20,265

Future minimum lease payments under the terms of these noncancelable operating lease agreements are as follows (in thousands):

Fiscal year ending
2012	$47,501
2013	46,598
2014	46,143
2015	46,349
2016	45,665
Thereafter	136,995

$369,251

The Company has issued stand-by letters of credit to guarantee certain of its retail and corporate operating lease commitments, aggregating $7.6 million at April 2, 2011.

Service Agreements

The Company has entered into agreements with varying terms and minimum commitments for consulting and advertising. Commitments with respect to these agreements amount to approximately $6.3 million for the year ending March 31, 2012. The terms of these agreements are generally less than two years.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Long-term Employment Contract

The Company has an employment agreement with one of its officers that provides for continuous employment through the date of the officer’s death or permanent disability at a current salary of $2.5 million. In addition to the salary, the agreement provides for an annual bonus and other employee related benefits.

Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

10. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure of its firm commitments to purchase certain inventory from its manufacturers in Europe, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related purchase commitments. The Company attempts to hedge the majority of its total anticipated European purchase and service contracts. Gains and losses applicable to derivatives used for purchase commitments are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses. In determining the fair value of the Company’s foreign currency forward contracts, the Company’s only derivative instruments, observable inputs were available at April 2, 2011, and thus were relied upon for the valuation of the Company’s forward contracts.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. Amounts charged to the statement of operations related to the changes in fair value of foreign currency contracts during Fiscal 2011, as a net loss, were approximately $2.5 million, most of which were charged to cost of goods sold. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table (in thousands):

	Fair value at April 2, 2011, using:
	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts - U.S. Dollar	$745	$—	$745	$—
Foreign currency forward contracts - Euro	(2,293)	—	(2,293)	—

Total	$(1,548)	$—	$(1,548)	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

11. Stock-Based Compensation

During Fiscal 2008, the Company adopted the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), which provides for the granting of options to purchase ordinary shares of Michael Kors Corporation, a wholly owned subsidiary of the Company, to certain employees and directors of the Company at the discretion of the Company’s Option Committee. The 2008 Plan, as amended and restated, authorizes a total issuance of up to 23,980,823 ordinary shares. At April 2, 2011, there were 4,566,505 ordinary shares available for the granting of equity awards under the 2008 Plan. Option grants generally expire ten years from the date of the grant.

Stock options are generally exercisable at no less than the fair market value on the date of grant. All vesting is contingent upon the Company completing an IPO. Subject to completing an IPO, stock options may vest based upon the attainment of one of two performance measures. One measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The Company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The following table summarizes the activity for the 2008 Plan, and information about options outstanding at April 2, 2011:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Life (years)
Outstanding at April 3, 2010	12,777,054	$2.63
Granted	7,105,072	$3.80
Exercised	—	$—
Canceled/forfeited	(467,810)	$2.63

Outstanding at April 2, 2011	19,414,315	$3.06	8.17

At April 2, 2011, no options were exercisable as the Company had not completed an IPO. Accordingly, no compensation expense has been recognized for the periods presented. At the time the Company completes an IPO, compensation expense will be recognized for all options expected to vest. Such compensation expense will reflect an estimate for forfeitures based on the Company’s forfeiture experience. Had the completion of an IPO occurred as of the beginning of the periods presented, compensation expense of $5.3 million, $1.6 million, and $3.6 million would have been recognized for the years ended April 2, 2011, April 3, 2010 and March 28, 2009, respectively.

The weighted average grant date fair value was $3.08, $0.96 and $0.68, for options granted during Fiscal 2011, Fiscal 2010 and Fiscal 2009, respectively.

The following table represents assumptions used to estimate the fair value of options:

	Fiscal Years Ended
	April 2, 2011		April 3, 2010		March 28, 2009
Expected dividend yield	0.0%		0.0%		0.0%
Volatility factor	46.7%		46.4%		45.4%
Weighted average risk-free interest rate	3.2%		3.9%		3.9%
Expected life of option	10 yea	rs	10 yea	rs	10 yea	rs

12. Taxes

MKHL is incorporated in the British Virgin Islands and is generally not subject to taxation. MKHL’s subsidiaries are subject to taxation in the United States and various other foreign jurisdictions which are aggregated in the “Non-US” information captioned below.

Income (loss) before provision for income taxes consisted of the following (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
United States	$134,197	$48,300	$16,665
Non-U.S.	(978)	6,647	5,582

Total income before provision for income taxes	$133,219	$54,947	$22,247

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

The provision (benefit) for income taxes was as follows (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Current
U.S. Federal	$30,494	$552	$564
U.S. State	11,527	1,976	1,936
Non-U.S.	6,249	2,146	827

Total current	48,270	4,674	3,327

Deferred
U.S. Federal	9,950	8,203	5,909
U.S. State	2,057	3,718	73
Non-U.S.	436	(896)	(101)

Total deferred	12,443	11,025	5,881

Total provision for income taxes	$60,713	$15,699	$9,208

The following table summarizes the significant differences between the United States Federal statutory tax rate and the Company’s effective tax rate for financial statement purposes:

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	7.1%	10.6%	0.4%
Differences in tax effects on foreign income	1.9%	-1.7%	-11.8%
Foreign tax credit	-1.1%	0.0%	0.0%
Reserve for potential witholding requirements(1)	0.1%	-15.2%	9.2%
Liability for uncertain tax positions	0.3%	0.5%	0.0%
Effect of changes in valuation allowances on deferred tax assets	2.5%	-1.4%	6.4%
Other	-0.2%	0.8%	2.2%

	45.6%	28.6%	41.4%

(1)

During Fiscal 2010, as a result of the reorganization of certain of the Company’s international operations, certain withholding tax requirements were eliminated and the related deferred tax liability previously required to be recognized of approximately $8.4 million was reversed.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Significant components of the Company’s deferred tax assets (liabilities) consist of the following (in thousands):

	April 2, 2011	April 3, 2010
Deferred tax assets
Inventories	$4,683	$1,453
Payroll related accruals	239	4,179
Accrued interest	—	2,621
Deferred rent	8,304	6,437
Net operating loss carryforwards	4,460	3,061
Alternative minimum tax credit carryforward	—	1,786
Deferred revenue	2,096	968
Other	794	1,331

	20,576	21,836
Valuation allowance	(4,387)	(1,067)

Total deferred tax assets	16,189	20,769

Deferred tax liabilities
Goodwill and intangibles	(1,380)	(1,377)
Depreciation	(10,602)	(2,817)
Other	(429)	(354)

Total deferred tax liabilities	(12,411)	(4,548)

Net deferred tax assets	$3,778	$16,221

The Company maintains valuation allowances on deferred tax assets applicable to subsidiaries in jurisdictions for which separate income tax returns are filed where realization of the related deferred tax assets from future profitable operations is not reasonably assured. Deferred tax valuation allowances were increased in Fiscal 2011 by approximately $3.3 million, decreased in Fiscal 2010 by $0.8 million, and increased in Fiscal 2009 by $1.4 million. As a result of the attainment and expectation of achieving profitable operations in certain countries comprising the Company’s European operations and certain state jurisdictions in the United States, for which deferred tax valuation allowances had been previously established, the Company released valuation allowances amounting to approximately $0.9 million in Fiscal 2011 and $1.1 million in Fiscal 2010. For Fiscal 2010, the release of the valuation allowance reflected a change in circumstances that caused a change in judgment about the realizability of certain deferred tax assets related to state and non-U.S. net operating losses.

The Company has U.S. state and non-U.S. net operating loss carryforwards of approximately $2.9 million and $27.6 million, respectively, that will begin to expire in 2026 and 2016, respectively.

As of April 2, 2011, the Company has accrued a liability of approximately $1.0 million related to uncertain tax positions, which includes accrued interest, which is included in other long-term liabilities in the consolidated balance sheets. The Company classifies interest and penalties related to unrecognized tax benefits as components of the provision for income taxes.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

A reconciliation of the beginning and ending amounts of unrecognized tax benefits, excluding accrued interest, for Fiscal 2011 and Fiscal 2010, are presented below (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010
Unrecognized tax benefits beginning balance	$378	$—
Additions related to prior period tax positions	—	255
Additions related to current period tax positions	675	123
Decreases from prior period positions	(114)	—

Unrecognized tax benefits ending balance	$939	$378

The total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate was approximately $0.9 million at April 2, 2011 and approximately $0.4 million at April 3, 2010.

The total amount of unrecognized tax benefits relating to the Company’s tax positions is subject to change based on future events, including, but not limited to, the settlements of ongoing audits and/or the expiration of applicable statutes of limitations. The Company files income tax returns in the United States, for federal, state, and local purposes, and in certain foreign jurisdictions. With few exceptions, the Company is no longer subject to examinations by the relevant tax authorities for years prior to its fiscal year ended March 31, 2007.

The total amount of undistributed earnings of United States and other non-U.S. subsidiaries as of April 2, 2011 was approximately $109.7 million. It is the Company’s intention to permanently reinvest undistributed earnings of its United States and non-U.S. subsidiaries and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for withholding taxes or income taxes which may become payable if undistributed earnings are paid as dividends.

13. Retirement Plans

The Company maintains defined contribution plans for employees, who become eligible to participate after three months of service. Features of these plans allow participants to contribute to a plan a percentage of their compensation, up to statutory limits depending upon the country in which a plan operates, and provide for mandatory and/or discretionary matching contributions by the Company. For the years ended April 2, 2011 and April 3, 2010, the Company recognized expense of approximately $1.3 million and $0.9 million, respectively, related to these retirement plans. There were no contributions made during Fiscal 2009.

14. Segment Information

The Company operates its business in three reportable segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), women’s footwear and

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America, Europe and Japan. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions such as Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Revenue:
Net sales: Retail	$344,195	$186,538	$114,031
Wholesale	413,605	296,914	263,027
Licensing	45,539	24,647	20,016

Total revenue	$803,339	$508,099	$397,074

Income (loss) from operations:
Retail(1)	$61,194	$15,514	$(5,104)
Wholesale	48,241	31,258	20,933
Licensing	27,431	9,402	8,409

Income from operations	$136,866	$56,174	$24,238

(1)	Included in the above table are impairment charges related to the retail segment for $3.8 million and $3.0 million, during the fiscal years ended April 2, 2011 and March 28, 2009, respectively.

Depreciation and amortization expense for each segment are as follows (in thousands):

	Fiscal Year Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Retail(1)	$16,526	$11,969	$8,123
Wholesale	8,894	6,799	5,773
Licensing	123	75	124

Total	$25,543	$18,843	$14,020

(1)	Excluded in the above table are impairment charges related to the retail segment for $3.8 million and $3.0 million, during the fiscal years ended April 2, 2011 and March 28, 2009, respectively.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Fiscal Years Ended
	April 2, 2011	April 3, 2010	March 28, 2009
Total revenue:
North America (U.S. and Canada)	$763,819	$497,278	$396,516
Europe	38,448	10,821	558
Other regions	1,072	—	—

Total revenue	$803,339	$508,099	$397,074

	April 2, 2011	April 3, 2010
Long-lived assets:
North America (U.S. and Canada)	$113,702	$92,619
Europe	19,539	10,086
Other regions	1,878	—

Total Long-lived assets:	$135,119	$102,705

15. Agreements with Shareholders and Related Party Transactions

Pursuant to the shareholders’ agreement, entered into during January 2003 and expiring in 2013, among the Company, the Parent and Mr. Kors, upon the death of Mr. Kors, his estate shall have the right for a period of 180 days after his death, to elect to sell to the Company all, but not less than all, of the ordinary shares of MKHL then owned by Mr. Kors for a price that is the greater of (i) the book value per share as of the month end preceding the death of Mr. Kors or (ii) the sum of the net income per share for the three fiscal years immediately preceding the death of Mr. Kors. The ordinary shares are presented in temporary equity in the Company’s consolidated balance sheets as “contingently redeemable ordinary shares” for a value of $6.7 million, which represents the value of the ordinary shares on the date they were acquired by Mr. Kors. The Company has not considered it probable that the put right described above would become exercisable as the Company did not believe it was probable that Mr. Kors’ death would occur during the ten-year period covered by the shareholder’s agreement.

The Company has a note payable to the Parent with an outstanding balance of $101.7 million and $103.5 million at April 2, 2011 and April 3, 2010, respectively. The note is non-interest bearing and represents advances provided by the Parent aggregating $103.5 million, of which $1.8 million was repaid in Fiscal 2011. The note has a maturity date of March 31, 2013. Such note is required to be prepaid in the event the Company receives cash proceeds whether by a sale of securities in a public offering, sale of assets, merger, dividend, interest, principal repayment or otherwise.

The Company has agreed to indemnify Mr. Kors for tax obligations that might arise related to his exchange of shares in MKHL Canada with ordinary shares of MKHL, as described in Note 1, if certain events, which are within the control of the Company, occur with respect to the equity interests or business assets of the Company and its subsidiaries. Depending upon the occurrence of such events, the Company estimates that such indemnity could range up to approximately $3.5 million. However, as a result of the sale by Mr. Kors of his interests in the Company acquired in such exchange in the private placement described in Note 16, the Company’s management does not believe that the Company will have any liability under this indemnity obligation.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

16. Subsequent Events

In July 2011, the shareholders’ agreement among the Company, the Parent and Mr. Kors, was terminated. As a result of the termination of this agreement, Mr. Kors’ put right as described in Note 15 was eliminated, resulting in the amounts that were classified as contingently redeemable ordinary shares to be reclassified as permanent equity.

In July 2011, SHL Fashion and certain of its subsidiaries completed a corporate reorganization. As part of the reorganization, among other steps, SHL-Kors merged with and into the Company (the “First Merger”), with the Company as the surviving corporation, and then SHL Fashion merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation.

Immediately prior to the First Merger, SHL-Kors and SHL Fashion distributed to the preference shareholders of SHL Fashion at the time in partial redemption of such preference shares amounts due from Mr. Kors and an affiliated company.

Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and accordingly the Company accounted for this transaction as an equity transaction.

As part of the reorganization, options to purchase shares of Michael Kors Corporation under the 2008 Plan were exchanged for options to purchase ordinary shares of the Company, in proportion to the interests held by such option holders at the time of the reorganization with the same terms and vesting conditions.

Following the reorganization, in July 2011, the Company completed a private placement whereby investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization to the SHL Fashion shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares of the Company for $10 million. In addition, the Company offered to redeem a portion of its outstanding stock option grants in the form of a net cash settlement. The Company ultimately redeemed certain stock options for approximately $10.7 million in cash during August 2011, which was charged to operations at the time of the redemption.

As a result of the aforementioned transactions, subsequent to April 2, 2011, the capital structure of the Company increased from 4,351 outstanding ordinary shares to 147,134,033 outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares. The preference shareholders are entitled to a liquidation preference, and if a qualified IPO does not occur within 18 months of the closing date of the private placement, a 10% dividend, payable quarterly. The liquidation preference is equal to the greater of the original purchase price of the preference shares plus accreted, accrued and unpaid dividends, or the amount that would be payable if all preference shares were converted into ordinary shares.

In September 2011, the Company amended the Credit Facility to, among other things, extend the maturity date by an additional three years and increase the credit limit to $100.0 million.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)

17. Selected Quarterly Financial Information (Unaudited)

The following table summarizes the Fiscal 2011 and 2010 quarterly results (dollars in thousands):

	Fiscal Quarter Ended
	June	September	December	March
Year Ended April 2, 2011
Total Revenue	$151,516	$189,369	$222,451	$240,003
Gross profit	$82,354	$102,827	$126,763	$134,121
Income from operations	$17,180	$32,122	$44,930	$42,634
Net income	$11,752	$15,663	$27,718	$17,443
Weighted average ordinary shares outstanding:
Basic	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	179,177,268	179,177,268	179,177,268	179,177,268

Year Ended April 3, 2010
Total Revenue	$91,172	$125,712	$130,884	$160,331
Gross profit	$46,011	$63,629	$69,881	$87,213
Income from operations	$3,785	$15,951	$13,010	$23,428
Net income	$2,074	$9,007	$7,360	$20,807
Weighted average ordinary shares outstanding:
Basic	140,554,377	140,554,377	140,554,377	140,554,377
Diluted	179,177,268	179,177,268	179,177,268	179,177,268

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

	December 31, 2011	April 2, 2011
Assets
Current assets
Cash and cash equivalents	$105,668	$21,065
Receivables, net	88,762	80,081
Inventories	160,800	117,173
Deferred tax assets	11,589	7,322
Prepaid expenses and other current assets	29,509	19,757

Total current assets	396,328	245,398
Property and equipment, net	155,728	119,323
Intangible assets, net	14,552	15,796
Goodwill	14,005	14,005
Deferred tax assets	2,416	1,951
Other assets	7,330	3,022

Total assets	$590,359	$399,495

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$15,539	$12,765
Accounts payable	79,203	52,873
Accrued payroll and payroll related expenses	22,098	26,100
Accrued income taxes	10,338	18,701
Accrued expenses and other current liabilities	38,062	17,286

Total current liabilities	165,240	127,725
Note payable to parent	—	101,650
Deferred rent	39,123	29,381
Deferred tax liabilities	6,748	5,495
Other long-term liabilities	3,987	3,218

Total liabilities	215,098	267,469
Commitments and contingencies
Contingently redeemable ordinary shares	—	6,706

Shareholders’ equity
Convertible preference shares, no par value; 10,163,920 shares issued and outstanding at April 2, 2011	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 191,049,948 shares issued and outstanding at December 31, 2011, and 140,554,377 shares issued and outstanding at April 2, 2011	—	—
Additional paid-in capital	193,188	40,000
Accumulated other comprehensive income (loss)	(2,966)	4,033
Retained earnings	185,039	81,287

Total shareholders’ equity	375,261	125,320

Total liabilities and shareholders’ equity	$590,359	$399,495

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Nine Months Ended
	December 31, 2011	January 1, 2011

Net sales	$874,195	$531,264
Royalty revenue	48,069	32,072

Total revenue	922,264	563,336
Cost of goods sold	388,290	251,392

Gross profit	533,974	311,944
Selling, general and administrative expenses	334,199	196,819
Depreciation and amortization	27,642	18,055
Impairment of long-lived assets	3,292	2,838

Total operating expenses	365,133	217,712

Income from operations	168,841	94,232
Interest expense, net	1,112	1,698
Foreign currency gain	(3,920)	(2,808)

Income before provision for income taxes	171,649	95,342
Provision for income taxes	67,897	40,209

Net income	103,752	55,133
Net income applicable to preference shareholders	21,227	11,884

Net income available for ordinary shareholders	$82,525	$43,249

Weighted average ordinary shares outstanding:
Basic	147,282,778	140,554,377
Diluted	186,780,461	179,177,268

Net income per ordinary share:
Basic	$0.56	$0.31
Diluted	$0.56	$0.31

Statements of Comprehensive Income:
Net income	$103,752	$55,133
Foreign currency translation adjustments	(6,999)	(895)

Comprehensive income	$96,753	$54,238

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended
	December 31, 2011	January 1, 2011
Cash flows from operating activities
Net income	$103,752	$55,133
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27,642	18,055
Impairment and write-off of property and equipment	3,292	942
Impairment of intangible assets	—	1,896
Unrealized foreign exchange gain	(3,920)	(2,808)
Amortization of deferred financing costs	334	141
Amortization of deferred rent	2,651	2,637
Deferred income tax provision	(5,036)	—
Equity compensation expense	20,041	—
Tax benefits on exercise of share options	(9,869)	—
Change in assets and liabilities:
Receivables, net	(10,158)	14,369
Inventories	(45,056)	(40,668)
Prepaid expenses and other current assets	(13,532)	(6,447)
Other assets	(2,304)	(1,411)
Accounts payable	27,134	25,756
Accrued expenses and other current liabilities	14,899	33,841
Other long-term liabilities and deferred credits	7,478	6,491

Net cash provided by operating activities	117,348	107,927

Cash flows from investing activities
Capital expenditures	(56,798)	(34,771)

Net cash used in investing activities	(56,798)	(34,771)

Cash flows from financing activities
Repayments of borrowings under revolving credit agreement	(51,026)	(228,288)
Borrowings under revolving credit agreement	53,800	192,984
Bank overdraft	—	(4,380)
Proceeds from private placement	9,550	—
Exercise of employee share options	5,372	—
Tax benefits on exercise of share options	9,869	—
Payment of deferred financing costs	(2,479)	(163)

Net cash provided by (used in) financing activities	25,086	(39,847)

Effect of exchange rate changes on cash and cash equivalents	(1,033)	557

Net increase in cash and cash equivalents	84,603	33,866
Beginning of period	21,065	5,664

End of period	$105,668	$39,530

Supplemental disclosures of cash flow information
Cash paid for interest	$998	$890
Cash paid for income taxes	$71,151	$19,243
Supplemental disclosure of noncash investing and financing activities
Accrued capital expenditures	$14,007	$5,300

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except share data)

(Unaudited)

	Convertible Preference Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total

	Shares	Amounts	Shares	Amounts
Balance at April 2, 2011	10,163,920	$—	140,554,377	$—	$40,000	$4,033	$81,287	$125,320
Net income	—	—	—	—	—	—	103,752	103,752
Foreign currency translation adjustment	—	—	—	—	—	(6,999)	—	(6,999)

Total comprehensive income	—	—	—	—	—	—	—	96,753
Issuance of shares in exchange for note*	475,796	—	6,579,656	—	101,650	—	—	101,650
Elimination of contingent redemption on ordinary shares	—	—	—	—	6,706	—	—	6,706
Issuance of convertible preference shares	217,137	—	—	—	9,550	—	—	9,550
Issuance of restricted shares	—	—	666,250	—	—	—	—	—
Exercise of employee share options	—	—	1,993,640	—	5,372	—	—	5,372
Equity compensation expense	—	—	—	—	20,041	—	—	20,041
Tax benefits on exercise of share options					9,869			9,869
Conversion of convertible preference shares	(10,856,853)	—	41,256,025	—	—	—	—	—

Balance at December 31, 2011	—	$—	191,049,948	$—	$193,188	$(2,966)	$185,039	$375,261

*	Represents the extinguishment of the note payable to the Company’s former parent.

See accompanying notes to consolidated financial statements.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Business and Basis of Presentation

Michael Kors Holdings Limited (“MKHL,” and together with its subsidiaries, the “Company”) was incorporated in the British Virgin Islands (“BVI”) on December 13, 2002. The Company is a leading designer, marketer, distributor and retailer of branded women’s apparel and accessories and men’s apparel bearing the Michael Kors tradename and related trademarks “MICHAEL KORS,” “MICHAEL MICHAEL KORS,” “KORS MICHAEL KORS” and various other related trademarks and logos. The Company’s business consists of retail, wholesale and licensing segments. Retail operations consist of collection stores, lifestyle stores, including concessions and outlet stores located primarily in the United States, Canada, Europe and Japan. Wholesale revenues are principally derived from major department and specialty stores located throughout the United States, Canada and Europe. The Company licenses its trademarks on products such as fragrances, cosmetics, eyewear, leather goods, jewelry, watches, coats, footwear, men’s suits, swimwear, furs and ties.

For all periods presented, all ordinary share and per share amounts in these consolidated financial statements and the notes hereto have been adjusted retroactively to reflect the effects of a 3.8-to-1 share split, which was completed on November 30, 2011, as well as the effects of the July 2011 reorganization discussed in Note 2 below, as if such reorganization and share split had occurred at the beginning of the periods presented.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. The consolidated financial statements as of December 31, 2011 and for the nine months ended December 31, 2011 and January 1, 2011, are unaudited. In addition, certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. The interim financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation in conformity with GAAP. The interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended April 2, 2011. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

The Company utilizes a 52 to 53 week fiscal year ending on the Saturday closest to March 31. As such, the term “Fiscal Year” or “Fiscal” refers to the 52-week or 53-week period, ending on that day. The results for the nine months ended December 31, 2011 and January 1, 2011, are each based on a 39-week period.

2. Reorganization and Initial Public Offering

On December 20, 2011, the Company completed an initial public offering (“IPO”), which resulted in the sale of 54,280,000 shares at a price of $20 per share, all of which were sold by selling shareholders. The Company did not receive any of the proceeds related to the sale of these shares. In addition, the Company incurred approximately $5.2 million in fees related to the offering which were charged to selling, general and administrative expenses during the third quarter of Fiscal 2012. On December 20, 2011, in connection with the consummation of the IPO, 10,856,853 convertible preference shares were converted to 41,256,025 ordinary shares at a ratio of 3.8-to-1 resulting in no preference shares issued and outstanding at December 31, 2011.

Prior to July 2011, the Company was owned 85% by SHL-Kors Limited, a BVI corporation, and 15% by Mr. Kors. SHL-Kors Limited was owned 100% by SHL Fashion Limited.

In July 2011, the Company underwent a corporate reorganization whereby the Company completed a merger with its former parent, SHL-Kors Limited, which merged with and into the Company, with the Company as the surviving corporation (the “First Merger”). Subsequent to the completion of the First Merger, SHL Fashion

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

Limited, the former parent company of SHL-Kors Limited, merged with and into the Company (the “Second Merger”), with the Company as the surviving corporation. Upon completion of the Second Merger, all previous shareholders of SHL Fashion Limited and Mr. Kors became direct shareholders in the Company. Immediately prior to the Second Merger, the Company issued 475,796 preference shares and 6,579,656 ordinary shares to SHL Fashion Limited in consideration for the extinguishment of the Company’s $101.7 million note payable to SHL Fashion Limited. This exchange was based on the fair value of the Company at the time of exchange. In the Second Merger, Mr. Kors and the shareholders of SHL Fashion received 147,134,033 newly issued ordinary shares and 10,639,716 newly issued convertible preference shares of the Company in proportion to their ownership interests held prior to the Second Merger. The Company considered this transaction to be the acquisition of the non-controlling interest in the Company held by Mr. Kors, and, accordingly, the Company accounted for this transaction as an equity transaction.

Following the reorganization, in a private placement in July 2011, a group of investors purchased (i) all 10,639,716 convertible preference shares issued in the reorganization from the previous SHL Fashion Limited shareholders and Mr. Kors for $490 million, and (ii) 217,137 newly issued convertible preference shares from the Company for $10.0 million, of which $9.5 million in proceeds, net of placement fees of $0.5 million, were received by the Company. As a result of the aforementioned transactions, the capital structure of the Company increased from 4,351 issued and outstanding ordinary shares to 147,134,033 issued and outstanding ordinary shares (650,000,000 authorized) and 10,856,853 authorized, issued and outstanding convertible preference shares.

In addition to the above, immediately prior to the reorganization, the redemption feature related to the contingently redeemable ordinary shares was eliminated, thereby, resulting in the reclassification of $6.7 million from temporary equity, which was classified as “contingently redeemable ordinary shares” in the Company’s consolidated balance sheets, to permanent equity as additional paid-in capital (see Note 12).

3. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to use judgment and make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The level of uncertainty in estimates and assumptions increases with the length of time until the underlying transactions are completed. The most significant assumptions and estimates involved in preparing the financial statements include allowances for customer deductions, sales returns, sales discounts and doubtful accounts, estimates of inventory recovery, the valuation of stock-based compensation, valuation of deferred taxes and the estimated useful lives used for amortization and depreciation of intangible assets and property and equipment. Actual results could differ from those estimates.

Derivative Financial Instruments

The Company uses forward currency exchange contracts to manage its exposure to fluctuations in foreign currency for certain of its transactions. The Company in its normal course of business enters into transactions with foreign suppliers and seeks to minimize risk related to these transactions. The Company records these derivative instruments on the consolidated balance sheets at fair value. Though the Company uses forward contracts to hedge its cash flows, the Company does not designate these instruments as hedges for hedge accounting purposes. Accordingly, changes in the fair value of these contracts, as of each balance sheet date and

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

upon maturity, are recorded in cost of sales or operating expenses, within the Company’s consolidated statements of operations, as applicable to the transactions for which the forward exchange contracts were intended to hedge. For the nine months ended December 31, 2011, the gain recognized in operations was $3.9 million. The following table details the fair value of these contracts as of December 31, 2011, and April 2, 2011 (in thousands):

	December 31, 2011	April 2, 2011

Prepaid expenses and other current assets	$2,915	$745
Accrued expenses and other current assets	$(619)	$(2,293)

The Company is exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. In attempts to mitigate counterparty credit risk, the Company enters into contracts with carefully selected financial institutions based upon their credit ratings and certain other financial factors, adhering to established limits for credit exposure. The aforementioned forward contracts generally have a term of no more than 18 months. The period of these contracts is directly related to the foreign transaction they are intended to hedge.

Net Income Per Share

The Company reports earnings per share in conformity with the two-class method for calculating and presenting earnings per share, due to the existence of both ordinary and convertible preference securities. Under the two-class method, basic net income per ordinary share is computed by dividing the net income available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Net income available to shareholders is determined by allocating undistributed earnings between holders of ordinary and convertible preference shares, based on the participation rights of the preference shares. Diluted net income per share is computed by dividing the net income available to both ordinary and preference shareholders by the weighted-average number of dilutive shares outstanding during the period.

The Company’s basic net income per share excludes the dilutive effect of stock options and unvested restricted shares. It is based upon the weighted average number of ordinary shares outstanding during the period divided into net income.

Diluted net income per share reflects the potential dilution that would occur if stock option grants or any other dilutive equity instruments were exercised or converted into ordinary shares. These equity instruments are included as potential dilutive securities to the extent they are dilutive under the treasury stock method for the applicable periods.

For the purposes of basic and diluted net income per share, as a result of the reorganization and exchange during July 2011, weighted average shares outstanding for purposes of presenting net income per share on a comparative basis were retroactively restated for all periods presented to reflect the exchange of ordinary shares for the newly issued ordinary and convertible preference shares as described in Note 2, as if such reorganization and exchange had occurred at the beginning of the periods presented. In addition, as a result of the 3.8-to-1 share split, which was completed on November 30, 2011, weighted average shares outstanding were retroactively restated for all periods presented.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

The components of the calculation of basic net income per ordinary share and diluted net income per ordinary share are as follows (in thousands except share and per share data):

	Nine Months Ended
	December 31, 2011	January 1, 2011
Numerator:
Net Income	$103,752	$55,133
Net income applicable to preference shareholders	21,227	11,884

Net income available for ordinary shareholders	$82,525	$43,249

Denominator:
Basic weighted average ordinary shares	147,282,778	140,554,377
Weighted average dilutive share equivalents:
Share options	1,614,455	—
Convertible preference shares	37,883,228	38,622,891

Diluted weighted average ordinary shares	186,780,461	179,177,268

Basic net income per ordinary share	$0.56	$0.31

Diluted net income per ordinary share	$0.56	$0.31

Stock options for the nine months ended January 1, 2011 have been excluded from the calculation of diluted earnings per share as they were not exercisable during the periods presented, as the Company had completed the IPO subsequent to that date.

Recent Accounting Pronouncements—The Company has considered all new accounting pronouncements and has concluded that there are no new pronouncements that have a material impact on results of operations, financial condition, or cash flows, based on current information.

4. Receivables

Receivables consist of (in thousands):

	December 31, 2011	April 2, 2011
Trade receivables:
Credit risk assumed by factors	$82,777	$82,111
Credit risk retained by Company	25,197	20,543
Receivables due from licensees	18,883	5,315

	126,857	107,969
Less allowances (1):	(38,095)	(27,888)

	$88,762	$80,081

(1)	Allowances consist of the following: sales returns, discounts and credits, as well as doubtful accounts, which were $0.5 million and $0.4 million, at December 31, 2011 and April 2, 2011, respectively.

The Company has historically assigned a substantial portion of its trade receivables to factors in the United States and Europe whereby the factors assumed credit risk with respect to such receivables assigned. Under the

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

factor agreements, factors bear the risk of loss from the financial inability of the customer to pay the trade receivable when due, up to such amounts as accepted by the factor, but not the risk of non-payment of such trade receivable for any other reason. The Company provides an allowance for such non-payment risk at the time of sale.

Receivables are presented net of allowances for sales returns, discounts, markdowns, operational chargebacks and doubtful accounts. Sales returns are determined based on an evaluation of current market conditions and historical returns experience. Discounts are based on open invoices where trade discounts have been extended to customers. Markdowns are based on retail sales performance, seasonal negotiations with customers, historical deduction trends and an evaluation of current market conditions. Operational chargebacks are based on deductions taken by customers, net of expected recoveries. Such provisions, and related recoveries, are reflected in net sales.

The allowance for doubtful accounts is determined through analysis of periodic aging of receivables for which credit risk is not assumed by the factors and assessments of collectability based on an evaluation of historic and anticipated trends, the financial conditions of the Company’s customers and the impact of general economic conditions. The past due status of a receivable is based on its contractual terms. Amounts deemed uncollectible are written off against the allowance when it is probable the amounts will not be recovered.

5. Property and Equipment

Property and equipment consist of (in thousands):

	December 31, 2011	April 2, 2011
Furniture and fixtures	$52,840	$39,564
Equipment	10,918	8,593
Computer equipment and software	17,392	14,042
In-store shops	40,702	30,970
Leasehold improvements	130,936	95,020

	252,788	188,189
Less: accumulated depreciation and amortization	(107,404)	(77,694)

Subtotal	145,384	110,495
Construction-in-progress	10,344	8,828

	$155,728	$119,323

Depreciation and amortization of property and equipment for the nine months ended December 31, 2011, was $26.5 million, and for the nine months ended January 1, 2011, was $17.1 million. During the nine months ended December 31, 2011, the Company recorded an impairment charge of $3.3 million related to two retail stores still in operations. For the nine months ended January 1, 2011, the Company recorded an impairment charge of $0.9 million related to a retail store still in operations.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

6. Intangible Assets and Goodwill

The following table discloses the carrying values of intangible assets and goodwill (in thousands):

	December 31, 2011			April 2, 2011
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net

Trademarks	$23,000	$10,257	$12,743	$23,000	$9,395	$13,605
Lease Rights	3,838	2,029	1,809	3,823	1,632	2,191
Goodwill	14,005	—	14,005	14,005	—	14,005

	$40,843	$12,286	$28,557	$40,828	$11,027	$29,801

The trademarks relate to the Company’s brand name and are amortized over twenty years. Lease rights are amortized over the respective terms of the underlying lease. Amortization expense was $1.2 million, for the nine months ended December 31, 2011, and $0.9 million for the nine months ended January 1, 2011.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. Goodwill is not amortized but will be assessed for impairment in the last quarter of Fiscal 2012, or whenever impairment indicators exist. As of December 31, 2011, cumulative impairment related to goodwill totaled $5.4 million. There were no charges related to the impairment of goodwill in the periods presented.

Estimated amortization expense for each of the next five years is as follows (in thousands):

Remainder of Fiscal 2012	$443
Fiscal 2013	1,493
Fiscal 2014	1,407
Fiscal 2015	1,388
Fiscal 2016	1,381
Thereafter	8,440

$14,552

As a result of an impairment charge recognized during the nine months ended January 1, 2011, related to a retail store, as described in Note 5, the Company recognized an impairment charge of $1.8 million for lease rights related to that store.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

7. Credit Facilities

The Company has a secured revolving credit facility as amended (the “Credit Facility”), which expires on September 15, 2015. The Credit Facility provides for up to $100.0 million of borrowings and a sub-limit for loans and letters of credit to the Company’s European subsidiaries of $35.0 million. The Credit Facility provides for aggregate credit available to the Company equal to the lesser of (i) $100.0 million or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all the assets of the Company. The Credit Facility contains covenants that, among other things, require the Company to maintain a fixed charge coverage ratio, set limits on capital expenditures and indebtedness, and restrict the incurrence of additional liens and cash dividends.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the Credit Facility was 4.07% for the nine months ended December 31, 2011 and 4.57% for the nine months ended January 1, 2011. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility.

As of December 31, 2011, the amount of borrowings outstanding on the Credit Facility was $15.5 million, and the amount available for future borrowings was $46.6 million. The largest amount borrowed during the nine months ended December 31, 2011 was $34.8 million. At December 31, 2011, there were documentary letters of credit outstanding for approximately $24.7 million and stand-by letters of credit outstanding of $11.1 million.

8. Commitments and Contingencies

In the ordinary course of business, the Company is party to various legal proceedings and claims. Although the outcome of such items cannot be determined with certainty, the Company’s management does not believe that the outcome of all pending legal proceedings in the aggregate will have a material adverse effect on its cash flow, results of operations or financial position.

9. Fair Value of Financial Instruments

Financial assets and liabilities are measured at fair value using a valuation hierarchy for disclosure of fair value measurements. The determination of the applicable level within the hierarchy of a particular asset or liability depends on the inputs used in valuation as of the measurement date, notably the extent to which the inputs are market-based (observable) or internally derived (unobservable). Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs based on a company’s own assumptions about market participant assumptions developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date.

Level 2 – Valuations based on quoted inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly through corroboration with observable market data.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

The Company has historically entered into forward exchange contracts to hedge the foreign currency exposure of its firm commitments to purchase certain inventory from its foreign suppliers, as well as commitments for certain services. The forward contracts that are used in the program mature in eighteen months or less, consistent with the related purchase commitments. The Company attempts to hedge the majority of its total anticipated purchase and service contracts. Gains and losses applicable to derivatives used for purchase commitments are recognized in cost of sales, and those applicable to other services are recognized in selling, general and administrative expenses. In determining the fair value of the Company’s foreign currency forward contracts, the Company’s only derivative instruments, observable inputs were available at December 31, 2011, and thus were relied upon for the valuation of the Company’s forward contracts.

The fair value of the forward contracts are included in prepaid expenses and other current assets, and in accrued expenses and other current liabilities in the consolidated balance sheets, depending on whether they represent assets or (liabilities) to the Company. Amounts recorded to the statement of operations related to the changes in fair value of foreign currency contracts during the nine months ended December 31, 2011, as a net gain, were approximately $3.8 million, most of which were included in cost of goods sold. All contracts are categorized in Level 2 of the fair value hierarchy as shown in the following table (in thousands):

		Fair value at December 31, 2011, using:
(In thousands)	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Foreign currency forward contracts- U.S. Dollar	$(619)	$—	$(619)	$—
Foreign currency forward contracts- Euro	2,915	—	2,915	—

Total	$2,296	$—	$2,296	$—

The Company’s cash and cash equivalents, accounts receivable and accounts payable, are recorded at carrying value, which approximates fair value. Borrowings under the Credit Facility are recorded at face value as the fair value of the Credit Facility is synonymous with its recorded value as it is a short-term debt facility due to its revolving nature.

10. Stock-Based Compensation

The Company issues equity grants to certain employees and directors of the Company at the discretion of the Company’s Compensation Committee. The Company has two equity plans, one adopted in Fiscal 2008, the Michael Kors (USA), Inc. Stock Option Plan (as amended and restated, the “2008 Plan”), and the other adopted in the third fiscal quarter of Fiscal 2012, the Michael Kors Holdings Limited Omnibus Incentive Plan (the “2012 Plan”). The 2008 plan provided for the granting of share options only and was authorized to issue up to 23,980,823 ordinary shares. As of December 31, 2011, there are no shares available for the granting of equity awards under the 2008 plan. The 2012 plan allows for the granting of share options, restricted shares and restricted share units, and other equity awards, and authorizes a total issuance of up to 15,246,000 ordinary shares. At December 31, 2011, there were 12,729,815 ordinary shares available for the granting of equity awards under the 2012 Plan. Option grants issued from the 2008 plan generally expire ten years from the date of the grant, and those issued under the 2012 plan generally expire seven years from the date of the grant.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

Stock Options

Stock options are generally exercisable at no less than the fair market value on the date of grant. The Company has issued two types of option grants, those that vest based on the attainment of a performance target and those that vest based on the passage of time. Performance based stock options may vest based upon the attainment of one of two performance measures. One performance measure is an individual performance target, which is based upon certain performance targets unique to the individual grantee, and the other measure is a company-wide performance target, which is based on a cumulative minimum growth requirement in consolidated net equity. The individual performance target vests 20% of the total option grant each year the target is satisfied. The individual has ten years in which to achieve five individual performance vesting tranches. The company-wide performance target must be achieved over the ten-year term. Performance is measured at the end of the term, and any unvested options under the grant vest if the target is achieved. The Company-wide performance target is established at the time of the grant. The target metrics underlying individual performance vesting requirements are established for each recipient each year up until such time as the grant is fully vested. Options subject to time based vesting requirements become vested in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such options were awarded.

The following table summarizes the share options activity for the 2008 and 2012 plans, and information about options outstanding at December 31, 2011:

	Number of Options	Weighted Average Exercise price	Weighted Average Remaining Contractual Live (years)	Aggregate Intrinsic Value (in thousands)
Outstanding at April 2, 2011	19,414,315	$3.06
Granted	4,889,084	$15.08
Redeemed*	(1,140,984)	$2.75
Exercised	(1,993,640)	$2.69
Canceled/forfeited	(352,372)	$6.88

Outstanding at December 31, 2011	20,816,403	$5.87	8.08	$445,094

Vested or expect to vest at December 31, 2011	18,182,813	$5.71	8.02

Vested and exercisable at December 31, 2011	7,575,673	$2.82	6.90	$185,103

*

The Company redeemed certain option grants during August 2011, for which it paid cash consideration of $10.7 million, representing the $12.12 share value established at the time of the private placement, less the exercise price of the option grants in the aggregate. The redemption was charged to selling, general and administrative expenses during the nine months ended December 31, 2011.

The total intrinsic value of options exercised during the nine months ended December 31, 2011 was $35.7 million. The cash received from options exercised during the nine months ended December 31, 2011, was $5.4 million. There were no exercises prior to the fiscal quarter ended December 31, 2011.

The weighted average grant date fair value was $7.54 for options granted during the nine months ended December 31, 2011. The weighted average grant date fair value was $1.20 for options granted during the nine months ended January 1, 2011.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

The following table represents the weighted average assumptions used to estimate the fair value of options:

	Nine Months Ended
	December 31, 2011	January 1, 2011

Expected dividend yield	0.0%	0.0%
Volatility factor	46.1%	45.7%
Weighted average risk-free interest rate	1.9%	2.7%
Expected life of option	8.0 years	10.0 years

Restricted Shares

The Company grants restricted shares and restricted share units at the fair market value at the date of the grant. Expense for restricted share grants is calculated based on the intrinsic value of the grant, which is the difference between the cost to the recipient and the fair market value of the underlying share (grants are generally issued at no cost to the recipient). Expense is recognized ratably over the vesting period which is generally four years from the date of the grant. Similar to share options, restricted share grants vest in four equal increments on each of the first, second, third and fourth anniversaries of the date on which such grants were awarded. Restricted share units vest in full on the first anniversary of the date of the grant.

The following table summarizes restricted shares and restricted share units for the 2012 Plan as of December 31, 2011 and changes during the nine month period then ended:

	Number of Unvested Restricted Shares/Units	Weighted Average Grant Date Fair Value
Unvested at April 2, 2011	—	$—
Granted	683,051	$20.00
Vested	—	$—
Canceled/forfeited	—	$—

Unvested at December 31, 2011	683,051	$20.00

Compensation expense attributable to stock-based compensation for the nine months ended December 31, 2011, was approximately $20.0 million. There was no compensation expense recognized prior to the third quarter ended December 31, 2011, as the Company had not completed an IPO which was one of the vesting requirements for all equity grants. As of December 31, 2011, the remaining unrecognized stock-based compensation expense for non-vested share options and restricted shares to be expensed in future periods is $57.6 million, and the related weighted-average period over which it is expected to be recognized is 3.4 years. There were 7,575,673 and 13,240,730 vested and non-vested outstanding options, respectively, at December 31, 2011. There were 683,051 unvested restricted grants at December 31, 2011. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimates forfeitures based on its historical forfeiture rate since the inception of stock option granting. The estimated value of future forfeitures for stock options and restricted shares as of December 31, 2011 is approximately $4.3 million.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

11. Segment Information

The Company operates its business in three reportable segments—Retail, Wholesale and Licensing—which are based on its business activities and organization. The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources, as well as in assessing performance. The primary key performance indicators are net sales or revenue (in the case of Licensing) and operating income for each segment. The Company’s reportable segments represent channels of distribution that offer similar merchandise, customer experience and sales/marketing strategies. Sales of the Company’s products through Company owned stores for the Retail segment include “Collection,” “Lifestyle” including “concessions,” and outlet stores located throughout North America, Europe, and Japan. Products sold through the Retail segment include women’s apparel, accessories (which include handbags and small leather goods such as wallets), footwear and licensed products, such as watches, fragrances and eyewear. The Wholesale segment includes sales primarily to major department stores and specialty shops throughout North America, Europe and Japan. Products sold through the Wholesale segment include accessories (which include handbags and small leather goods such as wallets), footwear and women’s and men’s apparel. The Licensing segment includes royalties earned on licensed products and use of the Company’s trademarks, and rights granted to third parties for the right to sell the Company’s products in certain geographical regions such as South Korea, the Philippines, Singapore, Malaysia, the Middle East and Turkey. All intercompany revenues are eliminated in consolidation and are not reviewed when evaluating segment performance. Corporate overhead expenses are allocated to the segments based upon specific usage or other allocation methods.

The Company has allocated $12.1 million and $1.9 million of its recorded goodwill to its Wholesale and Licensing segments, respectively. The Company does not have identifiable assets separated by segment. The following table presents the key performance information of the Company’s reportable segments (in thousands):

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT OPERATING DATA

(Unaudited)

	Nine Months Ended
	December 31, 2011	January 1, 2011

Revenue:
Net sales: Retail	$454,753	$248,706
Wholesale	419,442	282,558
Licensing	48,069	32,072

Total Revenue	$922,264	$563,336

Income from operations:
Retail	$87,892	$46,487
Wholesale	50,523	31,855
Licensing	30,426	15,890

Income from operations	$168,841	$94,232

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

Depreciation and amortization expense for each segment are as follows (in thousands):

	Nine Months Ended
	December 31, 2011	January 1, 2011
Depreciation and Amortization:
Retail (1)	$18,657	$11,647
Wholesale	8,801	6,322
Licensing	184	86

Total depreciation and amortization	$27,642	$18,055

(1)

Excluded in the above table are impairment charges related to the retail segment for $3.3 million for the nine months ended December 31, 2011, and $2.8 million for the nine months ended January 1, 2011.

Total revenue (as recognized based on country of origin), and long-lived assets by geographic location of the consolidated Company are as follows (in thousands):

	Nine Months Ended
	December 31, 2011	January 1, 2011

North America (U.S. and Canada)	$843,902	$540,892
Europe	72,163	22,051
Other regions	6,199	393

Total revenues	$922,264	$563,336

	As of
	December 31, 2011	April 2, 2011
Long-lived assets:
North America (U.S. and Canada)	$139,669	$113,702
Europe	25,786	19,539
Other regions	4,825	1,878

Total Long-lived assets:	$170,280	$135,119

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (CONTINUED)

12. Agreements with Shareholders and Related Party Transactions –

The shareholder’s agreement between the Company, SHL-Kors Limited (the Company’s former parent), and Mr. Kors, which provided for the right of the estate of Mr. Kors for a period of 180 days after his death, to elect to sell to the Company all, but not less than all, of the ordinary shares of MKHL then owned by Mr. Kors, was terminated prior to the time of the reorganization as described in Note 2. As a result of this termination, the ordinary shares that were presented in temporary equity in the Company’s consolidated balance sheet at April 2, 2011 as “contingently redeemable ordinary shares” for a value of $6.7 million (which represented the value of the ordinary shares on the date they were acquired by Mr. Kors), were reclassified to permanent equity during July 2011.

During July 2011, the note payable to the Company’s former parent, for $101.7 million, was exchanged for 475,796 preference shares and 6,579,662 ordinary shares, after taking into effect the impact of the share exchange that resulted from the reorganization discussed in Note 2. Accordingly, as of December 31, 2011, there are no outstanding balances related to the note.

25,000,000 Ordinary Shares

Michael Kors Holdings Limited

PROSPECTUS

Joint Book-Running Managers

Morgan Stanley	J.P. Morgan	Goldman, Sachs & Co.

                    , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

Our Memorandum and Articles of Association provides that we shall indemnify any of our directors, officers or anyone serving at our request as a director of another entity against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings or suits. If such person provides an undertaking to repay expense advances under certain circumstances, we shall pay any expenses, including legal fees, incurred by any such person in defending any legal, administrative or investigative proceedings in advance of the final disposition of the proceedings. If a person to be indemnified has been successful in defense of any proceedings referred to above, such person is entitled to be indemnified against all expenses, including legal fees, and against all judgments and fines reasonably incurred by such person in connection with the proceedings. We are required to indemnify a director or officer only if he or she acted honestly and in good faith with a view to our best interests and, in the case of criminal proceedings, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. The decision of our board of directors as to whether the director or officer acted honestly and in good faith with a view to our best interests and as to whether the director or officer had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purpose of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director or officer did not act honestly and in good faith and with a view to our best interests or that the director or officer had reasonable cause to believe that his or her conduct was unlawful.

We have entered into indemnification agreements with our directors and officers pursuant to which we agreed to indemnify them against a number of liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of the Company and our directors and executive officers.

Item 7. Recent Sales of Unregistered Securities

As part of the Preference Share Sale described under the heading “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale” in the accompanying prospectus, on July 11, 2011, we issued and sold 217,137 preference shares of no par value each to a limited number of accredited investors, with Morgan Stanley & Co. LLC acting as placement agent. The aggregate offering price of the preference shares we sold in the Preference Share Sale was approximately $10,000,000, and the aggregate placement agent commission paid by us was approximately $450,000. We relied on the exemption from registration provided by Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering.

In connection with the Reorganization Transactions described under the heading “Certain Relationships and Related Party Transactions—Reorganization Transactions and Preference Share Sale” in the accompanying prospectus, between July 7, 2011 and July 11, 2011, we issued ordinary shares to SHLF, the sole shareholder of SHLK, in the First Merger in exchange for SHLK ordinary shares. In addition, we issued ordinary shares to SHLF immediately prior to the Second Merger in consideration for extinguishment of our $101.7 million note payable to SHLF. In the Second Merger, we issued ordinary shares and preference shares to Mr. Kors in exchange for his ordinary shares of the Company and we issued ordinary shares and preference shares to the shareholders of SHLF in exchange for their ordinary and preference shares of SHLF. As a result of the Reorganization Transactions, we issued an aggregate of 38,719,484 ordinary shares (without giving effect to the Share Split) and 10,639,716 preference shares to Sportswear Holdings Limited, Mr. Kors, Mr. Idol and other Existing Shareholders. For these issuances, we relied on the exemption from registration provided by Section 4(2) of the Securities Act on the basis that the transactions did not involve a public offering. Following such issuances, the 10,639,716 preference shares issued to Sportswear Holdings Limited, Mr. Kors, Mr. Idol and other Existing Shareholders were sold to the Preference Share Investors, including Ontario Teachers’ Pension Plan Board, T. Rowe Price Associates, Inc. (and its affiliates) and FMR LLC (and its affiliated entities), in the Preference Share Sale.

In connection with the MKHL Canada Contribution described under the heading “Certain Relationships and Related Party Transactions—MKHL Canada Contribution” in the accompanying prospectus, on December 13, 2010, we issued 145 ordinary shares to SHLK and Mr. Kors in exchange for 100% of the shares of MKHL Canada. We relied on the exemption from registration provided by Section 4(2) of the Securities Act on the basis that the transaction did not involve a public offering.

Under the Stock Option Plan, we have granted options to purchase our ordinary shares to certain of our current and former executive officers and other employees from time to time during the period from March 30, 2008 to the date of this registration statement. For these option grants, we relied on the exemption from registration provided by Rule 701 under the Securities Act on the basis that the Stock Option Plan is a written compensatory benefit plan and at the time of the grants we were not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and were not an investment company registered or required to be registered under the Investment Company Act of 1940. The table below sets forth the details of these option grants (without giving effect to the Share Split):

Date of Grant	Number of Options	Exercise Price
April 16, 2008	3,146,845	$10.00
November 1, 2009	86,216	$10.00
December 15, 2009	43,108	$10.00
February 18, 2010	323,306	$10.00
October 25, 2010	926,648	$10.00
December 1, 2010	21,554	$10.00
March 25, 2011	921,554	$19.00
August 11, 2011	804,198	$46.06

On November 30, 2011, we effected a 3.8-to-1 share split. Immediately prior to our IPO, all of our then outstanding preference shares were converted automatically into ordinary shares. The share split and the preferred share conversion did not represent an offer or sale of securities under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit No.	Document Description
1.1	Form of Underwriting Agreement.

2.1

Restructuring Agreement, dated as of July 7, 2011, by and among Michael Kors Holdings Limited, John Idol, SHL-Kors Limited, Michael Kors, SHL Fashion Limited, Michael Kors (USA), Inc., Michael Kors Far East Holdings Limited, Sportswear Holdings Limited, Littlestone, Northcroft Trading Inc., Vax Trading, Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises (included as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

Exhibit No.	Document Description
3.1

Amended and Restated Memorandum and Articles of Association of Michael Kors Holdings Limited (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K filed on February 14, 2012, and incorporated herein by reference).

4.1

Specimen of Ordinary Share Certificate of Michael Kors Holdings Limited (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.2

Credit Agreement, dated as of September 15, 2011, among Michael Kors (USA), Inc., the foreign subsidiary borrowers party thereto, the lenders party thereto, the guarantors party thereto, J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

5.1	Opinion of Harney, Westwood & Riegels as to the validity of the securities being offered.

10.1

Subscription Agreement, dated as of July 7, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.2

Shareholders Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.3

Voting and Lock-Up Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.4

Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (included as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.5

Form of Indemnification Agreement between Michael Kors Holdings Limited and its directors and officers (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.6

Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors (HK) Limited (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

10.7

Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors Trading Shanghai Limited (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

10.8

Michael Kors Holdings Limited Omnibus Incentive Plan (included as Exhibit 10.8 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

21.1	List of subsidiaries of Michael Kors Holdings Limited.

Exhibit No.	Document Description
23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Harney, Westwood & Riegels (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature pages).

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 9. Undertakings

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 9, 2012.

MICHAEL KORS HOLDINGS LIMITED

By:	/S/ JOHN D. IDOL
Name:	John D. Idol
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints each of John D. Idol, Joseph B. Parsons and Lee S. Sporn, acting singly, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the SEC any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on March 9, 2012.

Signature	Title

/S/ MICHAEL KORS Michael Kors	Honorary Chairman, Chief Creative Officer and Director

/S/ JOHN D. IDOL John D. Idol	Chairman, Chief Executive Officer and Director (Principal Executive Officer)

/S/ JOSEPH B. PARSONS Joseph B. Parsons	Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer (Principal Accounting and Financial Officer)

/S/ SILAS K. F. CHOU Silas K. F. Chou	Director

/S/ LAWRENCE S. STROLL Lawrence S. Stroll	Director

/S/ M. WILLIAM BENEDETTO M. William Benedetto	Director

/S/ STEPHEN F. REITMAN Stephen F. Reitman	Director

/S/ JOHN D. IDOL John D. Idol	Authorized Representative in the United States

EXHIBIT INDEX

Exhibit No.	Document Description
1.1	Form of Underwriting Agreement.

2.1

Restructuring Agreement, dated as of July 7, 2011, by and among Michael Kors Holdings Limited, John Idol, SHL-Kors Limited, Michael Kors, SHL Fashion Limited, Michael Kors (USA), Inc., Michael Kors Far East Holdings Limited, Sportswear Holdings Limited, Littlestone, Northcroft Trading Inc., Vax Trading, Inc., OB Kors LLC, John Muse, Muse Children’s GS Trust, JRM Interim Investors, LP and Muse Family Enterprises (included as Exhibit 2.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

3.1

Amended and Restated Memorandum and Articles of Association of Michael Kors Holdings Limited (included as Exhibit 99.3 to the Company’s Current Report on Form 6-K filed on February 14, 2012, and incorporated herein by reference).

4.1

Specimen of Ordinary Share Certificate of Michael Kors Holdings Limited (included as Exhibit 4.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

4.2

Credit Agreement, dated as of September 15, 2011, among Michael Kors (USA), Inc., the foreign subsidiary borrowers party thereto, the lenders party thereto, the guarantors party thereto, J.P. Morgan Chase Bank, N.A. and Wells Fargo Bank, National Association (included as Exhibit 4.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

5.1	Opinion of Harney, Westwood & Riegels as to the validity of the securities being offered.

10.1

Subscription Agreement, dated as of July 7, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.1 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.2

Shareholders Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.3

Voting and Lock-Up Agreement, dated as of July 11, 2011, among Michael Kors Holdings Limited and certain shareholders of Michael Kors Holdings Limited (included as Exhibit 10.3 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.4

Amended and Restated Michael Kors (USA), Inc. Stock Option Plan (included as Exhibit 10.4 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.5

Form of Indemnification Agreement between Michael Kors Holdings Limited and its directors and officers (included as Exhibit 10.5 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

10.6

Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors (HK) Limited (included as Exhibit 10.6 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

Exhibit No.	Document Description
10.7

Licensing Agreement, dated as of April 1, 2011, between Michael Kors, L.L.C. and Michael Kors Trading Shanghai Limited (included as Exhibit 10.7 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference). (Certain portions of this exhibit were omitted pursuant to a confidential treatment request. Omitted information was filed separately with the Securities and Exchange Commission.)

10.8

Michael Kors Holdings Limited Omnibus Incentive Plan (included as Exhibit 10.8 to the Company’s Registration Statement on Form F-1, as amended (File No. 333-178282), filed on December 2, 2011, and incorporated herein by reference).

21.1	List of subsidiaries of Michael Kors Holdings Limited.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of Harney, Westwood & Riegels (included in Exhibit 5.1).

24.1	Powers of Attorney (included on signature pages).